UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2014

UBS AG

Commission File Number: 1-15060

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Third Quarter 2014 Report of UBS AG, which appears immediately following this page.

Third Quarter 2014 Report

Our financial results for the third quarter of 2014.

Third Quarter 2014 Report

Dear shareholders,

For the third quarter of 2014, we reported a net profit attributable to shareholders of CHF 762 million and diluted earnings per share of CHF 0.20. The result included net charges of CHF 1,836 million related to provisions for litigation, regulatory and similar matters and a net tax benefit of CHF 1,317 million. We recorded a strong underlying1 profit before tax of CHF 1,653 million, demonstrating the fundamental earnings power of our franchise. In the third quarter, we maintained our industry-leading capital position. Our fully applied Basel III common equity tier 1 (CET1) ratio improved to 13.7% as we further reduced risk-weighted assets (RWA), mainly within operational risk, and despite headwinds from foreign exchange, higher volatility and the effect of litigation provisions on our profitability. Our fully applied Swiss SRB leverage ratio was 4.2%, and we maintained robust liquidity and funding positions. As a consequence of our strong capital position and earnings power, we have every confidence in our ability to deliver on our capital return policy.

All of our business divisions and regions achieved strong underlying1 results in a seasonally slower quarter. Our wealth management businesses recorded combined net new money amounting to CHF 14.4 billion and, excluding money market flows, net new money in Global Asset Management totaled CHF 3.8 billion. Together, our wealth management businesses’ adjusted1 profit before tax exceeded CHF 1 billion. Wealth Management recorded its highest quarterly adjusted1 profit before tax since the second quarter of 2009, Wealth Management Americas achieved record recurring income and Retail & Corporate reported its strongest quarterly adjusted1 profit before tax in four years. Global Asset Management achieved its highest adjusted1 profit before tax in six quarters. The Investment Bank delivered its best third-quarter adjusted1 revenues since 2010, with Corporate Client Solutions and equities showing robust growth compared with the third quarter of 2013. Our strong underlying1 performance was achieved despite heightened geopolitical tensions, weak global growth rates and expectations of rising US interest rates, all of which weighed on market sentiment, resulting in continued risk aversion among clients.

Looking at the performance of our businesses in the third quarter, Wealth Management achieved an adjusted1 profit before tax of CHF 767 million, up CHF 374 million from the prior quarter. The result reflected lower charges for provisions for litigation, regulatory and similar matters and increased operating income, largely as a result of both higher recurring net fee income and net interest income. The gross margin on invested assets increased 2 basis points to 86 basis points from the prior quarter. Net new money remained strong at CHF 9.8 billion compared with CHF 10.7 billion, with positive contributions from all regions and Asia Pacific in particular. The business’s annualized net new money growth rate remained within the target range and its adjusted1 cost/income ratio improved significantly, placing it within the current target range.

Wealth Management Americas delivered another strong performance with an adjusted1 profit before tax of USD 267 million, an increase of USD 21 million on record revenues and record financial advisor productivity. Recurring net fee income and net interest income increased during the quarter. This more than outweighed the reduction in transaction-based income reflecting the typical seasonal decline in client activity levels. Net new money improved significantly to USD 4.9 billion from negative USD 2.5 billion in the prior quarter, reflecting net inflows from financial advisors employed with UBS for more than one year compared with net outflows in the prior quarter. The business’s annualized net new money growth rate was slightly below the target range. The adjusted1 cost/income ratio and the gross margin on invested assets both remained within their target ranges.

Our Retail & Corporate business’s adjusted1 profit before tax increased by CHF 79 million to CHF 446 million, mainly reflecting lower charges for provisions for litigation, regulatory and similar matters coupled with higher net interest and transaction-based income. This was partly offset by higher credit loss expenses for the quarter. Net interest margin, annualized net new business volume growth rate for our retail business and adjusted1 cost/income ratio were all within the target ranges.

Global Asset Management recorded an adjusted1 profit before tax of CHF 151 million, CHF 44 million higher than in the prior quarter, which included charges for provisions for litigation, regulatory and similar matters. Net management fees increased, mainly in traditional investments and also in global real estate. Performance fees declined, primarily in O’Connor, but this was partly offset by increases in traditional investments, global real estate and A&Q. The business’s adjusted1 cost/income ratio improved

[1] Refer to the “Group performance” and “Investment Bank” sections of this report for more information on adjusted and underlying results.

1

Third Quarter 2014 Report

and was within the target range. The gross margin on invested assets was in line with the prior quarter and slightly below the target range. Net new money excluding money market flows was CHF 3.8 billion compared with a very strong CHF 11.6 billion in the prior quarter. The annualized net new money growth rate was slightly below the target range.

The Investment Bank achieved an underlying1 profit before tax of CHF 494 million, a strong performance achieved during the traditionally slow summer period. The result reflected lower revenues in Corporate Client Solutions, mainly due to reduced capital markets activity levels, while Investor Client Services revenues were stable compared with the prior quarter. Underlying1 operating expenses were lower than in the prior quarter. The Investment Bank achieved its strongest third-quarter adjusted1 revenues in equities since 2010, largely as a result of higher revenues in derivatives and financing services. Increased foreign exchange volatility towards the end of the quarter benefited revenues. Corporate Client Solutions performed strongly year-on-year. On an underlying1 basis, the Investment Bank improved efficiency overall with a cost/income ratio of 75.2% and an annualized return on attributed equity for the third quarter of 26.7%. Results on a reported basis were impacted by CHF 1,687 million in charges for provisions for litigation, regulatory and similar matters and fell below the target range for adjusted1 annualized pre-tax return on attributed equity and rose above the target range for adjusted1 cost / income ratio.

Corporate Center – Core Functions reported a loss before tax of CHF 190 million. The loss before tax in Corporate Center – Non-core and Legacy Portfolio was CHF 603 million. Operating income declined, reflecting a net loss of CHF 252 million related to the incorporation of funding valuation adjustments into the fair value measurement of uncollateralized and partially collateralized derivatives. We continued to reduce our exposures well ahead of plan, as fully applied RWA decreased by CHF 10 billion to CHF 42 billion and balance sheet assets were CHF 9 billion lower. We expect to make further progress in exiting the remaining Non-core and Legacy positions.

During the quarter, we commenced our share-for-share exchange offer in order to establish a group holding company, UBS Group AG. As previously announced, UBS Group AG is offering to acquire all shares of UBS AG in exchange for UBS Group AG shares on a one-for-one basis. UBS Group AG shares will carry the same voting and economic rights as the UBS AG shares. Following successful completion of the transaction, including any necessary squeeze-out procedures, a supplementary capital return of at least CHF 0.25 per share is expected to be proposed to shareholders of UBS Group AG. The Board of Directors of UBS AG determined that the exchange offer is in the best interests of UBS and its shareholders and unanimously recommended that shareholders accept the offer. The establishment of a holding company, together with other announced changes to our legal structure, is intended to substantially improve our resolvability in response to regulatory requirements. We anticipate that this will enable us to qualify for a capital rebate under the Swiss “too-big-to-fail” regime. These changes will not affect our strategy or how we serve our clients. The offer is progressing as expected and we are confident that shareholders will recognize the benefits of the exchange.

We recently commenced celebrations to mark our firm’s 50th anniversary in Asia, one of the fastest-growing and most attractive regions in the world. When we opened for business in Hong Kong in 1964, we were the only Swiss bank with a representative office there and we are very proud of our achievements since. Through a half-century of committed investment, pioneering spirit and innovation, we have created the region’s top wealth manager, investment bank and equities house, making us the leading franchise in Asia.

Our comprehensive environmental and social commitment was again recognized in the quarter. We placed among the leaders in our industry in the 2014 Dow Jones Sustainability Indices. The firm was also awarded the CommunityMark accreditation by the organization Business in the Community, the UK’s highest award for businesses which demonstrate how they maximize positive and minimize negative community impacts. We were also pleased to be recognized in the top 100 US companies by Working Mother magazine for our leadership in establishing policies, programs and a corporate culture that supports working mothers. In our home market, over the summer, we supported two major international sporting events – the European Athletics Championships and Weltklasse Zurich – and the UBS Kids Cup Final, helping to get thousands of spectators, clients and the next generation involved in athletics.

[1] Refer to the “Group performance” and “Investment Bank” sections of this report for more information on adjusted and underlying results.

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

Outlook – At the start of the fourth quarter of 2014, many of the underlying challenges and geopolitical issues that we have previously highlighted remain and in some cases have intensified. A number of new concerns have arisen including the fear of risks related to the Ebola virus. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing US fiscal and monetary policy issues and increasing geopolitical instability would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, we will continue to execute on our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

3

Third Quarter 2014 Report

UBS key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.14	30.6.14	31.12.13	30.9.13	30.9.14	30.9.13

Group results
Operating income	6,876	7,147	6,307	6,261	21,281	21,425
Operating expenses	7,430	5,929	5,858	5,906	19,224	18,602
Operating profit/(loss) before tax	(554)	1,218	449	356	2,057	2,823
Net profit/(loss) attributable to UBS shareholders	762	792	917	577	2,609	2,255
Diluted earnings per share (CHF)[1]	0.20	0.21	0.24	0.15	0.68	0.59

Key performance indicators[2]
Profitability
Return on equity (RoE) (%)	6.1	6.4	7.7	4.9	7.1	6.4
Return on assets, gross (%)	2.7	2.9	2.4	2.3	2.8	2.5
Cost/income ratio (%)	107.5	82.8	92.7	94.1	90.3	86.7
Growth
Net profit growth (%)	(3.8)	(24.9)	58.9	(16.4)	15.7
Net new money growth for combined wealth management businesses (%)	3.1	1.9	2.4	1.6	2.7	3.6
Resources
Common equity tier 1 capital ratio (fully applied, %)[3]	13.7	13.5	12.8	11.9	13.7	11.9
Swiss SRB leverage ratio (phase-in, %)	5.4	5.3	4.7	4.2	5.4	4.2

Additional information
Profitability
Return on tangible equity (%)[4]	7.1	7.5	9.1	5.9	8.3	7.6
Return on risk-weighted assets, gross (%)[5]	12.2	12.5	11.2	10.8	12.4	11.5
Resources
Total assets	1,049,258	982,605	1,018,374	1,049,101	1,049,258	1,049,101
Equity attributable to UBS shareholders	50,824	49,532	48,002	47,403	50,824	47,403
Common equity tier 1 capital (fully applied)[3]	30,047	30,590	28,908	26,019	30,047	26,019
Common equity tier 1 capital (phase-in)[3]	42,464	41,858	42,179	38,963	42,464	38,963
Risk-weighted assets (fully applied)[3]	219,296	226,736	225,153	218,926	219,296	218,926
Risk-weighted assets (phase-in)[3]	222,648	229,908	228,557	222,306	222,648	222,306
Common equity tier 1 capital ratio (phase-in, %)[3]	19.1	18.2	18.5	17.5	19.1	17.5
Total capital ratio (fully applied, %)[3]	18.7	18.1	15.4	14.3	18.7	14.3
Total capital ratio (phase-in, %)[3]	24.9	23.9	22.2	21.8	24.9	21.8
Swiss SRB leverage ratio (fully applied, %)	4.2	4.2	3.4	3.0	4.2	3.0
Swiss SRB leverage ratio denominator (fully applied)[6]	985,071	980,552	1,020,247	1,055,956	985,071	1,055,956
Swiss SRB leverage ratio denominator (phase-in)[6]	991,730	986,577	1,027,864	1,063,294	991,730	1,063,294
Other
Invested assets (CHF billion)[7]	2,640	2,507	2,390	2,339	2,640	2,339
Personnel (full-time equivalents)	60,292	60,087	60,205	60,635	60,292	60,635
Market capitalization[8]	64,047	62,542	65,007	71,066	64,047	71,066
Total book value per share (CHF)[8]	13.54	13.20	12.74	12.58	13.54	12.58
Tangible book value per share (CHF)[8]	11.78	11.54	11.07	10.89	11.78	10.89

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the first quarter of 2014, the definitions of certain Group key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our first quarter 2014 report for more information.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Net profit/loss attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS shareholders less average goodwill and intangible assets.    5  Based on phase-in Basel III risk-weighted assets.    6  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    7  Group invested assets includes invested assets for Retail & Corporate.    8  Refer to the “UBS shares” section of this report for more information.

4

Corporate calendar

Publication of the fourth quarter 2014 report

Tuesday, 10 February 2015

Publication of the Annual Report 2014

Friday, 13 March 2015

Publication of the first quarter 2015 report

Tuesday, 5 May 2015

Annual General Meeting

Thursday, 7 May 2015

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and individual investors from our offices in Zurich, London and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online inquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1404

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
08	Regulatory and legal developments and financial reporting and accounting changes
11	Group performance
2.	UBS business divisions and Corporate Center
24	Wealth Management
28	Wealth Management Americas
32	Retail & Corporate
35	Global Asset Management
41	Investment Bank
45	Corporate Center
3.	Risk and treasury management
53	Risk and treasury management key developments
54	Risk management and control
71	Balance sheet
74	Liquidity and funding management
77	Capital management
95	UBS shares
4.	Financial information (unaudited)
99	Interim consolidated financial statements
109	Notes to the interim consolidated financial statements
157	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
166	Abbreviations frequently used in our financial reports
168	Information sources

5

Third Quarter 2014 Report

UBS and its businesses

We draw on our over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate maintains a leading position across retail, corporate and institutional client segments in Switzerland and constitutes a central building block of UBS Switzerland’s pre-eminent universal bank model. It provides comprehensive financial products and services embedded in a true multi-channel experience, offering clients convenient access. It continues to enhance the range of life-cycle products and services offered to clients, while pursuing additional growth in advisory and execution services.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions provides Group-wide control functions including finance, risk control (including compliance) and legal. In addition, it provides all logistics and support functions, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, physical security, information security, offshoring and treasury services such as funding, balance sheet and capital management. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with the abovementioned activities to the businesses. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

6

UBS Group Management report

Regulatory and legal developments and financial reporting and accounting changes

Regulatory and legal developments and financial reporting and accounting changes

Regulatory and legal developments

Creation of a group holding company

On 29 September 2014, we commenced a share-for-share exchange offer in order to create a group holding company, UBS Group AG. UBS Group AG is offering its shares on a one-for-one basis in exchange for all of the outstanding ordinary shares of UBS AG through an offer under Swiss law open to holders of UBS shares generally and a separate exchange offer open to holders of UBS shares located in the US. The offers are on substantially identical terms and have the same conditions. Upon completion of the offer, UBS Group AG will become the holding company for UBS and its subsidiaries and will be listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

The exchange offer is subject to certain conditions, including that at least 90% of outstanding shares are tendered and regulatory approvals and consents are obtained. Following completion of the offer, we expect that UBS Group AG will squeeze out any untendered UBS AG shares either through a proceeding under the Swiss Act on Stock Exchanges and Securities Trading or through a squeeze-out merger under Swiss law, depending on the level of ownership achieved in the exchange offer. The squeeze-out phase of the transaction could take several additional months.

Establishment of a group holding company is intended, along with other measures we have announced, to substantially improve the resolvability of UBS in response to Swiss and other key jurisdictions’ “too-big-to-fail” (TBTF) requirements. We anticipate that these measures will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to UBS as a systemically relevant bank. This would result in lower overall capital requirements for UBS.

Following completion of the exchange offer and the squeeze-out, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer is expected to cause a triggering event resulting in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million due to the exchange offer in the fourth quarter of 2014.

è	Refer to the “Regulatory and legal developments” and “Regulation and supervision” sections of our Annual Report 2013 for more information on Swiss TBTF requirements
è	Refer to “Swiss SRB Basel III capital framework” in the “Capital management” section of this report for more information on our capital requirements

New banking subsidiary in Switzerland

We continued to progress our plan to transfer our Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division into UBS Switzerland AG. We have filed an application for a banking license in Switzerland and expect to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

BCBS consults on Basel III Pillar 3 disclosure requirements

In June 2014, the Basel Committee on Banking Supervision published a Review of the Pillar 3 disclosure requirements for consultation. The consultation period ended on 10 October 2014. The consultation paper proposes a comprehensive revision of the current Pillar 3 disclosure requirements that would become effective in 2016. The proposed changes aim to enhance comparability across banks by ensuring greater consistency in the disclosure of risk exposures. The proposal would require extensive disclosures, many of which will be required to be in a prescribed format.

Swiss Federal Council presents the Financial Market Infrastructure Act to the Swiss Parliament

In September 2014, the Swiss Federal Council submitted the Financial Market Infrastructure Act (FMIA) to the Swiss parliament, where it will be scheduled for debate. The FMIA would make substantial changes to the regulation of financial market infrastructure in Switzerland and would implement the G20 commitments on OTC derivatives in Switzerland, including: (i) mandating clearing via a central counterparty, (ii) transaction reporting to a trade repository, (iii) risk mitigation measures and (iv) mandatory trading of derivatives on a stock exchange or another trading facility once this has also been introduced in partner states. FMIA would also (i) introduce new licensing requirements for stock exchanges, multilateral trading facilities, central counterparties, central depositaries, trade repositories and payment systems, (ii) impose transparency requirements for multilateral and organized trading facilities and (iii) establish a basis for regulating high-frequency trading, should this be deemed necessary. FMIA is intended to make Swiss regulation of OTC derivatives equivalent to the European Market Infrastructure Regulation and to achieve compliance

8

UBS Group

with international standards. It will allow Swiss companies to benefit from intra-group exemptions and provide a level playing field with EU peers. Without such exemptions, costly clearing and margin requirements would apply.

OECD releases full version of the global standard for automatic exchange of information in tax matters

The new Standard for Automatic Exchange of Financial Account Information in Tax Matters was developed in response to a G20 request and approved by the Organization for Economic Cooperation and Development (OECD) Council in July 2014. It provides the requirements for an annual automatic exchange of financial account information among governments. This information is reported by financial institutions to governments and includes interest, dividends, and sales proceeds from financial assets related to accounts held by individuals and entities, including trusts and foundations. The new standard contains confidentiality and data protection rules and provisions for secure data transmission. The G20 Finance Ministers endorsed this standard and provided further guidance on the implementation at their meeting in September 2014 and agreed to begin exchanging information automatically by 2017 or by the end of 2018. Final endorsement of the Common Reporting Standard is expected at the G20 Summit in Brisbane in November 2014. More than 65 countries and jurisdictions, including Switzerland, have committed to its implementation, while more than 40 countries, not including Switzerland, have committed to a specific timetable leading to the first automatic information exchanges in September 2017. UBS is in the process of assessing the appropriate course of action to comply with the new standard.

UK regulator publishes new rules on supervising international banks

In February 2014, the UK Prudential Regulation Authority (PRA) consulted on its approach to supervising international banks, with particular focus on the supervision of UK branches of non-European Economic Area (EEA) banks (“non-EEA branches”). In September 2014, the PRA published a Policy Statement and Supervisory Statement setting out its final approach. In summary, the PRA’s approach, which applies to both new and existing branches, is centered on an assessment of (i) the equivalence of the home state’s supervision of the whole firm, (ii) the branch’s UK activities, and (iii) the level of assurance the PRA gains from the home state supervisor (HSS) over resolution. Where the PRA is satisfied on these matters, it will also need to have a clear and agreed division of prudential supervisory responsibilities with the HSS. Where the PRA is not satisfied, it will consider the most appropriate course of action, which could include refusing authorization of a new branch or cancelling authorization of an existing branch (requiring the non-EEA firm to exit the UK market or to establish a UK subsidiary). For existing non-EEA branches, the PRA will focus its supervision on understanding whether the branch undertakes critical economic functions and on working with the HSS to gain adequate assurance that these functions could be resolved in line with the PRA’s objectives.

The PRA policy is applicable to UBS Limited and UBS AG London Branch and could have implications for the business and the legal structure of UBS’s UK operations. However, additional guidance from the PRA will be required to more accurately assess the effect on UBS.

US Federal Deposit Insurance Corporation and Federal Reserve comment letters on resolution plans

The Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve provided feedback on the 2013 resolution plans of first-wave filers (11 large and complex banking organizations including UBS that initially filed resolution plans in 2012). The reviews identified some general shortcomings that will need to be addressed in their 2015 submissions, including assumptions that the agencies regard as unrealistic or inadequately supported, and the failure to make changes in firm structure and practices that would enhance the prospects for orderly resolution. The agencies also indicated that the first-wave filers must make significant progress in addressing the agencies’ concerns before they file their 2015 resolution plans, or the agencies intend to exercise their authority to determine that the plan does not satisfy the requirements of the Dodd-Frank Act. If a first-wave filer is unable to address the regulators’ concerns, the agencies have the authority to take a number of actions, including imposing more stringent capital, leverage, liquidity or other requirements, restricting its US activities or the growth of its US operations, or requiring it to divest assets and operations that affect its resolvability.

US regulators issue final rules on liquidity coverage ratio and supplementary leverage ratio rules

The Federal Reserve Board, the FDIC, and the Office of the Comptroller of the Currency (OCC) issued a rule imposing a liquidity coverage ratio on large banks. Under the final rule, a large bank will be required to continuously maintain enough high-quality liquid assets to cover 100% of its total net cash outflows over a 30-day period of financial stress. The rule will apply to foreign banks that have US bank holding company subsidiaries and similar requirements are expected for foreign banks that do not have a US bank holding company, such as UBS.

Separately, the Federal Reserve, the FDIC, and the OCC issued a final supplementary leverage ratio (SLR) rule for banks that are subject to advanced approaches risk-based capital rules. This SLR rule revises the definition of the denominator of the SLR to be in line with the set of Basel Committee on Banking Supervision rules issued in January 2014. Certain public disclosures required by this final rule must be made starting in the first quarter of 2015 and the respective minimum SLR requirement is effective from 1 January 2018.

9

Regulatory and legal developments and financial reporting and accounting changes

Financial reporting and accounting changes

Fair value measurements – funding valuation adjustments

In the third quarter of 2014, we incorporated funding valuation adjustments (FVA) into our fair value measurements, as announced in our Annual Report 2013 and second quarter 2014 report. This resulted in a net loss of CHF 267 million in the third quarter, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate. FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price curve. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA was implemented in response to growing evidence that market participants incorporate funding valuation adjustments in the fair value measurement of uncollateralized and partially collateralized derivatives and was implemented on a prospective basis as a change in accounting estimate. Notably, we expect that our exposure to uncollateralized and partially collateralized derivatives will continue to reduce as we implement our strategy.

è	Refer to “Note 10d Valuation adjustments’’ for more information

Changes to internal funding and fund transfer pricing methodology

Effective July 2014, we changed our fund transfer pricing methodology for the divisions Wealth Management and Retail & Corporate. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivizing a balanced funding position from a currency and tenor perspective. The new methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with UBS’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two divisions in response to the evolving regulatory liquidity and funding landscape. The change in fund transfer pricing methodology in Wealth Management and Retail & Corporate falls under the governance of Group Treasury.

è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the internal funding and funds transfer pricing

Client shifts and referrals between Retail & Corporate and Wealth Management

In the third quarter of 2014, we implemented a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management, consistent with our strategy of collaboration across our various businesses. Under this framework, a fee is paid from one business division to the other for the overall net volume of client shifts and referrals. Clients are mostly shifted from Retail & Corporate to Wealth Management when they reach a certain level of wealth following our objective to develop our client relationships.

Investment bank – Fixed Income Exchange-Traded Derivatives

During the third quarter of 2014, we transferred the fixed income exchange-traded derivatives execution team from our equities business into our foreign exchange, rates and credit (FRC) business within the Investment Bank’s Investor Client Service business unit. The change is intended to facilitate the build-out of our FRC execution services platform. Prior period operating income numbers for equities and FRC have been restated accordingly. The transfer had no impact on total operating income for either Investor Client Services or the overall Investment Bank.

10

UBS Group

Group performance

Net profit attributable to UBS shareholders for the third quarter of 2014 was CHF 762 million compared with CHF 792 million in the second quarter of 2014. We recorded an operating loss before tax of CHF 554 million compared with a profit of CHF 1,218 million, mainly reflecting an increase of CHF 1,582 million in charges for litigation, regulatory and similar matters. Operating income declined by CHF 271 million and included a net loss of CHF 267 million from the implementation of funding valuation adjustments on derivatives. We recorded a net tax benefit of CHF 1,317 million, mainly related to a net upward revaluation of deferred tax assets, compared with a net tax expense of CHF 314 million in the prior quarter. Net profit attributable to preferred noteholders was zero compared with CHF 111 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	1,874	1,242	1,551	51	21	4,688	4,240
Credit loss (expense)/recovery	(32)	(14)	(17)	129	88	(18)	(35)
Net interest income after credit loss expense	1,842	1,229	1,534	50	20	4,670	4,204
Net fee and commission income	4,273	4,296	3,831	(1)	12	12,680	12,190
Net trading income	700	1,347	543	(48)	29	3,404	4,526
of which: net trading income excluding own credit	639	1,275	690	(50)	(7)	3,183	4,715
of which: own credit on financial liabilities designated at fair value	61	72	(147)	(15)		221	(189)
Other income	61	276	353	(78)	(83)	526	505
Total operating income	6,876	7,147	6,261	(4)	10	21,281	21,425
Personnel expenses	3,739	3,842	3,567	(3)	5	11,548	11,522
General and administrative expenses	3,468	1,871	2,126	85	63	7,018	6,424
Depreciation and impairment of property and equipment	203	197	191	3	6	598	595
Amortization and impairment of intangible assets	20	19	21	5	(5)	60	61
Total operating expenses	7,430	5,929	5,906	25	26	19,224	18,602
Operating profit/(loss) before tax	(554)	1,218	356			2,057	2,823
Tax expense/(benefit)	(1,317)	314	(222)		493	(665)	361
Net profit/(loss)	763	904	578	(16)	32	2,722	2,462
Net profit/(loss) attributable to preferred noteholders	0	111	0	(100)		111	204
Net profit/(loss) attributable to non-controlling interests	1	1	1	0	0	2	3
Net profit/(loss) attributable to UBS shareholders	762	792	577	(4)	32	2,609	2,255

Comprehensive income
Total comprehensive income	1,131	1,298	20	(13)		3,877	2,158
Total comprehensive income attributable to preferred noteholders	83	112	(57)	(26)		179	572
Total comprehensive income attributable to non-controlling interests	2	3	2	(33)	0	5	2
Total comprehensive income attributable to UBS shareholders	1,046	1,183	76	(12)		3,693	1,585

11

Group performance

Adjusted results1, 2

	For the quarter ended 30.9.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,031	1,779	958	489	1,937	5	(322)	6,876
of which: own credit on financial liabilities designated at fair value[4]						61		61
of which: impairment of a financial investment available-for-sale					(48)			(48)
Operating income (adjusted)	2,031	1,779	958	489	1,985	(56)	(322)	6,863

Operating expenses as reported	1,324	1,543	532	335	3,221	194	280	7,430
of which: personnel-related restructuring charges[5]	19	7	10	3	25	4	4	72
of which: other restructuring charges[5]	41	8	10	2	25	11	5	104
of which: credit related to changes to a retiree benefit plan in the US	0	(3)	0	(8)	(19)	0	(3)	(33)
Operating expenses (adjusted)	1,264	1,531	512	338	3,190	178	273	7,287

Operating profit/(loss) before tax as reported	707	236	426	154	(1,284)	(190)	(603)	(554)
Operating profit/(loss) before tax (adjusted)	767	248	446	151	(1,205)	(235)	(596)	(424)

	For the quarter ended 30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,921	1,684	938	465	2,284	23	(167)	7,147
of which: own credit on financial liabilities designated at fair value[4]						72		72
of which: gains on sales of real estate						1		1
of which: gain from the partial sale of our investment in Markit					43			43
Operating income (adjusted)	1,921	1,684	938	465	2,241	(50)	(167)	7,031

Operating expenses as reported	1,566	1,473	584	359	1,704	(2)	245	5,929
of which: personnel-related restructuring charges[5]	9	2	6	1	6	3	3	28
of which: other restructuring charges[5]	29	5	7	2	21	1	(4)	61
Operating expenses (adjusted)	1,528	1,466	571	357	1,677	(6)	247	5,840

Operating profit/(loss) before tax as reported	355	211	354	105	579	25	(412)	1,218
Operating profit/(loss) before tax (adjusted)	393	218	367	107	563	(44)	(414)	1,191

	For the quarter ended 30.9.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,837	1,610	958	447	1,707	(197)	(100)	6,261
of which: own credit on financial liabilities designated at fair value[4]						(147)		(147)
of which: gains on sales of real estate						207		207
Operating income (adjusted)	1,837	1,610	958	447	1,707	(257)	(100)	6,201

Operating expenses as reported	1,282	1,408	556	329	1,456	282	593	5,906
of which: personnel-related restructuring charges[5]	14	4	5	1	9	2	0	34
of which: other restructuring charges[5]	48	9	10	11	75	(3)	5	154
Operating expenses (adjusted)	1,220	1,395	541	317	1,372	283	588	5,718

Operating profit/(loss) before tax as reported	555	202	402	118	251	(479)	(693)	356
Operating profit/(loss) before tax (adjusted)	617	215	417	130	335	(540)	(688)	484

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.

12

UBS Group

Adjusted results1, 2

	Year-to-date 30.9.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,896	5,124	2,828	1,405	6,410	78	(460)	21,281
of which: own credit on financial liabilities designated at fair value[4]						221		221
of which: gains on sales of real estate						24		24
of which: gain from the partial sale of our investment in Markit					43			43
of which: impairment of a financial investment available-for-sale					(48)			(48)
Operating income (adjusted)	5,896	5,124	2,828	1,405	6,415	(167)	(460)	21,041

Operating expenses as reported	4,216	4,435	1,662	1,024	6,690	419	779	19,224
of which: personnel-related restructuring charges[5]	52	16	26	7	113	9	12	234
of which: other restructuring charges[5]	85	17	22	5	89	13	5	236
of which: credit related to changes to a retiree benefit plan in the US	0	(3)	0	(8)	(19)	0	(3)	(33)
Operating expenses (adjusted)	4,078	4,405	1,614	1,020	6,508	397	765	18,788

Operating profit/(loss) before tax as reported	1,681	689	1,166	381	(280)	(341)	(1,239)	2,057
Operating profit/(loss) before tax (adjusted)	1,819	719	1,214	385	(93)	(564)	(1,225)	2,253

	Year-to-date 30.9.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,703	4,869	2,825	1,453	6,740	(643)	477	21,425
of which: own credit on financial liabilities designated at fair value[4]						(189)		(189)
of which: gains on sales of real estate						227		227
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31
Operating income (adjusted)	5,703	4,869	2,825	1,419	6,685	(538)	450	21,414

Operating expenses as reported	3,927	4,241	1,700	1,007	4,737	647	2,343	18,602
of which: personnel-related restructuring charges[5]	58	10	14	8	(4)	4	26	116
of which: other restructuring charges[5]	79	23	29	21	124	(3)	185	458
Operating expenses (adjusted)	3,790	4,208	1,657	978	4,616	646	2,132	18,028

Operating profit/(loss) before tax as reported	1,776	628	1,126	446	2,003	(1,290)	(1,866)	2,823
Operating profit/(loss) before tax (adjusted)	1,913	661	1,169	441	2,069	(1,184)	(1,682)	3,386

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.    6  Reflects a foreign currency translation loss.

13

Group performance

Results: 3Q14 vs 2Q14

We recorded an operating loss before tax of CHF 554 million compared with a profit of CHF 1,218 million, mainly reflecting an increase of CHF 1,582 million in charges for litigation, regulatory and similar matters. Operating income declined by CHF 271 million and included a net loss of CHF 267 million from the implementation of funding valuation adjustments (FVA) on derivatives.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the third quarter of 2014, the items we excluded were an own credit gain of CHF 61 million, a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, net restructuring charges of CHF 176 million and a credit of CHF 33 million related to changes to a retiree benefit plan in the US. For the second quarter of 2014, the items we excluded were an own credit gain of CHF 72 million, gains of CHF 1 million on sales of real estate, a gain of CHF 43 million from the partial sale of our investment in Markit and net restructuring charges of CHF 89 million.

On this adjusted basis, the loss before tax was CHF 424 million compared with a profit of CHF 1,191 million in the prior quarter. When also excluding net charges for provisions for litigation, regulatory and similar matters of CHF 1,836 million in the third quarter and CHF 254 million in the second quarter recorded within operating expenses, as well as credits of CHF 26 million in the third quarter and CHF 25 million in the second quarter related to the release of a provision for litigation, regulatory and similar matters which were recorded as other income, the net loss of CHF 267 million upon implementation of FVA in the third quarter and an impairment charge of CHF 78 million related to certain disputed receivables in the second quarter, we recorded an underlying profit before tax, which is also a non-GAAP financial measure as defined by SEC regulations, of CHF 1,653 million, compared with CHF 1,498 million in the prior quarter.

Adjusted operating income decreased by CHF 168 million to CHF 6,863 million and included a net loss of CHF 267 million from the implementation of FVA.

Adjusted operating expenses increased by CHF 1,447 million to CHF 7,287 million, largely reflecting CHF 1,582 million higher net charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 114 million lower personnel expenses.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section as well as “Note 1 Basis of accounting” and “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Net interest and trading income
Net interest income	1,874	1,242	1,551	51	21	4,688	4,240
Net trading income	700	1,347	543	(48)	29	3,404	4,526
Total net interest and trading income	2,575	2,589	2,094	(1)	23	8,093	8,765

Wealth Management	737	671	701	10	5	2,079	2,171
Wealth Management Americas	346	326	350	6	(1)	995	983
Retail & Corporate	653	626	612	4	7	1,881	1,857
Global Asset Management	2	(5)	(5)			(4)	5
Investment Bank	1,124	1,155	947	(3)	19	3,536	4,061
of which: Corporate Client Solutions	272	281	134	(3)	103	807	862
of which: Investor Client Services	852	874	813	(3)	5	2,728	3,199
Corporate Center	(286)	(184)	(510)	55	(44)	(394)	(312)
of which: Core Functions	46	11	(396)	318		122	(732)
of which: own credit on financial liabilities designated at fair value	61	72	(147)	(15)		221	(189)
of which: Non-core and Legacy Portfolio	(333)	(195)	(115)	71	190	(517)	420
Total net interest and trading income	2,575	2,589	2,094	(1)	23	8,093	8,765

14

UBS Group

Operating income: 3Q14 vs 2Q14

Total operating income was CHF 6,876 million compared with CHF 7,147 million. On an adjusted basis, total operating income decreased by CHF 168 million to CHF 6,863 million. Adjusted net interest and trading income was largely unchanged as a net loss of CHF 267 million from the implementation of FVA was offset by increases in Corporate Center excluding FVA, as well as in Wealth Management, Wealth Management Americas and Retail & Corporate. Net fee and commission income decreased by CHF 23 million following lower underwriting fees and net brokerage fees, largely offset by higher portfolio management and advisory fees and investment fund fees. Adjusted other income declined by CHF 123 million, partly relating to investments in associates.

Net interest and trading income

Net interest and trading income decreased by CHF 14 million to CHF 2,575 million. The third quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 61 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 72 million. Excluding the effect of own credit, adjusted net interest and trading income was stable at CHF 2,514 million, as a net loss of CHF 267 million from the implementation of FVA was offset by increases in Corporate Center – Non-core and Legacy Portfolio excluding FVA, as well as in Wealth Management, Wealth Management Americas and Retail & Corporate.

In Wealth Management, net interest and trading income increased by CHF 66 million. Net interest income increased by CHF 51 million to CHF 569 million, mainly due to higher allocated revenues from Group Treasury and increased income from Lombard loans. Net interest income also increased due to methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between Wealth Management and Group Treasury. Net trading income increased by CHF 15 million to CHF 168 million, primarily due to higher foreign exchange-related income.

In Wealth Management Americas, net interest and trading income increased by CHF 20 million to CHF 346 million, mainly as net interest income increased by CHF 24 million to CHF 256 million due to continued growth in banking and lending balances.

In Retail & Corporate, net interest and trading income increased by CHF 27 million to CHF 653 million. Net interest income increased by CHF 22 million to CHF 563 million, mainly reflecting higher allocated revenues from Group Treasury. Furthermore, interest income increased due to an improved loan margin. These increases were partly offset by a lower deposit margin reflecting the adverse effect of the persistently low interest rate environment on our replication portfolios, as well as a negative effect from methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between Retail & Corporate and Group Treasury.

In the Investment Bank, net interest and trading income decreased by CHF 31 million to CHF 1,124 million, mainly in foreign exchange, rates and credit within Investor Client Services primarily due to lower revenues within the credit business, due to seasonally lower client activity and weaker trading revenues as spreads widened during the third quarter. This was partly offset by higher equities revenues, largely as a result of increased derivatives revenues due to higher volatility and client activity levels and increased financing services revenues primarily due to higher trading revenues in equity finance.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, increased by CHF 46 million, mainly due to an increase in revenues related to high-quality liquid asset portfolios. In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 138 million, largely as the third quarter included a net loss of CHF 265 million related to FVA and debit valuation adjustments (DVA) on derivatives, of which CHF 252 million was the net loss upon the implementation of FVA. The prior quarter included a negative DVA of CHF 44 million and a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section and “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments

è	Refer to the “Liquidity and funding management” section of this report for more information on the methodology changes in relation to the allocation of liquidity and funding costs
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

15

Group performance

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 32 million compared with CHF 14 million in the prior quarter.

Retail & Corporate recorded net credit loss expenses of CHF 33 million compared with CHF 8 million in the prior quarter, reflecting a small number of new workout cases, primarily in the corporate clients business, which were individually reviewed, downgraded and impaired. We believe the impairments, which were spread across industries, do not represent a fundamental deterioration of the overall credit quality of our loan portfolio.

Net fee and commission income

Net fee and commission income decreased by CHF 23 million to CHF 4,273 million.

Underwriting fees were CHF 350 million compared with CHF 493 million in the prior quarter, mainly reflecting a decrease of CHF 96 million in equity underwriting fees as the market fee pool declined and our participation in initial public offerings during the third quarter decreased. Debt underwriting fees decreased by CHF 48 million, as both investment grade and leveraged finance revenues decreased as the market fee pool declined.

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Wealth Management	0	2	0	(100)		3	(11)
Wealth Management Americas	(1)	(2)	(19)	(50)	(95)	14	(19)
Retail & Corporate	(33)	(8)	2	313		(29)	(1)
Investment Bank	(1)	(6)	0	(83)		(6)	3
Corporate Center	2	(2)	(1)			0	(7)
of which: Non-core and Legacy Portfolio	2	(2)	(1)			0	(7)
Total	(32)	(14)	(17)	129	88	(18)	(35)

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.6.14	30.9.13	30.9.14	30.6.14	30.9.13
Net interest income	569	518	517	256	232	264	563	541	531
Recurring net fee income	978	922	891	1,110	1,032	960	140	138	127
Transaction-based income	479	472	406	409	412	399	267	247	262
Other income	5	7	23	6	10	6	20	20	36
Income	2,031	1,919	1,837	1,780	1,686	1,629	991	945	956
Credit loss (expense)/recovery	0	2	0	(1)	(2)	(19)	(33)	(8)	2
Total operating income	2,031	1,921	1,837	1,779	1,684	1,610	958	938	958

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.9.14	30.9.13	30.9.14	30.9.13	30.9.14	30.9.13
Net interest income	1,583	1,548	710	687	1,626	1,603
Recurring net fee income	2,797	2,656	3,138	2,815	423	384
Transaction-based income	1,493	1,464	1,241	1,371	749	778
Other income	21	46	21	16	59	61
Income	5,893	5,714	5,110	4,889	2,857	2,826
Credit loss (expense)/recovery	3	(11)	14	(19)	(29)	(1)
Total operating income	5,896	5,703	5,124	4,869	2,828	2,825

16

UBS Group

Net brokerage fees decreased by CHF 11 million to CHF 748 million, primarily in the Investment Bank and in Wealth Management.

Portfolio management and advisory fees increased by CHF 108 million to CHF 1,888 million, primarily in Wealth Management Americas, largely due to higher managed account fees which were calculated on increased invested asset levels at the end of the prior quarter, as well as in Wealth Management, mainly due to positive effects of pricing measures and continued growth in discretionary and advisory mandates.

Investment fund fees increased by CHF 38 million to CHF 943 million, mainly in Global Asset Management and Wealth Management.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 61 million compared with CHF 276 million in the prior quarter. Excluding a loss of CHF 48 million related to the impairment of a financial investment available-for-sale in the third quarter and a gain of CHF 43 million from the partial sale of our investment in Markit, as well as gains on sale of real estate of CHF 1 million in the second quarter, adjusted other income decreased by CHF 123 million.

Income related to associates and subsidiaries was CHF 47 million compared with CHF 114 million in the prior quarter, which included a gain of CHF 65 million on an investment in an associate, which was reclassified to a financial investment available-for-sale following its initial public offering. The third quarter included a credit of CHF 26 million related to the release of a provision for litigation, regulatory and similar matters which was recorded as other income, compared with a credit of CHF 25 million in the previous quarter.

Adjusted income from financial investments available-for-sale was CHF 30 million in the third quarter compared with CHF 34 million in the prior quarter.

Other income excluding the abovementioned items decreased by CHF 53 million to CHF 32 million.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income increased by CHF 56 million to CHF 978 million, reflecting an increase in the invested asset base, the positive effects of pricing measures and continued growth in discretionary and advisory mandates, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients. Transaction-based income increased by CHF 7 million to CHF 479 million, mainly from higher foreign exchange-related trading income, partly offset by the first-time fees paid to Retail & Corporate for net client shifts and referrals.

In Wealth Management Americas, recurring net fee income increased by CHF 78 million to CHF 1,110 million, mainly due to increased managed account fees which were calculated on increased invested asset levels at the end of the prior quarter.

In Retail & Corporate, recurring net fee income was up by CHF 2 million to CHF 140 million, mainly reflecting pricing measures for custody products. Transaction-based income increased by CHF 20 million to CHF 267 million, mainly due to the aforementioned first-time fees received from Wealth Management for net client shifts and referrals.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information
è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on the remuneration for client shifts and referrals between Retail & Corporate and Wealth Management

17

Group performance

Operating expenses: 3Q14 vs 2Q14

Total operating expenses increased by CHF 1,501 million to CHF 7,430 million. Restructuring charges were CHF 176 million compared with CHF 89 million in the prior quarter. Personnel-related restructuring charges increased by CHF 44 million to CHF 72 million, while non-personnel-related restructuring charges increased by CHF 43 million to CHF 104 million.

On an adjusted basis, excluding restructuring charges in both quarters and a credit of CHF 33 million related to changes to a retiree benefit plan in the US in the third quarter, total operating expenses increased by CHF 1,447 million to CHF 7,287 million, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 1,582 million. This was partly offset by a CHF 114 million decline in personnel expenses, largely due to lower expenses for variable compensation as well as lower salary costs, and a CHF 21 million decrease in other non-personnel expenses.

As a result of our clean slate budgeting and planning process and the more granular plans we have developed to achieve our CHF 2.1 billion net cost reduction target, we have updated our guidance on restructuring costs for 2014 and 2015, and extended the horizon for guidance to include 2016 and 2017. We now estimate restructuring costs of approximately CHF 700 million for 2014 and CHF 1.4 billion for 2015. For 2016, we estimate restructuring costs of CHF 900 million and CHF 400 million for 2017. Furthermore, we estimate that we will incur approximately CHF 100 million additionally per year from 2015 to 2017 to achieve our planned cost reductions.

è	Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 103 million to CHF 3,739 million and included CHF 72 million in personnel-related restructuring charges compared with CHF 28 million. On an adjusted basis, excluding restructuring charges and the aforementioned credit of CHF 33 million, personnel expenses decreased by CHF 114 million to CHF 3,700 million.

Expenses for salaries, excluding the effect of restructuring, decreased by CHF 45 million, mainly reflecting a credit related to the release of accruals for untaken vacation in the third quarter compared with an expense in the prior quarter.

Excluding the effect of restructuring, total variable compensation expenses decreased by CHF 108 million to CHF 812 million, with lower expenses for both current year and prior year awards.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 1,597 million to CHF 3,468 million. On an adjusted basis, excluding net restructuring charges of CHF 91 million in the third quarter compared with CHF 60 million in the prior quarter, general and administrative expenses increased by CHF 1,566 million, mainly due to CHF 1,582 million higher net charges for provisions for litigation, regulatory and similar matters. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of significant claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014. At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future.

Operating expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Personnel expenses (adjusted)[1]
Salaries	1,464	1,509	1,487	(3)	(2)	4,510	4,713
Total variable compensation	812	920	647	(12)	26	2,584	2,451
of which: relating to current year[2]	638	707	464	(10)	38	2,012	1,800
of which: relating to prior years[3]	174	213	183	(18)	(5)	572	651
Wealth Management Americas: Financial advisor compensation[4]	852	822	774	4	10	2,465	2,362
Other personnel expenses[5]	572	562	624	2	(8)	1,789	1,880
Total personnel expenses (adjusted)[1]	3,700	3,814	3,533	(3)	5	11,347	11,406
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	1,836	254	586	623	213	2,284	1,622
Other non-personnel expenses[6]	1,751	1,772	1,598	(1)	10	5,157	5,000
Total non-personnel expenses (adjusted)[1]	3,588	2,026	2,184	77	64	7,440	6,622
Adjusting items	143	89	188	61	(24)	436	574
of which: personnel-related restructuring charges	72	28	34	157	112	234	116
of which: other restructuring charges	104	61	154	70	(32)	236	458
of which: credit related to changes to a retiree benefit plan in the US	(33)					(33)
Total operating expenses as reported	7,430	5,929	5,906	25	26	19,224	18,602
1  Excluding adjusting items.    2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

18

UBS Group

Expenses for outsourcing of information technology and other services, excluding the effect of restructuring, increased by CHF 50 million, while other general and administrative expenses in the second quarter included an impairment charge of CHF 78 million in Non-core and Legacy Portfolio related to certain disputed receivables.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Tax: 3Q14 vs 2Q14

We recognized a net income tax benefit of CHF 1,317 million for the third quarter of 2014, compared with a net tax expense of CHF 314 million in the second quarter. The net tax benefit included a net increase in recognized deferred tax assets of CHF 1,420 million, mainly relating to the US, and reflecting updated profit forecasts for the Group. The net increase in recognized deferred tax assets was affected by our reassessment of our approach for taking forecasted future profit into account for these purposes. Based on the performance of our businesses, we have extended the forecast period for taxable profits to six years from five. In addition, we consider other factors in evaluating the recoverability of our deferred tax assets, including the remaining tax loss carry-forward period, and our confidence level in assessing the probability of taxable profit beyond the current outlook period. The tax benefit associated with the net upward deferred tax asset revaluation was partially offset by net tax expenses of CHF 103 million in respect of taxable profits of branches and subsidiaries.

The second quarter net income tax expense of CHF 314 million primarily reflected the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter.

In the fourth quarter of 2014, we expect to recognize a further net upward revaluation of deferred tax assets of approximately CHF 400 million. For 2015, we are currently forecasting a tax rate in the range of 20% to 25%, excluding the effects on the tax rate from any reassessment of deferred tax assets, which is expected in the second half of the year.

Total comprehensive income attributable to UBS shareholders: 3Q14 vs 2Q14

Total comprehensive income attributable to UBS shareholders was CHF 1,046 million compared with CHF 1,183 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 762 million compared with CHF 792 million. Other comprehensive income (OCI) attributable to UBS shareholders was CHF 283 million compared with CHF 390 million.

In the third quarter, OCI included foreign currency translation gains of CHF 1,195 million (net of tax), primarily related to the significant strengthening of the US dollar against the Swiss franc,

compared with gains of CHF 87 million in the prior quarter. OCI associated with financial investments available-for-sale was positive CHF 15 million (net of tax) compared with CHF 16 million in the prior quarter.

These OCI gains were partly offset by negative OCI on defined benefit plans of CHF 889 million (net of tax) compared with positive CHF 26 million in the prior quarter. A pre-tax loss of CHF 956 million was recorded for the Swiss pension plan, primarily due to an increase in the defined benefit obligation resulting from a significant decrease in the applicable discount rate, which is linked to the returns on Swiss AA-rated corporate bonds, partly offset by an increase in the fair value of the underlying plan assets. Net pre-tax OCI on non-Swiss pension plans was negative CHF 141 million. Furthermore, OCI related to cash flow hedges was negative CHF 38 million (net of tax) compared with positive CHF 262 million in the prior quarter.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2013 for more information

Net profit attributable to preferred noteholders:

3Q14 vs 2Q14

Net profit attributable to preferred noteholders was zero in the third quarter of 2014 compared with CHF 111 million in the second quarter of 2014. In the second quarter, dividends of CHF 81 million were paid to preferred noteholders, for which no accrual was required in a prior period. In addition, the second quarter included an accrual of CHF 30 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2014.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in the fourth quarter of 2014.

If we have attributed net profit to preferred noteholders of CHF 80 million in the fourth quarter of 2014, we would expect to attribute net profit to preferred noteholders of approximately CHF 30 million in 2015. In addition, we would expect to attribute net profit to preferred noteholders of approximately CHF 80 million in 2016.

è	Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information

Performance by reporting segment: 3Q14 vs 2Q14

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

19

Group performance

Key figures and personnel: 3Q14 vs 2Q14

Cost/income ratio

The cost/income ratio was 107.5% in the third quarter of 2014 compared with 82.8% in the prior quarter. On an adjusted basis, the cost/income ratio increased to 105.7% from 82.9%.

Risk-weighted assets

Our phase-in Basel III risk-weighted assets (RWA) decreased by CHF 7.3 billion to CHF 222.6 billion as of 30 September 2014, mainly driven by a reduction of CHF 6.5 billion in operational risk RWA, resulting from a reduction in the incremental RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA. Furthermore, credit risk RWA decreased by CHF 2.5 billion, mainly due to reductions of CHF 2.8 billion in Corporate Center – Non-core and Legacy Portfolio and of CHF 1.2 billion in the Investment Bank, partly offset by an increase of CHF 1.0 billion in Retail & Corporate. These decreases were partly offset by an increase of CHF 1.4 billion in non-counterparty-related risk RWA, mainly as a result of higher deferred tax assets and a slight increase in market risk RWA.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Net new money

In Wealth Management, net new money was CHF 9.8 billion with positive contributions from all regions, mainly from Asia Pacific. On a global basis, net new money from ultra high net worth clients was CHF 5.7 billion compared with CHF 9.6 billion in the prior quarter.

In Wealth Management Americas, net new money improved to inflows of CHF 4.6 billion or USD 4.9 billion from outflows of CHF 2.2 billion or USD 2.5 billion in the prior quarter. The third quarter mainly reflected net new money inflows from financial advisors employed with UBS for more than one year compared with net outflows in the prior quarter, which included client withdrawals of approximately USD 2.5 billion associated with seasonal income tax payments.

In Global Asset Management, excluding money market flows, net new money inflows were CHF 3.8 billion compared with CHF 11.6 billion in the prior quarter. By channel, net flows from third parties were zero compared with net inflows of CHF 8.7 billion. Third quarter net inflows in multi-asset and fixed income, largely from clients serviced from Asia Pacific and Switzerland were offset by net outflows from equities, predominantly from clients serviced from the Americas and Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 3.9 billion compared with CHF 2.9 billion. Money market net outflows were CHF 1.7 billion compared with CHF 3.6 billion in the prior quarter. By channel, net outflows from third parties were CHF 0.5 billion compared with CHF 0.4 billion. Net outflows from clients of UBS’s wealth management businesses were CHF 1.2 billion compared with CHF 3.2 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

In Wealth Management, invested assets increased by CHF 38 billion to CHF 966 billion as of 30 September 2014, due to positive currency translation effects of CHF 22 billion, net new money inflows of CHF 10 billion and positive market performance of CHF 6 billion.

In Wealth Management Americas, invested assets increased by CHF 68 billion to CHF 970 billion, mainly due to the strengthening of the US dollar versus the Swiss franc. In US dollar terms, invested

Net new money

	For the quarter ended			Year-to-date
CHF billion	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Wealth Management	9.8	10.7	5.0	31.4	30.1
Wealth Management Americas	4.6	(2.2)	1.9	4.3	13.2
Global Asset Management	2.1	8.0	(7.5)	19.8	(12.5)
of which: excluding money market flows	3.8	11.6	(3.9)	28.4	(0.2)
of which: money market flows	(1.7)	(3.6)	(3.6)	(8.7)	(12.4)

Invested assets

	As of			% change from
CHF billion	30.9.14	30.6.14	30.9.13	30.6.14	30.9.13
Wealth Management	966	928	871	4	11
Wealth Management Americas	970	902	831	8	17
Global Asset Management	648	621	580	4	12
of which: excluding money market funds	588	563	512	4	15
of which: money market funds	60	58	69	3	(13)

20

UBS Group

assets decreased by USD 1 billion to USD 1,016 billion, reflecting negative market performance of USD 6 billion, mostly offset by net new money inflows of USD 5 billion.

In Global Asset Management, invested assets increased to CHF 648 billion as of 30 September 2014 from CHF 621 billion as of 30 June 2014 due to positive currency translation effects of CHF 23 billion, total net new money inflows of CHF 2 billion, and positive market performance of CHF 2 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Personnel

We employed 60,292 personnel as of 30 September 2014, an increase of 205 compared with 60,087 personnel as of 30 June 2014. Personnel in the Investment Bank increased by 118, due to increased front office personnel, mainly reflecting the annual graduate intake during the third quarter. Wealth Management personnel increased by 70 reflecting an increase in both client advisors and non-client facing staff.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Results: 9M14 vs 9M13

Net profit attributable to UBS shareholders was CHF 2,609 million in the first nine months of 2014 compared with CHF 2,255 million in the prior-year period. Operating profit before tax was CHF 2,057 million compared with CHF 2,823 million.

For the first nine months of 2014, adjusting items were an own credit gain of CHF 221 million, gains on sales of real estate of CHF 24 million, a gain of CHF 43 million from the partial sale of our investment in Markit, a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, net restructuring charges of CHF 469 million and a credit of CHF 33 million related to changes to a retiree benefit plan in the US. For the same period in 2013, adjusting items were an own credit loss of CHF 189 million, gains on sales of real estate of CHF 227 million, a net loss related to the buyback of debt in a public tender offer of CHF 92 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 574 million.

On an adjusted basis, profit before tax decreased by CHF 1,133 million to CHF 2,253 million, due to an increase of CHF 760 million in operating expenses and a decline of CHF 373 million in operating income.

Personnel by business division and Corporate Center

		As of		% change from
Full-time equivalents	30.9.14	30.6.14	30.9.13	30.6.14	30.9.13
Wealth Management	16,751	16,681	16,369	0	2
Wealth Management Americas	16,257	16,348	16,328	(1)	0
Retail & Corporate	9,194	9,164	9,568	0	(4)
Global Asset Management	3,803	3,752	3,747	1	1
Investment Bank	11,881	11,763	11,877	1	0
Corporate Center	2,407	2,379	2,747	1	(12)
of which: Core Functions	916	881	1,139	4	(20)
of which: Non-core and Legacy Portfolio	1,491	1,498	1,608	0	(7)
Total	60,292	60,087	60,635	0	(1)
of which: Corporate Center – Core Functions personnel (before allocations)[1]	23,465	23,489	24,088	0	(3)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Personnel by region

		As of		% change from
Full-time equivalents	30.9.14	30.6.14	30.9.13	30.6.14	30.9.13
Americas	21,166	21,168	21,436	0	(1)
of which: USA	19,905	19,896	20,161	0	(1)
Asia Pacific	7,405	7,374	7,127	0	4
Europe, Middle East and Africa	10,205	10,105	10,137	1	1
of which: UK	5,471	5,470	5,695	0	(4)
of which: Rest of Europe	4,568	4,482	4,286	2	7
of which: Middle East and Africa	166	153	156	8	6
Switzerland	21,516	21,440	21,936	0	(2)
Total	60,292	60,087	60,635	0	(1)

21

Group performance

Adjusted net interest and trading income declined by CHF 1,055 million to CHF 7,872 million, largely in Corporate Center – Non-core and Legacy Portfolio, the Investment Bank and, to a lesser extent, in Wealth Management, partly offset by an increase in Corporate Center – Core Functions. Net interest and trading income in Wealth Management declined by CHF 92 million, mainly due to lower foreign exchange and precious metals-related trading revenues. Investment Bank net interest and trading revenues declined by CHF 525 million. Investor Client Services net interest and trading income decreased by CHF 471 million, primarily as equities derivatives revenues declined across all regions, mainly as a result of lower client activity levels, volatility levels and trading revenues. Foreign exchange, rates and credit revenues also decreased, with lower revenues across most products as client activity and volatility levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. Corporate Client Solutions net interest and trading income declined by CHF 55 million, largely due to lower equity capital markets revenues, which in the first nine months of 2013 included revenues from a large private transaction, as well as lower revenues in financing solutions, partly offset by higher debt capital markets and risk management revenues. Non-core and Legacy Portfolio net interest and trading income decreased by CHF 937 million and included a loss of CHF 252 million upon the implementation of FVA and a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. The prior-year period included a gain of CHF 428 million from the revaluation of our option to acquire the SNB StabFund’s equity and also benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy. In Corporate Center – Core Functions, adjusted net interest and trading revenues were CHF 471 million higher, mainly due to gains of CHF 119 million from cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 117 million in the first nine months of 2013, as well as a gain of CHF 48 million related to our macro cash flow hedges compared with a loss of CHF 143 million in the first nine months of 2013.

Net fee and commission income increased by CHF 490 million to CHF 12,680 million, largely due to higher portfolio management and advisory fees in our wealth management businesses and as equity underwriting fees increased by CHF 138 million, mainly in the Investment Bank. These increases were partly offset by lower investment fund fees and lower net brokerage fees.

Adjusted other income increased by CHF 175 million to CHF 507 million, mainly reflecting increased revenues related to investments in associates.

Adjusted operating expenses increased by CHF 760 million to CHF 18,788 million, mainly as net charges for provisions for litigations, regulatory and similar matters increased by CHF 662 million. Non-personnel expenses excluding net charges for provisions for litigation, regulatory and similar matters increased by CHF 157 million, largely due to higher costs for outsourcing of information technology and other services, as well as higher professional fees, while the first nine months of 2013 included a charge of CHF 106 million in relation to the Swiss-UK tax agreement. This was partly offset by a decline of CHF 59 million in personnel expenses, reflecting lower salary and pension costs, partly offset by higher variable compensation and higher financial advisor compensation in Wealth Management Americas.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the charge in relation to the Swiss-UK tax agreement

22

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 707 million in the third quarter of 2014, an increase of CHF 352 million compared with the second quarter. Adjusted for restructuring charges, profit before tax increased by CHF 374 million to CHF 767 million, mainly as charges for provisions for litigation, regulatory and similar matters were CHF 277 million lower in the third quarter. In addition, operating income increased by CHF 110 million, largely as a result of both higher recurring net fee income and net interest income. The gross margin on invested assets increased by 2 basis points to 86 basis points. Net new money was CHF 9.8 billion compared with CHF 10.7 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	569	518	517	10	10	1,583	1,548
Recurring net fee income	978	922	891	6	10	2,797	2,656
Transaction-based income	479	472	406	1	18	1,493	1,464
Other income	5	7	23	(29)	(78)	21	46
Income	2,031	1,919	1,837	6	11	5,893	5,714
Credit loss (expense)/recovery	0	2	0	(100)		3	(11)
Total operating income	2,031	1,921	1,837	6	11	5,896	5,703
Personnel expenses	847	824	792	3	7	2,518	2,496
General and administrative expenses	411	676	419	(39)	(2)	1,499	1,226
Services (to)/from other business divisions	14	13	23	8	(39)	43	63
Depreciation and impairment of property and equipment	51	52	45	(2)	13	150	136
Amortization and impairment of intangible assets	1	1	3	0	(67)	4	6
Total operating expenses[2]	1,324	1,566	1,282	(15)	3	4,216	3,927
Business division operating profit/(loss) before tax	707	355	555	99	27	1,681	1,776

Key performance indicators[3]
Pre-tax profit growth (%)	99.2	(42.6)	(0.4)			(5.3)	(11.6)
Cost/income ratio (%)	65.2	81.6	69.8			71.5	68.7
Net new money growth (%)	4.2	4.8	2.3			4.7	4.9
Gross margin on invested assets (bps)[4]	86	84	85	2	1	86	89

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Excludes any effect on profit or loss from a property fund (3Q14: CHF 0 million, 2Q14: CHF 0 million, 3Q13: loss of CHF 7 million).

24

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Additional information
Recurring income	1,548	1,440	1,408	8	10	4,380	4,204
Recurring income as a % of income (%)	76.2	75.0	76.6			74.3	73.6
Average attributed equity (CHF billion)[2]	3.4	3.4	3.3	0	3	3.4	3.5
Return on attributed equity (%)	83.2	41.8	67.3			65.9	67.0
Risk-weighted assets (fully applied, CHF billion)[3]	25.1	22.1	19.0	14	32	25.1	19.0
Risk-weighted assets (phase-in, CHF billion)[3]	25.5	22.6	19.4	13	31	25.5	19.4
Return on risk-weighted assets, gross (%)[4]	33.8	34.6	37.5			34.7	39.5
Leverage ratio denominator (phase-in, CHF billion)[5]	134.5	129.0		4		134.5
Goodwill and intangible assets (CHF billion)	1.4	1.3	1.3	8	8	1.4	1.3
Net new money (CHF billion)	9.8	10.7	5.0			31.4	30.1
Invested assets (CHF billion)	966	928	871	4	11	966	871
Client assets (CHF billion)	1,130	1,083	1,006	4	12	1,130	1,006
Loans, gross (CHF billion)	111.7	105.3	94.9	6	18	111.7	94.9
Due to customers (CHF billion)	194.0	187.5	188.8	3	3	194.0	188.8
Personnel (full-time equivalents)	16,751	16,681	16,369	0	2	16,751	16,369
Client advisors (full-time equivalents)	4,286	4,245	4,172	1	3	4,286	4,172

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1, 2

As of or for the quarter ended 30.9.14	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	1.0	7.8	0.4	0.7	5.7		0.9
Net new money growth (%)	1.1	13.1	0.9	1.8	5.1		5.9
Invested assets (CHF billion)	358	258	174	165	478		65
Gross margin on invested assets (bps)	83	83	91	97	57		40	[4]
Client advisors (full-time equivalents)	1,463	1,189	765	808	745	[5]

1  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    2  Based on the Wealth Management business area structure and excluding minor functions with 61 client advisors, CHF 11 billion of invested assets and CHF 0.1 billion of net new money outflows in the third quarter 2014.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 23 basis points.    5  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

25

Wealth Management

Results: 3Q14 vs 2Q14

Operating income

Total operating income increased by CHF 110 million to CHF 2,031 million, mainly due to both higher recurring net fee income and net interest income.

Net interest income increased by CHF 51 million to CHF 569 million, mainly due to higher allocated revenues from Group Treasury and increased income from Lombard loans. Net interest income also increased due to methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between Wealth Management and Group Treasury.

è	Refer to the “Liquidity and funding management” section of this report for more information on the changed methodology for the allocation of liquidity and funding costs and benefits

Recurring net fee income increased by CHF 56 million to CHF 978 million, reflecting an increase in the invested asset base, the positive effect of pricing measures and continued growth in discretionary and advisory mandates, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients.

Transaction-based income increased by CHF 7 million to CHF 479 million, mainly from higher foreign exchange-related trading income, partly offset by first-time fees paid to Retail & Corporate for net client shifts and referrals.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Operating expenses

Total operating expenses decreased by CHF 242 million to CHF 1,324 million. Adjusted for restructuring charges of CHF 60 million compared with CHF 38 million, operating expenses decreased by CHF 264 million to CHF 1,264 million, mainly as charges for provisions for litigation, regulatory and similar matters were CHF 277 million lower than in the prior quarter.

Personnel expenses increased by CHF 23 million to CHF 847 million. Adjusted for restructuring charges of CHF 19 million compared with CHF 9 million, personnel expenses increased by CHF 13 million to CHF 828 million, mainly due to increased variable compensation expenses, partly offset by lower Corporate Center shared service costs and a release of accruals for untaken vacation compared with an expense in the prior quarter.

General and administrative expenses decreased by CHF 265 million to CHF 411 million. Adjusted for restructuring charges of CHF 41 million compared with CHF 29 million, general and administrative expenses decreased by CHF 277 million to CHF 370 million, mainly due to the aforementioned reduction in charges for provisions for litigation, regulatory and similar matters.

Cost/income ratio

The cost/income ratio improved to 65.2% from 81.6% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio improved to 62.2% from 79.6%, and was within our target range of 60% to 70%.

Net new money

The annualized net new money growth rate was 4.2% compared with 4.8% in the prior quarter and was within our target range of 3% to 5%. Net new money was CHF 9.8 billion with positive contributions from all regions, mainly from Asia Pacific. On a global basis, net new money from ultra high net worth clients was CHF 5.7 billion compared with CHF 9.6 billion in the prior quarter.

Invested assets

Invested assets increased by CHF 38 billion to CHF 966 billion as of 30 September 2014, due to positive currency translation effects of CHF 22 billion, net new money inflows of CHF 10 billion and positive market performance of CHF 6 billion.

Gross margin on invested assets

The gross margin increased by 2 basis points to 86 basis points and remained below our target range of 95 to 105 basis points.

Personnel: 3Q14 vs 2Q14

Wealth Management employed 16,751 personnel as of 30 September 2014 compared with 16,681 as of 30 June 2014, following an increase in both client advisors and non-client facing staff. The number of client advisors increased by 41 to 4,286, due to increases in Asia Pacific, emerging markets and Switzerland, partly offset by a reduction in Europe.

Results: 9M14 vs 9M13

Profit before tax decreased by CHF 95 million to CHF 1,681 million in the first nine months of 2014. Adjusted for restructuring charges, profit before tax decreased by CHF 94 million to CHF 1,819 million, mainly due to CHF 302 million higher charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 193 million higher operating income and as the prior-year period included a charge of CHF 104 million related to the Swiss-UK tax agreement.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the charge related to the Swiss-UK tax agreement

Total operating income increased by CHF 193 million to CHF 5,896 million, mainly due to higher recurring net fee income and, to a lesser extent, higher net interest and transaction-based income.

Net interest income increased by CHF 35 million to CHF 1,583 million, primarily due to higher net interest income from Lombard

26

UBS business divisions and Corporate Center

loans and mortgages, partly offset by lower net interest income from client deposits and lower allocated revenues from Group Treasury.

Recurring net fee income increased by CHF 141 million to CHF 2,797 million, primarily due to the positive effect of pricing measures, an increase in the invested asset base and continued growth in discretionary and advisory mandates. These increases were partly offset by lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income increased by CHF 29 million to CHF 1,493 million, mainly due to increased structured product revenues and higher income from mandate sales, partly offset by lower foreign exchange and precious metals-related trading revenues as well as the aforementioned first-time fees paid to Retail & Corporate for net client shifts and referrals in the third quarter of 2014.

Other income decreased by CHF 25 million to CHF 21 million, mainly due to a decline in revenues for other services and as the first nine months of 2013 included a gain of CHF 15 million resulting from the partial divestment of our participation in Euroclear. The prior-year period included an impairment of CHF 7 million related to our global property fund.

Total operating expenses increased by CHF 289 million to CHF 4,216 million. Adjusted for restructuring charges of CHF 138 million compared with CHF 137 million, operating expenses increased by CHF 288 million to CHF 4,078 million, mainly due to a CHF 302 million increase in charges for provisions for litigation, regulatory and similar matters to CHF 391 million, while the first nine months of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. Changes to allocations of Corporate Center shared service costs in the first nine months of

2014 had the effect of increasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 30 million, which was offset by lower net charges from other business divisions.

Personnel expenses increased by CHF 22 million to CHF 2,518 million. Adjusted for restructuring charges of CHF 52 million compared with CHF 58 million, personnel expenses increased by CHF 28 million to CHF 2,466 million. This increase was mainly due to higher variable compensation expenses, higher expenses due to annual salary increases, staff hires for our strategic and regulatory priorities as well as the aforementioned changes to allocations of Corporate Center shared service costs. This was partly offset by reduced pension-related expenses and lower personnel-related charges from Corporate Center, mainly related to information technology.

General and administrative expenses increased by CHF 273 million to CHF 1,499 million. Adjusted for restructuring charges of CHF 84 million compared with CHF 75 million, general and administrative expenses increased by CHF 264 million to CHF 1,415 million, mainly due to the aforementioned increase of CHF 302 million in charges for provisions for litigation, regulatory and similar matters, while the first nine months of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. In addition, general and administrative expenses increased due to higher corporate center shared service costs, including the aforementioned allocation changes, and higher marketing expenses.

Net charges for services from other business divisions decreased by CHF 20 million to CHF 43 million, including the impact of the aforementioned changes to allocations of Corporate Center shared service costs in the first nine months of 2014, partly offset by higher net charges from Retail & Corporate and Global Asset Management.

27

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 254 million in the third quarter of 2014 compared with USD 238 million in the second quarter. Adjusted for restructuring charges in both quarters and a credit related to changes to a retiree benefit plan in the US in the third quarter, profit before tax increased to USD 267 million from USD 246 million, mainly due to higher recurring net fee income. Net new money improved to USD 4.9 billion compared with net outflows of USD 2.5 billion in the prior quarter.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	276	261	286	6	(3)	787	738
Recurring net fee income	1,197	1,163	1,043	3	15	3,479	3,020
Transaction-based income	441	464	433	(5)	2	1,377	1,470
Other income	6	12	6	(50)	0	24	17
Income	1,920	1,900	1,769	1	9	5,666	5,245
Credit loss (expense)/recovery	(1)	(2)	(21)	(50)	(95)	16	(21)
Total operating income	1,919	1,898	1,748	1	10	5,682	5,224
Personnel expenses	1,311	1,306	1,238	0	6	3,881	3,688
Financial advisor compensation[2]	737	742	667	(1)	10	2,187	2,019
Compensation commitments with recruited financial advisors[3]	183	184	173	(1)	6	547	515
Salaries and other personnel costs	391	380	397	3	(2)	1,148	1,153
General and administrative expenses	302	303	241	0	25	885	714
Services (to)/from other business divisions	3	3	6	0	(50)	8	14
Depreciation and impairment of property and equipment	35	36	32	(3)	9	104	95
Amortization and impairment of intangible assets	13	13	13	0	0	39	40
Total operating expenses[4]	1,664	1,660	1,531	0	9	4,918	4,551
Business division operating profit/(loss) before tax	254	238	218	7	17	764	673

Key performance indicators[5]
Pre-tax profit growth (%)	6.7	(12.5)	(11.0)			13.5	39.6
Cost/income ratio (%)	86.7	87.4	86.5			86.8	86.8
Net new money growth (%)	1.9	(1.0)	0.9			0.6	2.2
Gross margin on invested assets (bps)	76	76	78	0	(3)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

28

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Additional information
Recurring income	1,473	1,424	1,329	3	11	4,266	3,758
Recurring income as a % of income (%)	76.7	74.9	75.1			75.3	71.6
Average attributed equity (USD billion)[2]	2.9	2.9	2.8	0	4	2.9	3.0
Return on attributed equity (%)	35.0	32.8	31.1			34.7	29.9
Risk-weighted assets (fully applied, USD billion)[3]	23.0	28.0	22.7	(18)	1	23.0	22.7
Risk-weighted assets (phase-in, USD billion)[3]	23.2	28.2	22.9	(18)	1	23.2	22.9
Return on risk-weighted assets, gross (%)[4]	29.9	27.1	31.4			27.9	30.2
Leverage ratio denominator (phase-in, USD billion)[5]	61.3	63.7		(4)		61.3
Goodwill and intangible assets (USD billion)	3.8	3.8	3.8	0	0	3.8	3.8
Net new money (USD billion)	4.9	(2.5)	2.1			4.5	14.2
Net new money including interest and dividend income (USD billion)[6]	10.5	3.2	7.5			21.3	29.9
Invested assets (USD billion)	1,016	1,017	919	0	11	1,016	919
Client assets (USD billion)	1,067	1,073	969	(1)	10	1,067	969
Loans, gross (USD billion)	43.3	41.7	37.6	4	15	43.3	37.6
Due to customers (USD billion)	69.3	67.6	62.1	3	12	69.3	62.1
Recruitment loans to financial advisors	3,000	2,985	3,074	1	(2)	3,000	3,074
Other loans to financial advisors	388	402	431	(3)	(10)	388	431
Personnel (full-time equivalents)	16,257	16,348	16,328	(1)	0	16,257	16,328
Financial advisors (full-time equivalents)	7,114	7,119	7,137	0	0	7,114	7,137

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Results: 3Q14 vs 2Q14

Operating income

Total operating income increased by USD 21 million to USD 1,919 million due to continued growth in managed account fees and higher net interest income, partly offset by seasonally lower transaction-based income.

Net interest income increased by USD 15 million to USD 276 million due to continued growth in banking and lending balances. The average mortgage portfolio balance increased 5% and the average securities-backed lending portfolio balance increased 4%.

Recurring net fee income increased by USD 34 million to USD 1,197 million, mainly due to a 6% increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter.

Transaction-based income decreased by USD 23 million to USD 441 million, mainly due to seasonally lower client activity.

Other income decreased by USD 6 million to USD 6 million, mainly due to a USD 4 million insurance reimbursement in the prior quarter.

Operating expenses

Total operating expenses increased by USD 4 million to USD 1,664 million. On an adjusted basis, operating expenses decreased slightly to USD 1,651 million.

Adjusted for restructuring charges of USD 7 million in the third quarter and USD 3 million in the prior quarter, as well as a credit of USD 3 million related to changes to a retiree benefit plan in the US in the third quarter, personnel expenses increased by USD 3 million to USD 1,306 million, mainly due to higher other variable compensation expenses.

Adjusted for restructuring charges of USD 9 million compared with USD 5 million in the prior quarter, general and administrative expenses decreased by USD 5 million to USD 293 million, mainly due to lower Corporate Center shared service costs.

Cost/income ratio

The cost/income ratio was 86.7% compared with 87.4% in the prior quarter. Adjusted for restructuring charges in both quarters and the aforementioned credit related to changes to a retiree benefit plan, the cost/income ratio was 86.0% compared with 86.9% and remained within our target range of 80% to 90%.

29

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	256	232	264	10	(3)	710	687
Recurring net fee income	1,110	1,032	960	8	16	3,138	2,815
Transaction-based income	409	412	399	(1)	3	1,241	1,371
Other income	6	10	6	(40)	0	21	16
Income	1,780	1,686	1,629	6	9	5,110	4,889
Credit loss (expense)/recovery	(1)	(2)	(19)	(50)	(95)	14	(19)
Total operating income	1,779	1,684	1,610	6	10	5,124	4,869
Personnel expenses	1,215	1,159	1,139	5	7	3,500	3,436
Financial advisor compensation[2]	683	659	614	4	11	1,972	1,882
Compensation commitments with recruited financial advisors[3]	170	163	159	4	7	493	480
Salaries and other personnel costs	363	337	365	8	(1)	1,036	1,074
General and administrative expenses	280	269	221	4	27	799	665
Services (to)/from other business divisions	3	2	6	50	(50)	7	13
Depreciation and impairment of property and equipment	32	32	30	0	7	94	89
Amortization and impairment of intangible assets	12	12	12	0	0	35	38
Total operating expenses[4]	1,543	1,473	1,408	5	10	4,435	4,241
Business division operating profit/(loss) before tax	236	211	202	12	17	689	628

Key performance indicators[5]
Pre-tax profit growth (%)	11.8	(12.8)	(12.9)			9.7	38.9
Cost/income ratio (%)	86.7	87.4	86.4			86.8	86.7
Net new money growth (%)	2.0	(1.0)	0.9			0.7	2.3
Gross margin on invested assets (bps)	76	76	78	0	(3)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

Net new money

The annualized net new money growth rate for the third quarter was 1.9% compared with negative 1.0% in the prior quarter and below the target range of 2% to 4%. Net new money improved to inflows of USD 4.9 billion from outflows of USD 2.5 billion in the prior quarter. The third quarter mainly reflected net new money inflows from financial advisors employed with UBS for more than one year compared with net outflows in the prior quarter, which included client withdrawals of approximately USD 2.5 billion associated with seasonal income tax payments. Including interest and dividend income, net new money was USD 10.5 billion compared with USD 3.2 billion in the prior quarter.

Invested assets

Invested assets decreased by USD 1 billion to USD 1,016 billion, reflecting negative market performance of USD 6 billion, mostly offset by net new money inflows of USD 5 billion. Managed account assets increased by USD 2 billion to USD 338 billion and comprised 33% of total invested assets as of 30 September 2014, unchanged from 30 June 2014.

Gross margin on invested assets

The gross margin on invested assets remained unchanged at 76 basis points and was at the lower end of our target range of 75 to 85 basis points. The gross margin from recurring income increased by 1 basis point, which was offset by a 1 basis point decline in non-recurring income due to seasonally lower client activity.

Personnel: 3Q14 vs 2Q14

As of 30 September 2014, Wealth Management Americas employed 16,257 personnel, a decrease of 91 compared with 30 June 2014 as non-financial advisor headcount decreased by 86 to 9,143. Financial advisor headcount was largely unchanged at 7,114.

30

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Additional information
Recurring income	1,366	1,264	1,224	8	12	3,848	3,502
Recurring income as a % of income (%)	76.7	75.0	75.1			75.3	71.6
Average attributed equity (CHF billion)[2]	2.7	2.6	2.6	4	4	2.7	2.8
Return on attributed equity (%)	35.0	32.5	31.1			34.5	29.9
Risk-weighted assets (fully applied, CHF billion)[3]	21.9	24.8	20.5	(12)	7	21.9	20.5
Risk-weighted assets (phase-in, CHF billion)[3]	22.1	25.0	20.7	(12)	7	22.1	20.7
Return on risk-weighted assets, gross (%)[4]	30.2	27.2	31.3			28.0	30.1
Leverage ratio denominator (phase-in, CHF billion)[5]	58.6	56.5		4		58.6
Goodwill and intangible assets (CHF billion)	3.6	3.4	3.5	6	3	3.6	3.5
Net new money (CHF billion)	4.6	(2.2)	1.9			4.3	13.2
Net new money including interest and dividend income (CHF billion)[6]	9.8	2.8	6.9			19.4	27.9
Invested assets (CHF billion)	970	902	831	8	17	970	831
Client assets (CHF billion)	1,019	951	876	7	16	1,019	876
Loans, gross (CHF billion)	41.4	37.0	34.0	12	22	41.4	34.0
Due to customers (CHF billion)	66.1	59.9	56.2	10	18	66.1	56.2
Recruitment loans to financial advisors	2,865	2,647	2,779	8	3	2,865	2,779
Other loans to financial advisors	370	356	389	4	(5)	370	389
Personnel (full-time equivalents)	16,257	16,348	16,328	(1)	0	16,257	16,328
Financial advisors (full-time equivalents)	7,114	7,119	7,137	0	0	7,114	7,137

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2   Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Results: 9M14 vs 9M13

Profit before tax increased by USD 91 million to USD 764 million in the first nine months of 2014 from USD 673 million, due to USD 458 million higher operating income, partly offset by a USD 367 million increase in operating expenses. Adjusted for restructuring charges, profit before tax increased by USD 89 million to USD 797 million.

Total operating income increased by USD 458 million to USD 5,682 million, primarily due to an increase of USD 459 million in recurring net fee income, mainly as a result of an increase in managed account fees related to higher invested asset levels, as well as USD 49 million higher net interest income. This was partly offset by a USD 93 million decline in transaction-based income, mainly due to lower commissions on equities products.

Operating expenses increased by USD 367 million to USD 4,918 million and included restructuring charges of USD 36 million and a credit of USD 3 million related to changes to a retiree benefit plan in the US compared with restructuring charges of USD 35 million in the prior-year period. Adjusted for these items, operating expenses increased by USD 369 million to USD 4,885 million. On an adjusted basis, personnel expenses increased by USD 190 million to USD 3,867 million, mainly due to an increase of USD 168 million in financial advisor compensation corresponding with higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 32 million to USD 547 million. Excluding restructuring charges of USD 18 million compared with USD 25 million, general and administrative expenses increased by USD 178 million to USD 867 million, mainly due to an increase of USD 119 million in charges for provisions for litigation, regulatory and similar matters and higher Corporate Center shared service costs.

31

Retail & Corporate

Retail & Corporate

Profit before tax was CHF 426 million in the third quarter of 2014 compared with CHF 354 million in the second quarter. Adjusted for restructuring charges, profit before tax increased by CHF 79 million to CHF 446 million, mostly as charges for provisions for litigation, regulatory and similar matters declined by 48 million. In addition, both net interest and transaction-based income increased, partly offset by higher credit loss expenses. The annualized net new business volume growth rate for our retail business was 1.7% compared with 2.5% in the prior quarter following the typical seasonal pattern.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	563	541	531	4	6	1,626	1,603
Recurring net fee income	140	138	127	1	10	423	384
Transaction-based income	267	247	262	8	2	749	778
Other income	20	20	36	0	(44)	59	61
Income	991	945	956	5	4	2,857	2,826
Credit loss (expense)/recovery	(33)	(8)	2	313		(29)	(1)
Total operating income	958	938	958	2	0	2,828	2,825
Personnel expenses	341	342	355	0	(4)	1,036	1,101
General and administrative expenses	190	234	200	(19)	(5)	616	601
Services (to)/from other business divisions	(34)	(27)	(37)	26	(8)	(92)	(110)
Depreciation and impairment of property and equipment	34	34	37	0	(8)	102	107
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	532	584	556	(9)	(4)	1,662	1,700
Business division operating profit/(loss) before tax	426	354	402	20	6	1,166	1,126

Key performance indicators[3]
Pre-tax profit growth (%)	20.3	(8.3)	6.6			3.6	(23.2)
Cost/income ratio (%)	53.7	61.8	58.2			58.2	60.2
Net interest margin (bps)	164	158	154	4	6	158	155
Net new business volume growth for retail business (%)	1.7	2.5	1.1			2.7	2.6

Additional information
Average attributed equity (CHF billion)[4]	4.1	4.1	3.9	0	5	4.1	4.2
Return on attributed equity (%)	41.6	34.5	41.2			37.6	35.7
Risk-weighted assets (fully applied, CHF billion)[5]	34.9	31.5	30.1	11	16	34.9	30.1
Risk-weighted assets (phase-in, CHF billion)[5]	36.3	33.0	31.8	10	14	36.3	31.8
Return on risk-weighted assets, gross (%)[6]	11.4	11.4	12.0			11.4	11.6
Leverage ratio denominator (phase-in, CHF billion)[7]	166.2	164.8		1		166.2
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	143	142	141	1	1	143	141
Net new business volume for retail business (CHF billion)	0.6	0.9	0.4	(33)	50	2.9	2.7
Client assets (CHF billion)	421	415	393	1	7	421	393
Due to customers (CHF billion)	133.3	131.6	131.8	1	1	133.3	131.8
Loans, gross (CHF billion)	138.0	137.3	137.9	1	0	138.0	137.9
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.0	93.0	92.2			93.0	92.2
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.7	0.6	0.7			0.7	0.7
Personnel (full-time equivalents)	9,194	9,164	9,568	0	(4)	9,194	9,568

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

32

UBS business divisions and Corporate Center

Results: 3Q14 vs 2Q14

Operating income

Total operating income increased by CHF 20 million to CHF 958 million, mainly due to higher net interest income and transaction-based income, partly offset by higher credit loss expenses.

Net interest income increased by CHF 22 million to CHF 563 million, mainly reflecting higher allocated revenues from Group Treasury. Furthermore, interest income increased due to an improved loan margin. These increases were partly offset by a lower deposit margin reflecting the adverse effect of the persistently low interest rate environment on our replication portfolios, as well as a negative effect from methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between Retail & Corporate and Group Treasury.

è	Refer to the “Liquidity and funding management” section of this report for more information on the changed methodology for the allocation of liquidity and funding costs

Recurring net fee income was up by CHF 2 million to CHF 140 million, mainly reflecting pricing measures for custody products.

Transaction-based income increased by CHF 20 million to CHF 267 million, mainly due to first-time fees received from Wealth Management for net client shifts and referrals.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Net credit loss expenses were CHF 33 million compared with CHF 8 million in the prior quarter, reflecting a small number of new workout cases, primarily in the corporate clients business, which were individually reviewed, downgraded and impaired. We believe the impairments, which were spread across industries, do not represent a fundamental deterioration of the overall credit quality of our loan portfolio.

Operating expenses

Total operating expenses decreased by CHF 52 million to CHF 532 million. Adjusted for restructuring charges of CHF 20 million compared with CHF 13 million in the prior quarter, operating expenses decreased by CHF 59 million to CHF 512 million, mainly reflecting CHF 48 million lower charges for provisions for litigation, regulatory and similar matters.

Personnel expenses decreased by CHF 1 million to CHF 341 million. Adjusted for restructuring charges of CHF 10 million in the third quarter compared with CHF 6 million in the second quarter, personnel expenses decreased by CHF 5 million to CHF 331 million, mainly due to a release of accruals for untaken vacation, compared with an expense in the prior quarter as well as decreased Corporate Center shared service costs. These decreases were partly offset by higher variable compensation expenses.

General and administrative expenses decreased to CHF 190 million from CHF 234 million in the prior quarter, mainly due to CHF 48 million lower charges for provisions for litigation, regulatory and similar matters as well as reduced professional fees. This effect was partly offset by higher marketing expenses, which in the previous quarter included a one-time reversal of an accrual.

Cost/income ratio

The cost/income ratio improved to 53.7% from 61.8%. Adjusted for restructuring charges, the cost/income ratio improved to 51.7% from 60.4% and was within our target range of 50% to 60%.

Net interest margin

The net interest margin increased 6 basis points to 164 basis points, reflecting higher net interest income, and remained within the target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 1.7% compared with 2.5% in the prior quarter following the typical seasonal pattern, and was within the target range of 1% to 4%.

In the retail business, both net new client assets and, to a lesser extent, net new loans were positive. The slight increase in loans reflected our strategy to grow our business in high-quality loans moderately and selectively.

Personnel: 3Q14 vs 2Q14

Retail & Corporate employed 9,194 personnel as of 30 September 2014, an increase of 30 compared with 9,164 as of 30 June 2014. This increase reflected the annual intake of around 100 apprentices in August 2014 which was partly offset by staff reductions including those related to our ongoing cost reduction programs.

Results: 9M14 vs 9M13

Profit before tax increased by CHF 40 million to CHF 1,166 million. Adjusted for restructuring charges of CHF 48 million in the first nine months of 2014 and CHF 43 million in the same period last year, profit before tax increased by CHF 45 million to CHF 1,214 million, mainly reflecting CHF 43 million lower adjusted operating expenses.

Total operating income increased by CHF 3 million to CHF 2,828 million. Net interest income increased by CHF 23 million to CHF 1,626 million, mainly due to higher net interest income allocated from Group Treasury as well as due to a higher loan margin. This was partly offset by a decline in the deposit margin, despite selective pricing measures, as the persistently low interest rate environment continued to have an adverse effect on our replication portfolios. Recurring net fee income increased by CHF 39 million to CHF 423 million, mainly as certain fees related to retail bank accounts were recorded as recurring net fee income in

33

Retail & Corporate

2014, totaling CHF 43 million in the first nine months, while these fees were recorded as transaction-based income in 2013.

Transaction-based income decreased by CHF 29 million to CHF 749 million, mainly reflecting the aforementioned change in classification of certain fees related to retail bank accounts. This was partly offset by the aforementioned first-time fees received from Wealth Management for net client shifts and referrals in the third quarter of 2014. Other income decreased by CHF 2 million to CHF 59 million, reflecting a gain on sale of CHF 16 million from the partial divestment of our participation in Euroclear in the third quarter of 2013, partly offset by higher income from our participation in the SIX Group in 2014.

Net credit loss expenses were CHF 29 million in the first nine months of 2014 compared with CHF 1 million in the prior year. The first nine months of 2014 included net specific credit loss allowances of CHF 39 million compared with CHF 80 million in the prior year, which in both periods primarily related to corporate clients. In addition, the first nine months of 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 79 million in the same period a year earlier.

Operating expenses decreased by CHF 38 million to CHF 1,662 million. Adjusted for restructuring charges of CHF 48 million in the first nine months of 2014 and CHF 43 million in the same period last year, operating expenses decreased by CHF 43 million to CHF 1,614 million, reflecting lower personnel expenses partly offset by higher general and administrative expenses as well as lower net charges to other business divisions. Changes to allocations of Corporate Center shared service costs in the first nine months of 2014 had the effect of decreasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 30 million, which was offset by decreased net charges to other business divisions.

Personnel expenses decreased by CHF 65 million to CHF 1,036 million. Adjusted for restructuring charges of CHF 26 million compared with CHF 14 million in the first nine months of 2013, personnel expenses decreased by CHF 77 million to CHF 1,010 million, partly reflecting our outsourcing initiatives, which led to reduced personnel expenses and higher general and administrative expenses. Furthermore, personnel expenses decreased due to the aforementioned changes to allocations of Corporate Center shared service costs in the first nine months of 2014 and lower personnel-related information technology expenses.

General and administrative expenses increased by CHF 15 million to CHF 616 million, mainly due to CHF 49 million higher charges for provisions for litigation, regulatory and similar matters and the aforementioned outsourcing initiatives. This was partly offset by lower marketing expenses, which included a one-time reversal of an accrual, lower expenses for real estate and the aforementioned changes to allocations of Corporate Center shared service costs.

Net charges for services to other business divisions decreased by CHF 18 million to CHF 92 million, mainly as a result of the aforementioned changes to allocations of Corporate Center shared service costs.

34

UBS business divisions and Corporate Center

Global Asset Management

Profit before tax was CHF 154 million in the third quarter of 2014 compared with CHF 105 million in the second quarter. Adjusted for a credit related to changes to a retiree benefit plan in the US and restructuring charges, profit before tax was CHF 151 million compared with CHF 107 million. The increase was due to higher third quarter operating income, and the absence of charges for provisions for litigation, regulatory and similar matters. Excluding money market flows, net new money inflows were CHF 3.8 billion compared with CHF 11.6 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net management fees[2]	462	427	418	8	11	1,293	1,330
Performance fees	27	38	29	(29)	(7)	112	123
Total operating income	489	465	447	5	9	1,405	1,453
Personnel expenses	217	209	207	4	5	634	657
General and administrative expenses	112	141	114	(21)	(2)	367	322
Services (to)/from other business divisions	(6)	(4)	(5)	50	20	(14)	(12)
Depreciation and impairment of property and equipment	11	10	11	10	0	31	35
Amortization and impairment of intangible assets	2	2	2	0	0	6	6
Total operating expenses[3]	335	359	329	(7)	2	1,024	1,007
Business division operating profit/(loss) before tax	154	105	118	47	31	381	446

Key performance indicators[4]
Pre-tax profit growth (%)	46.7	(13.9)	(14.5)			(14.6)	5.9
Cost/income ratio (%)	68.5	77.2	73.6			72.9	69.3
Net new money growth excluding money market flows (%)	2.7	8.7	(3.0)			7.3	(0.1)
Gross margin on invested assets (bps)	31	31	31	0	0	31	33

Information by business line
Operating Income
Traditional investments	294	270	262	9	12	824	876
O’Connor and A&Q	43	61	54	(30)	(20)	170	190
Global real estate	98	80	80	23	23	252	231
Infrastructure and private equity	9	11	9	(18)	0	29	27
Fund services	45	43	42	5	7	130	129
Total operating income	489	465	447	5	9	1,405	1,453

Gross margin on invested assets (bps)
Traditional investments	21	20	21	5	0	21	23
O’Connor and A&Q	52	80	77	(35)	(32)	74	89
Global real estate	92	79	76	16	21	81	74
Infrastructure and private equity	40	52	45	(23)	(11)	45	45
Total gross margin	31	31	31	0	0	31	33

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter report for more information.

35

Global Asset Management

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Information by business line (continued)

Net new money (CHF billion)
Traditional investments	0.8	6.1	(5.5)			14.3	(10.6)
O’Connor and A&Q	0.7	1.4	(1.3)			3.9	(2.0)
Global real estate	0.6	0.6	(0.6)			1.6	0.5
Infrastructure and private equity	0.0	0.0	(0.1)			(0.1)	(0.4)
Total net new money	2.1	8.0	(7.5)			19.8	(12.5)
Net new money excluding money market flows	3.8	11.6	(3.9)			28.4	(0.2)
of which: from third parties	0.0	8.7	(3.7)			17.7	2.2
of which: from UBS’s wealth management businesses	3.9	2.9	(0.3)			10.7	(2.3)
Money market flows	(1.7)	(3.6)	(3.6)			(8.7)	(12.4)
of which: from third parties	(0.5)	(0.4)	1.2			(1.6)	(2.2)
of which: from UBS’s wealth management businesses	(1.2)	(3.2)	(4.7)			(7.1)	(10.2)

Invested assets (CHF billion)
Traditional investments	560	540	504	4	11	560	504
O’Connor and A&Q	35	31	27	13	30	35	27
Global real estate	44	41	41	7	7	44	41
Infrastructure and private equity	9	9	8	0	13	9	8
Total invested assets	648	621	580	4	12	648	580
of which: excluding money market funds	588	563	512	4	15	588	512
of which: money market funds	60	58	69	3	(13)	60	69

Assets under administration by fund services
Assets under administration (CHF billion)[2]	495	470	426	5	16	495	426
Net new assets under administration (CHF billion)[3]	5.5	8.2	5.0			30.5	3.8
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	1.7	1.7	1.8	0	(6)	1.7	1.8
Return on attributed equity (%)	36.2	24.7	26.2			29.9	32.4
Risk-weighted assets (fully applied, CHF billion)[5]	3.8	3.5	3.5	9	9	3.8	3.5
Risk-weighted assets (phase-in, CHF billion)[5]	3.8	3.6	3.6	6	6	3.8	3.6
Return on risk-weighted assets, gross (%)[6]	52.9	51.7	49.0			51.1	50.8
Leverage ratio denominator (phase-in, CHF billion)[7]	14.6	14.2		3		14.6
Goodwill and intangible assets (CHF billion)	1.5	1.4	1.4	7	7	1.5	1.4
Personnel (full-time equivalents)	3,803	3,752	3,747	1	1	3,803	3,747

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

36

UBS business divisions and Corporate Center

Results: 3Q14 vs 2Q14

Operating income

Total operating income was CHF 489 million compared with CHF 465 million in the prior quarter. Net management fees increased by CHF 35 million, mainly in traditional investments, and also in global real estate, primarily due to a gain on the sale of a co-investment. Performance fees declined by CHF 11 million, primarily in the O’Connor and A&Q business line, partly offset by increases in traditional investments and global real estate.

Operating expenses

Total operating expenses were CHF 335 million compared with CHF 359 million in the prior quarter. Adjusted for a credit of CHF 8 million related to changes to a retiree benefit plan in the US and restructuring charges of CHF 5 million compared with CHF 2 million in the prior quarter, operating expenses were CHF 19 million lower, mainly as the prior quarter included CHF 33 million in charges for provisions for litigation, regulatory and similar matters.

Personnel expenses were CHF 217 million compared with CHF 209 million in the prior quarter. Adjusted for the aforementioned credit related to changes to a retiree benefit plan in the US and restructuring charges of CHF 3 million compared with CHF 1 million, personnel expenses were CHF 222 million compared with CHF 208 million. The increase was mainly due to higher variable compensation expenses and lower forfeiture credits.

General and administrative expenses decreased to CHF 112 million compared with CHF 141 million in the prior quarter. Adjusted for restructuring charges of CHF 2 million in both quarters, general and administrative expenses decreased by CHF 29 million, mainly due to the aforementioned charges for provisions for litigation, regulatory and similar matters in the second quarter.

Cost/income ratio

The cost/income ratio improved to 68.5% compared with 77.2% in the prior quarter. Adjusted for the credit related to changes to a retiree benefit plan in the US and restructuring charges, the cost/income ratio improved to 69.1% compared with 76.8% and was within the target range of 60% to 70%.

Net new money

The annualized net new money growth rate, excluding money market flows, was 2.7% compared with 8.7% in the prior quarter. The target range is 3% to 5%.

Excluding money market flows, net new money inflows were CHF 3.8 billion compared with CHF 11.6 billion in the prior quarter. By channel, net flows from third parties were zero compared with net inflows of CHF 8.7 billion. Third quarter net inflows in multi-asset and fixed income, largely from clients serviced from Asia Pacific and Switzerland, were offset by net outflows from equities, predominantly from clients serviced from the Americas and Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 3.9 billion compared with CHF 2.9 billion. The third quarter net inflows were mainly into fixed income, multi-asset and alternative investment strategies across all regions.

Money market net outflows were CHF 1.7 billion compared with CHF 3.6 billion in the prior quarter. By channel, net outflows from third parties were CHF 0.5 billion compared with CHF 0.4 billion, and originated mainly from clients serviced from the Americas and Switzerland. Net outflows from clients of UBS’s wealth management businesses were CHF 1.2 billion compared with CHF 3.2 billion. These net outflows included the impact of an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 0.7 billion in outflows from money market funds managed by Global Asset Management during the third quarter. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

Invested assets

Invested assets increased to CHF 648 billion as of 30 September 2014 from CHF 621 billion as of 30 June 2014 due to positive currency translation effects of CHF 23 billion, total net new money inflows of CHF 2 billion, and positive market performance of CHF 2 billion.

As of 30 September 2014, CHF 199 billion, or 31%, of invested assets were managed in indexed strategies and CHF 60 billion, or 9%, were money market assets. The remaining 60% of invested assets were managed in active, non-money market strategies. On a regional basis, 32% of invested assets related to clients serviced from Switzerland, 23% from Europe, Middle East and Africa, 23% from the Americas, and 22% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 31 basis points, unchanged from the prior quarter, and slightly below the target range of 32 to 38 basis points.

Results by business line: 3Q14 vs 2Q14

Traditional investments

Operating income was CHF 294 million compared with CHF 270 million, mainly due to higher net management fees on a higher invested asset base and, to a lesser extent, higher performance fees, mainly in equities.

The gross margin was 21 basis points compared with 20 basis points in the prior quarter.

Excluding money market flows, net new money outflows from third parties were CHF 0.3 billion and net inflows from clients of UBS’s wealth management businesses were CHF 2.8 billion, resulting in total net inflows of CHF 2.5 billion compared with CHF 9.7 billion. Equities net outflows were CHF 1.1 billion compared with net inflows of CHF 4.5 billion and originated mainly from active strategies. Fixed income net inflows were CHF 1.9 billion compared with CHF 4.8 billion. Multi-asset net inflows were CHF 1.8 billion compared with CHF 0.4 billion.

Invested assets were CHF 560 billion as of 30 September 2014 compared with CHF 540 billion as of 30 June 2014. By mandate

37

Global Asset Management

type, CHF 227 billion of invested assets related to equities, CHF 154 billion related to fixed income, CHF 60 billion related to money markets and CHF 119 billion related to multi-asset mandates, including CHF 6 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas.

O’Connor and A&Q

Operating income was CHF 43 million compared with CHF 61 million in the prior quarter due to lower performance fees in O’Connor single-manager funds, partly offset by higher performance fees in A&Q’s multi-manager funds. As of 30 September 2014, more than 75% of O’Connor and A&Q performance fee-eligible assets were above their high water marks compared with more than 80% as of 30 June 2014.

The gross margin was 52 basis points compared with 80 basis points in the prior quarter due to lower performance fees.

Net new money inflows were CHF 0.7 billion compared with CHF 1.4 billion.

Invested assets were CHF 35 billion as of 30 September 2014 compared with CHF 31 billion as of 30 June 2014.

Global real estate

Operating income was CHF 98 million compared with CHF 80 million in the prior quarter, mainly due to a gain of CHF 12 million related to the sale of a co-investment and higher performance fees. The gross margin was 92 basis points compared with 79 basis points. Net new money inflows were CHF 0.6 billion, unchanged from the prior quarter. Invested assets were CHF 44 billion as of 30 September 2014 compared with CHF 41 billion as of 30 June 2014.

Infrastructure and private equity

Operating income was CHF 9 million compared with CHF 11 million in the prior quarter due to lower performance fees. The gross margin was 40 basis points compared with 52 basis points. Net new money was zero, unchanged from the prior quarter. Invested assets were CHF 9 billion as of 30 September 2014, in line with 30 June 2014.

Fund services

Operating income was CHF 45 million compared with CHF 43 million in the prior quarter. The gross margin on assets under administration was 4 basis points, unchanged from the prior quarter. Net new assets under administration inflows were CHF 5.5 billion compared with CHF 8.2 billion in the prior quarter. Total assets under administration were CHF 495 billion as of 30 September 2014 compared with CHF 470 billion as of 30 June 2014.

Personnel: 3Q14 vs 2Q14

Global Asset Management employed 3,803 personnel as of 30 September 2014 compared with 3,752 as of 30 June 2014,

with increases mainly in traditional investments and in personnel allocated from Corporate Center shared services units.

Results: 9M14 vs 9M13

Profit before tax was CHF 381 million in the first nine months of 2014 compared with CHF 446 million in the same period of 2013. Adjusted for a gain of CHF 34 million on the sale of our Canadian domestic business in the first nine months of 2013, restructuring charges of CHF 12 million in the first nine months of 2014 and CHF 29 million in the prior-year period, and a credit of CHF 8 million related to changes to a retiree benefit plan in the US in the first nine months of 2014, profit before tax was CHF 385 million compared with CHF 441 million.

Total operating income declined by CHF 48 million to CHF 1,405 million, and was CHF 14 million lower after adjusting for the aforementioned gain in 2013 related to the sale of our Canadian domestic business. Performance fees decreased by CHF 11 million, mainly in traditional investments, and adjusted net management fees decreased by CHF 3 million.

Total operating expenses were CHF 1,024 million compared with CHF 1,007 million. Adjusted for the abovementioned restructuring charges and credit related to changes to a retiree benefit plan in the US, operating expenses increased by CHF 42 million to CHF 1,020 million, due to the aforementioned charges for provisions for litigation, regulatory and similar matters of CHF 33 million as well as a CHF 14 million provision for a possible settlement related to a fund liquidation.

Investment performance

Key equity strategies had a mixed third quarter. Among the strategies that outperformed benchmarks, Pan-European concentrated alpha had a very strong quarter adding to its strong long-term record. Pan-European equity and US large cap select growth equity also had good quarters and further improved their longer-term records. Most strategies that underperformed their benchmarks for the quarter did so fairly modestly, although US large cap equity underperformed more markedly due to its exposure to energy stocks highly levered to oil prices, which fell during the quarter.

The majority of fixed income strategies outperformed benchmarks in the quarter, with the exceptions being some regional core bond strategies. Allocations to credit and risk sectors were reduced in many strategies in the latter half of the quarter, which generally benefited performance. Meanwhile, the impact from duration positioning was mixed. Emerging market debt was particularly volatile but our flagship strategy outperformed, in large part due to its positioning in Brazilian debt.

In global investment solutions, benchmark-relative multi-asset strategies either outperformed or were very close to their benchmarks for the quarter. Currency positioning contributed positively across the board and asset allocation was also generally positive. Income-oriented strategies were broadly flat for the quarter, consolidating

38

UBS business divisions and Corporate Center

good longer-term returns numbers and strong performance in absolute return strategies continued. Global convertibles were just ahead of their benchmark for the quarter, adding to longer-term returns.

In O’Connor and A&Q, most core single-manager and multi-manager funds delivered positive absolute returns and modestly outperformed peer indices for the quarter and year-to-date.

Global real estate’s direct strategies delivered mostly positive absolute returns in the quarter with notable strength in US real estate and farmland strategies, and UK core and value-add funds. While also delivering positive absolute returns, the Swiss real estate composite and the Japanese J-REITs underperformed their respective benchmarks. Multi-manager strategies delivered positive absolute returns and Swiss real estate securities strategies were positive relative to their benchmarks.

The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by the performance of our collective funds, was strong overall. There was a marked improvement in equity fund rankings and strong rankings in other asset classes were maintained. Across all asset classes, and on an asset-weighted basis, 79% of fund assets ranked in the top two quartiles over one year, 79% over three years and 86% over five years.

Investment performance – key composites versus benchmarks

The table below is representative of the investment performance for approximately 41% of Global Asset Management’s CHF 296 billion actively managed invested assets in traditional investments as of 30 September 2014. This figure excludes CHF 199 billion in indexed investments, CHF 60 billion in actively managed money market funds and CHF 93 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	–	+	+	–
Pan European Equity Composite vs. MSCI Europe Index (net)	+	+	+	–
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	–	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	–	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	+	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	+	–
Australian Bond Composite vs. Bloomberg AusBond Index	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	–	–	–
Global investment solutions
Global Balanced Composite vs. Global Balanced Benchmark[1]	+	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	+	+	–
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	–	–	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	+	+

1  Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

39

Global Asset Management

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 106 billion as of 30 September 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	72	78	79
Fixed income	77	74	87
Multi-asset	77	85	90
Real estate and alternative	100	85	88
Total	79	79	86

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7 October 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

40

UBS business divisions and Corporate Center

Investment Bank

We recorded an operating loss before tax of CHF 1,284 million compared with a profit of CHF 579 million in the second quarter. On an adjusted basis, the operating loss before tax was CHF 1,205 million compared with a profit of CHF 563 million, mainly due to CHF 1,676 million higher charges for provisions for litigation, regulatory and similar matters. On an underlying basis, we recorded a profit before tax of CHF 494 million compared with CHF 574 million, mainly due to lower revenues in Corporate Client Solutions, partly offset by lower operating expenses. Fully applied risk-weighted assets decreased by CHF 6 billion to CHF 62 billion as of 30 September 2014.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Corporate Client Solutions	738	986	505	(25)	46	2,494	2,273
Advisory	149	165	113	(10)	32	467	390
Equity Capital Markets	197	349	164	(44)	20	743	899
Debt Capital Markets	216	371	185	(42)	17	890	680
Financing Solutions	143	119	112	20	28	390	479
Risk Management	33	(17)	(70)			5	(176)
Investor Client Services	1,199	1,303	1,202	(8)	0	3,923	4,464
Equities	884	883	864	0	2	2,778	3,084
Foreign Exchange, Rates and Credit	315	420	338	(25)	(7)	1,145	1,380
Income	1,938	2,289	1,707	(15)	14	6,417	6,737
Credit loss (expense)/recovery	(1)	(6)	0	(83)		(6)	3
Total operating income	1,937	2,284	1,707	(15)	13	6,410	6,740
Personnel expenses	942	1,142	878	(18)	7	3,274	3,124
General and administrative expenses	2,204	504	510	337	332	3,207	1,411
Services (to)/from other business divisions	5	(6)	2		150	1	7
Depreciation and impairment of property and equipment	65	62	63	5	3	197	185
Amortization and impairment of intangible assets	5	3	3	67	67	11	9
Total operating expenses[2]	3,221	1,704	1,456	89	121	6,690	4,737
Business division operating profit/(loss) before tax	(1,284)	579	251			(280)	2,003

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

41

Investment Bank

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Key performance indicators[2]
Pre-tax profit growth (%)		36.2	(67.6)				292.7
Cost/income ratio (%)	166.2	74.4	85.3			104.3	70.3
Return on attributed equity (%)	(69.4)	31.3	12.6			(4.9)	33.0
Return on assets, gross (%)	2.9	3.8	2.6			3.4	3.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	11	10	0	10	12	13

Additional information
Total assets (CHF billion)[3]	282.3	244.8	246.1	11	11	282.3	246.1
Funded assets (CHF billion)[4]	172.6	181.9	171.6	(10)	(5)	172.6	171.6
Average attributed equity (CHF billion)[5]	7.4	7.4	8.0	0	(8)	7.6	8.1
Risk-weighted assets (fully applied, CHF billion)[6]	61.9	68.0	59.2	(9)	5	61.9	59.2
Risk-weighted assets (phase-in, CHF billion)[6]	62.2	68.3	59.6	(9)	4	62.2	59.6
Return on risk-weighted assets, gross (%)[7]	11.9	14.0	10.7			13.3	13.5
Leverage ratio denominator (phase-in, CHF billion)[8]	279.5	278.2		1		279.5
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	48.6	49.9	51.4			51.0	46.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.3	0.3	0.4			0.3	0.4
Personnel (full-time equivalents)	11,881	11,763	11,877	1	0	11,881	11,877

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    3  Based on third-party view, i.e., without intercompany balances.    4  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  Based on phase-in Basel III risk-weighted assets.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 3Q14 vs 2Q14

We recorded an operating loss before tax of CHF 1,284 million compared with a profit before tax of CHF 579 million in the second quarter. Adjusted for restructuring charges of CHF 50 million in the third quarter and CHF 27 million in the prior quarter, a credit of CHF 19 million related to changes to a retiree benefit plan in the US in the third quarter, an impairment loss of CHF 48 million related to a financial investment available-for-sale in the third quarter, as well as a gain of CHF 43 million from the partial sale of a financial investment available-for-sale in the second quarter, the operating loss before tax was CHF 1,205 million compared with a profit of CHF 563 million, mainly due to CHF 1,676 million higher charges for provisions for litigation, regulatory and similar matters. When also excluding these charges, as well as a net loss of CHF 12 million upon the implementation of funding valuation adjustments, we recorded a profit before tax of CHF 494 million compared with CHF 574 million, mainly due to lower revenues in Corporate Client Solutions, partly offset by lower operating expenses.

Operating income

Total operating income decreased to CHF 1,937 million from CHF 2,284 million and included an impairment loss of CHF 48 million on a financial investment available-for-sale in the third quarter, while the prior quarter included a gain of CHF 43 million from the partial sale of our investment in the financial services company Markit, both recorded in Investor Client Services. Excluding these items, operating income decreased to CHF 1,985 million from CHF 2,241 million, as revenues declined by CHF 248 million in Corporate Client Solutions, mainly due to reduced capital markets activity levels, while Investor Client Services revenues were stable compared with the prior quarter. In US dollar terms, adjusted operating income decreased 15%.

Operating expenses

Total operating expenses increased to CHF 3,221 million from CHF 1,704 million in the prior quarter. Adjusted for restructuring charges of CHF 50 million in the third quarter compared with CHF 27 million in the prior quarter, and a credit of CHF 19 million related to changes to a retiree benefit plan in the US in the third quarter, operating expenses increased to CHF 3,190 million from CHF 1,677 million, as charges for provisions for litigation, regulatory and similar matters increased to CHF 1,687 million in the third quarter from CHF 11 million in the second quarter, partly offset by lower personnel expenses.

Personnel expenses decreased to CHF 942 million from CHF 1,142 million. The third quarter included restructuring charges of

42

UBS business divisions and Corporate Center

CHF 25 million compared with CHF 6 million in the prior quarter, as well as the aforementioned credit related to a retiree benefit plan in the US. On an adjusted basis, personnel expenses decreased to CHF 936 million from CHF 1,136 million, mainly due to a decrease in variable compensation expenses.

General and administrative expenses increased to CHF 2,204 million from CHF 504 million. The third quarter included restructuring charges of CHF 25 million compared with CHF 21 million in the prior quarter. On an adjusted basis, general and administrative expenses increased to CHF 2,179 million from CHF 483 million, mainly due to CHF 1,676 million higher charges for provisions for litigation, regulatory and similar matters.

Cost/income ratio

The cost/income ratio increased to 166.2% from 74.4%. On an adjusted basis, the cost/income ratio increased to 160.6% from 74.7% and was above our target range of 65% to 85%. The underlying cost/income ratio increased to 75.2% from 74.2%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 6 billion to CHF 62 billion as of 30 September 2014, mainly driven by a reduction of CHF 6 billion in operational risk RWA, primarily resulting from a reduction in the incremental RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets decreased to CHF 173 billion as of 30 September 2014 from CHF 182 billion as of 30 June 2014 and remained within our limit of CHF 200 billion. The decrease mainly reflected lower collateral trading and trading portfolio assets within Investor Client Services, despite the strengthening of the US dollar versus the Swiss franc. Excluding currency effects, funded assets decreased by approximately CHF 18 billion.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first nine months of 2014 was negative 4.9%, and negative 1.6% on an adjusted basis, below our annual target of over 15%. Annualized RoAE for the third quarter was negative 69.4%, and negative 65.1% on an adjusted basis. Underlying annualized RoAE for the first nine months of 2014 was positive 28.5%. Underlying annualized RoAE for the third quarter was positive 26.7%.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 3Q14 vs 2Q14

Corporate Client Solutions

Corporate Client Solutions revenues decreased 25% to CHF 738 million from CHF 986 million, with lower revenues across all regions as capital markets activity declined, reflecting seasonal trends. The prior quarter also included a gain on an investment in an associate which was reclassified to a financial investment available-for-sale following its initial public offering. In US dollar terms, revenues decreased 28%.

Advisory revenues decreased 10% to CHF 149 million from CHF 165 million, mainly due to lower transactional volume in mergers and acquisitions during the third quarter.

Equity capital markets revenues decreased 44% to CHF 197 million from CHF 349 million. Revenues decreased across all regions, as the market fee pool declined 28% and our participation in initial public offerings decreased.

Debt capital markets revenues decreased 42% to CHF 216 million from CHF 371 million, mainly as the prior quarter included a gain on an investment in an associate which was reclassified to a financial investment available-for-sale following its initial public offering. Excluding this, both investment grade and leveraged finance revenues decreased as the market fee pool declined 27%.

Financing solutions revenues increased 20% to CHF 143 million from CHF 119 million, mainly due to higher revenues in real estate finance.

Risk management revenues improved to positive CHF 33 million from negative CHF 17 million, mainly due to the effect of widening credit spreads during the third quarter.

Investor Client Services

Investor Client Services revenues decreased 8% to CHF 1,199 million from CHF 1,303 million. Excluding the aforementioned impairment loss in the third quarter and gain on a partial sale of a financial investment available-for-sale in the prior quarter, adjusted revenues decreased slightly to CHF 1,247 million from CHF 1,260 million, mainly reflecting lower revenues in foreign exchange, rates and credit. In US dollar terms, adjusted revenues decreased 5%.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on the transfer of our exchange-traded fixed income derivatives execution business from equities into foreign exchange, rates and credit

Equities

Equities revenues increased slightly to CHF 884 million compared with CHF 883 million in the prior quarter. Adjusted for the aforementioned impairment loss and gain on a partial sale of a financial investment available-for-sale, revenues increased to CHF 932 million from CHF 879 million due to higher revenues in derivatives and financing services, partly offset by lower revenues in cash.

Cash revenues decreased to CHF 304 million compared with CHF 327 million, mainly due to lower client trading revenues.

Derivatives revenues increased to CHF 278 million from CHF 238 million, mainly due to higher volatility and client activity levels.

Financing services revenues increased to CHF 348 million from CHF 324 million, primarily due to higher trading revenues in equity finance.

43

Investment Bank

Other equities revenues were negative CHF 46 million compared with negative CHF 5 million in the prior quarter, mainly due to the aforementioned impairment loss.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 315 million from CHF 420 million. Adjusted for the aforementioned gains related to the partial sale of a financial investment available-for-sale in the prior quarter, revenues decreased to CHF 315 million from CHF 382 million.

Foreign exchange revenues increased, with higher client activity levels as volatility increased.

In rates and credit, adjusted revenues were lower than the prior quarter mainly due to lower revenues within the credit business, with seasonally lower client activity and weaker trading revenues as spreads widened during the third quarter.

Personnel: 3Q14 vs 2Q14

The Investment Bank employed 11,881 personnel as of 30 September 2014, an increase of 118 compared with 11,763 as of 30 June 2014, due to increased front office personnel mainly reflecting the annual graduate intake.

Results: 9M14 vs 9M13

We recorded an operating loss before tax of CHF 280 million in the first nine months of 2014 compared with a profit of CHF 2,003 million in the prior-year period, mainly as the first nine months of 2014 included charges of CHF 1,698 million for provisions for litigation, regulatory and similar matters compared with a net release of CHF 1 million in the prior-year period. Excluding these charges, as well as restructuring charges of CHF 201 million, a credit of CHF 19 million related to a retiree benefit plan in the US and the aforementioned impairment loss and gain on financial investments available-for-sale in the first nine months of 2014, compared with restructuring charges of CHF 121 million and gains of CHF 54 million from the sale of our remaining proprietary trading business in the prior-year period, we recorded a profit before tax of CHF 1,605 million in the first nine months of 2014 compared with CHF 2,068 million in the prior-year period. This decrease was mainly driven by CHF 541 million lower revenues in

Investor Client Services, partly offset by CHF 221 million higher revenues in Corporate Client Solutions.

Revenues in Corporate Client Solutions increased 10% to CHF 2,494 million from CHF 2,273 million, mainly as a result of improved debt capital markets, risk management and advisory revenues, partly offset by lower financing solutions and equity capital markets revenues, which included revenues from a large private transaction in the first nine months of 2013. In US dollar terms, revenues increased 14%.

Investor Client Services revenues declined 12% to CHF 3,923 million from CHF 4,464 million. On an adjusted basis, revenues decreased 11%. In US dollar terms, adjusted revenues declined 8%. Equities revenues decreased 10% to CHF 2,778 million from CHF 3,084 million, mainly due to lower revenues in derivatives, cash and other equities, partly offset by higher revenues in financing services. On an adjusted basis, equities revenues decreased 8%. Cash revenues declined by CHF 40 million, mainly due to lower commission income as client activity levels declined, partly offset by improved trading revenues. Derivatives revenues declined by CHF 276 million, with lower revenues across all regions, mainly as a result of lower client activity levels, volatility levels and trading revenues. Financing services revenues increased by CHF 167 million mainly due to higher equity finance revenues. Other equities revenues decreased by CHF 158 million, as the prior-year period included gains from the sale of our remaining proprietary trading business and revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio, and due to the aforementioned impairment loss during the first nine months of 2014. Foreign exchange, rates and credit revenues decreased 17% to CHF 1,145 million from CHF 1,380 million, with lower revenues across most products as client activity and volatility levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. On an adjusted basis, revenues decreased 20%.

Total operating expenses increased to CHF 6,690 million from CHF 4,737 million, mainly as charges for provisions for litigation, regulatory and similar matters increased to CHF 1,698 million in the first nine months of 2014 from a net release of CHF 1 million in the prior-year period. Personnel expenses increased 5% to CHF 3,274 million from CHF 3,124 million. Excluding restructuring charges, personnel expenses increased to CHF 3,180 million from CHF 3,128 million. General and administrative expenses increased to CHF 3,207 million from CHF 1,411 million, mainly due to the aforementioned increase in charges for provisions for litigation, regulatory and similar matters, as well as higher professional fees, partly offset by the effects of our ongoing cost reduction programs.

44

UBS business divisions and Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Income excluding own credit	(382)	(215)	(149)	78	156	(604)	31
Own credit[2]	61	72	(147)	(15)		221	(189)
Credit loss (expense)/recovery[3]	2	(2)	(1)			0	(7)
Total operating income	(318)	(145)	(297)	119	7	(382)	(165)
Personnel expenses	176	166	196	6	(10)	585	708
General and administrative expenses	270	47	662	474	(59)	530	2,199
Services (to)/from other business divisions	18	21	12	(14)	50	54	38
Depreciation and impairment of property and equipment	9	7	4	29	125	25	42
Amortization and impairment of intangible assets	1	2	1	(50)	0	4	2
Total operating expenses[4]	475	242	875	96	(46)	1,198	2,990
Operating profit/(loss) before tax	(793)	(387)	(1,172)	105	(32)	(1,580)	(3,156)

Additional information
Average attributed equity (CHF billion)[5]	20.2	20.5	23.4	(1)	(14)	20.7	24.0
Total assets (CHF billion)[6]	429.5	414.9	487.1	4	(12)	429.5	487.1
Risk-weighted assets (fully applied, CHF billion)[7]	71.7	76.7	86.6	(7)	(17)	71.7	86.6
Risk-weighted assets (phase-in, CHF billion)[7]	72.8	77.5	87.2	(6)	(17)	72.8	87.2
Leverage ratio denominator (phase-in, CHF billion)[8]	338.4	344.0		(2)		338.4
Personnel before allocations (full-time equivalents)	23,614	23,649	24,333	0	(3)	23,614	24,333
Allocations to business divisions (full-time equivalents)	(21,208)	(21,269)	(21,586)	0	(2)	(21,208)	(21,586)
Personnel after allocations (full-time equivalents)	2,407	2,379	2,747	1	(12)	2,407	2,747

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Includes credit loss (expense)/recovery on reclassified and acquired securities.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on third-party view, i.e., without intercompany balances.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

45

Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 190 million in the third quarter of 2014 compared with a profit of CHF 25 million in the prior quarter. The third quarter included total operating expenses remaining in Corporate Center – Core Functions after service allocations of CHF 194 million. Total operating income was CHF 5 million and included treasury income remaining in Corporate Center – Core Functions of negative CHF 65 million and an own credit gain of CHF 61 million.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Treasury income remaining in Corporate Center – Core Functions	(65)	(55)	(219)	18	(70)	(166)	(559)
Own credit[2]	61	72	(147)	(15)		221	(189)
Other	9	6	169	50	(95)	23	105
Total operating income	5	23	(197)	(78)		78	(643)
Personnel expenses	89	78	88	14	1	306	305
General and administrative expenses	94	(82)	204		(54)	97	350
Services (to)/from other business divisions	8	1	(5)	700		9	(4)
Depreciation and impairment of property and equipment	1	0	(5)			4	(4)
Amortization and impairment of intangible assets	2	1	0	100		4	0
Total operating expenses[3]	194	(2)	282		(31)	419	647
Operating profit/(loss) before tax	(190)	25	(479)		(60)	(341)	(1,290)

Additional information
Average attributed equity (CHF billion)[4]	15.6	15.4	13.7	1	14	15.4	12.1
Total assets (CHF billion)[5]	254.9	231.0	231.6	10	10	254.9	231.6
Risk-weighted assets (fully applied, CHF billion)[6]	29.6	24.8	18.0	19	64	29.6	18.0
Risk-weighted assets (phase-in, CHF billion)[6]	30.7	25.6	18.7	20	64	30.7	18.7
Leverage ratio denominator (phase-in, CHF billion)[7]	232.9	223.2		4		232.9
Personnel before allocations (full-time equivalents)	23,465	23,489	24,088	0	(3)	23,465	24,088
Allocations to business divisions and CC-Non-core and Legacy Portfolio (full-time equivalents)	(22,549)	(22,608)	(22,949)	0	(2)	(22,549)	(22,949)
Personnel after allocations (full-time equivalents)	916	881	1,139	4	(20)	916	1,139

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	921	928	992	(1)	(7)	2,869	3,156
General and administrative expenses	1,084	848	1,150	28	(6)	2,912	3,174
Depreciation and impairment of property and equipment	191	185	178	3	7	556	555
Amortization and impairment of intangible assets	2	1	1	100	100	4	3
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,198	1,962	2,321	12	(5)	6,340	6,887
Net allocations to business divisions	(2,004)	(1,965)	(2,039)	2	(2)	(5,921)	(6,240)
of which: Wealth Management	(526)	(523)	(500)	1	5	(1,536)	(1,527)
of which: Wealth Management Americas	(278)	(271)	(277)	3	0	(809)	(838)
of which: Retail & Corporate	(287)	(293)	(320)	(2)	(10)	(870)	(970)
of which: Global Asset Management	(118)	(116)	(139)	2	(15)	(350)	(402)
of which: Investment Bank	(660)	(647)	(647)	2	2	(1,969)	(1,832)
of which: Non-core and Legacy Portfolio	(134)	(115)	(157)	17	(15)	(387)	(671)
Total operating expenses[3]	194	(2)	282		(31)	419	647

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

46

UBS business divisions and Corporate Center

Results

Operating income

Total operating income was CHF 5 million in the third quarter, which included an own credit gain on financial liabilities designated at fair value of CHF 61 million and other income of CHF 9 million, largely offset by treasury income remaining in Corporate Center – Core Functions of negative CHF 65 million. Total operating income was CHF 23 million in the prior quarter.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 65 million. The third quarter included central funding costs of CHF 207 million, which were retained in Group Treasury and a loss of CHF 14 million related to our macro cash flow hedges. These negative revenues were partly offset by gains of CHF 65 million on cross-currency basis swaps held as economic hedges and interest income of CHF 29 million related to preferred securities. In addition, the third quarter included net revenues of CHF 25 million, predominantly related to high-quality liquid asset portfolios. These revenues represent the difference between the financial costs incurred and the economic charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Treasury income also included revenues from the investment of the Group’s equity.

Compared with the prior quarter, treasury income remaining in Corporate Center – Core Functions decreased slightly to negative CHF 65 million from negative CHF 55 million. This decrease was mainly due to a loss of CHF 14 million related to our macro cash flow hedges compared with a gain of CHF 13 million in the prior quarter and CHF 25 million higher central funding costs largely as a result of the issuance of several senior unsecured bonds in an amount equivalent to CHF 8.8 billion in the third quarter of 2014. This was partly offset by net revenues of CHF 25 million, predominantly related to high-quality liquid asset portfolios, compared with a net loss of CHF 2 million in the prior quarter. Treasury income also included gains of CHF 65 million on the abovementioned cross-currency swaps which are held as economic hedges compared with a gain of CHF 56 million in the prior quarter.

è	Refer to the “Liquidity and funding management” section of this report for more information on funding costs

The third quarter included an own credit gain on financial liabilities designated at fair value of CHF 61 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 72 million.

Operating income excluding own credit and treasury income was CHF 9 million in the third quarter and included a credit of

CHF 26 million related to the partial release of a provision for litigation, regulatory and similar matters, which was recorded as other income, as well as CHF 27 million in net funding costs related to goodwill and intangible assets that arose from the PaineWebber acquisition.

Operating expenses before service allocations

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses increased by CHF 236 million to CHF 2,198 million in the third quarter. Restructuring charges were CHF 144 million compared with CHF 67 million in the prior quarter. The third quarter also included a credit of CHF 15 million related to changes to a retiree benefit plan in the US. Excluding restructuring charges and the aforementioned credit, adjusted operating expenses before service allocations increased by CHF 174 million to CHF 2,069 million, predominantly as the prior quarter included a net release of CHF 141 million for provisions for litigation, regulatory and similar matters.

Personnel expenses decreased by CHF 7 million to CHF 921 million. On an adjusted basis, excluding net restructuring charges of CHF 61 million in the third quarter and CHF 24 million in the second quarter, as well as a credit of CHF 15 million related to changes to a retiree benefit plan in the US in the third quarter, personnel expenses decreased by CHF 29 million, mainly due to a release of accruals for untaken vacation in the third quarter compared with an expense in the prior quarter.

General and administrative expenses increased by CHF 236 million to CHF 1,084 million. On an adjusted basis, excluding net restructuring charges of CHF 70 million in the third quarter and CHF 43 million in the second quarter, general and administrative expenses increased by CHF 209 million to CHF 1,014 million. This increase was predominantly as the prior quarter included a net release of CHF 141 million for provisions for litigation, regulatory and similar matters. Furthermore, costs for outsourcing activities and professional fees increased.

Depreciation and impairment of property and equipment increased to CHF 191 million from CHF 185 million, mainly reflecting higher depreciation charges related to capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,004 million for shared services, an increase of CHF 39 million from the prior quarter, mainly reflecting CHF 65 million higher restructuring charges.

Operating expenses after service allocations

Total operating expenses remaining in Corporate Center – Core Functions, after allocations to the business divisions and Non-core and Legacy Portfolio, increased to CHF 194 million from negative CHF 2 million, largely as the prior quarter included a net release of CHF 141 million for provisions for litigation, regulatory and similar matters. The third quarter included an increase of CHF 69 million resulting from the difference between actual costs incurred for internal services and the associated guaranteed cost allocations to the business divisions and Non-core and Legacy Portfolio.

47

Corporate Center

Operating expenses remaining in Corporate Center – Core Functions related mainly to Group governance functions and other corporate activities.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) increased by CHF 5 billion to CHF 30 billion as of 30 September 2014, primarily due to CHF 3 billion higher incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, CHF 1 billion higher non-counterparty-related risk RWA, mainly related to deferred tax assets, as well as CHF 1 billion higher market risk RWA, primarily reflecting reduced diversification benefits.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets

Personnel

As of 30 September 2014, Corporate Center – Core Functions employed 23,465 personnel compared with 23,489 at the end of the prior quarter. As of 30 September 2014, 22,549 personnel were allocated to the business divisions and Non-core and Legacy Portfolio, based on services consumed. Personnel remaining in Corporate Center – Core Functions after allocations increased to 916 from 881 and related to Group governance functions and other corporate activities.

Results: 9M14 vs 9M13

Corporate Center – Core Functions recorded a loss before tax of CHF 341 million in the first nine months of 2014 compared with a loss before tax of CHF 1,290 million in the same period last year.

Total operating income was CHF 78 million compared with negative CHF 643 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 166 million, compared with negative CHF 559 million, and included a gain of CHF 119 million on the aforementioned cross-

currency basis swaps compared with a loss of CHF 117 million. The first nine months of 2014 also included a gain of CHF 48 million related to our macro cash flow hedges compared with a loss of CHF 143 million. Furthermore, the first nine months of 2013 included a net loss of CHF 119 million related to the buyback of debt in a public tender offer. These improvements were partly offset by an increase in central funding costs to CHF 545 million compared with CHF 383 million in 2013, as business divisions reduced their funding consumption.

Own credit on financial liabilities designated at fair value was a gain of CHF 221 million compared with a loss of CHF 189 million.

Operating income excluding own credit and treasury income decreased to CHF 23 million from CHF 105 million, mainly as gains from sales of real estate decreased to CHF 24 million from CHF 227 million. This was partly offset by a credit related to the release of a provision for litigation, regulatory and similar matters, which was recorded as other income, compared with a provision increase in the first nine months of 2013.

On a gross basis before service allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses decreased by CHF 547 million to CHF 6,340 million. Restructuring charges were CHF 304 million compared with CHF 530 million, mainly reflecting reduced real estate-related restructuring charges, partly offset by higher personnel-related restructuring charges. The first nine months of 2014 also included a credit of CHF 15 million related to changes to a retiree benefit plan in the US. Excluding this credit and restructuring charges, adjusted operating expenses before service allocations were CHF 6,051 million compared with CHF 6,357 million. This decrease of CHF 306 million was mainly due to a net release of CHF 142 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 187 million in the first nine months of 2013. The first nine months of 2014 also included the effect of further headcount reductions related to our ongoing cost reduction programs, and lower expenses for variable compensation. These decreases were partly offset by higher professional fees and costs for out-sourcing activities.

48

UBS business divisions and Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 603 million in the third quarter of 2014 compared with a loss of CHF 412 million in the prior quarter. The third quarter included a net loss of CHF 252 million as a result of the implementation of funding valuation adjustments on derivatives. Risk-weighted assets decreased by CHF 10 billion to CHF 42 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Non-core	(233)	(151)	(120)	54	94	(367)	54
Legacy Portfolio	(92)	(15)	21	513		(94)	430
of which: SNB StabFund option	0	0	74		(100)	0	440
Income	(325)	(166)	(99)	96	228	(461)	485
Credit loss (expense)/recovery[2]	2	(2)	(1)			0	(7)
Total operating income	(322)	(167)	(100)	93	222	(460)	477
Personnel expenses	87	88	109	(1)	(20)	279	403
General and administrative expenses	176	130	458	35	(62)	433	1,849
Services (to)/from other business divisions	11	20	17	(45)	(35)	46	43
Depreciation and impairment of property and equipment	8	7	9	14	(11)	21	47
Amortization and impairment of intangible assets	(1)	0	1			0	2
Total operating expenses[3]	280	245	593	14	(53)	779	2,343
Operating profit/(loss) before tax	(603)	(412)	(693)	46	(13)	(1,239)	(1,866)

Additional information
Average attributed equity (CHF billion)[4]	4.6	5.1	9.7	(10)	(53)	5.2	11.9
Total assets (CHF billion)[5]	174.6	183.9	255.5	(5)	(32)	174.6	255.5
Risk-weighted assets (fully applied, CHF billion)[6]	42.1	51.9	68.6	(19)	(39)	42.1	68.6
Risk-weighted assets (phase-in, CHF billion)[6]	42.1	51.9	68.6	(19)	(39)	42.1	68.6
Leverage ratio denominator (phase-in, CHF billion)[7]	105.5	120.8		(13)		105.5
Personnel (full-time equivalents)	1,491	1,498	1,608	0	(7)	1,491	1,608
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Operating income by business unit

Non-core

Income was negative CHF 233 million in the third quarter compared with negative CHF 151 million in the prior quarter, and included a net loss of CHF 188 million related to funding and debit valuation adjustments (FVA/DVA) on derivatives, of which CHF 175 million was the net loss from the implementation of FVA. The prior quarter included a negative DVA of CHF 44 million. The prior quarter also included a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio, partly offset by a valuation gain of CHF 41 million on certain equity positions. Losses in rates reduced by CHF 26 million, mainly due to lower losses from novation and unwind activity.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section as well as “Note 1 Basis of accounting” and “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments

49

Corporate Center

Legacy Portfolio

Income was negative CHF 92 million compared with negative CHF 15 million in the prior quarter, and included a net loss of CHF 77 million from the implementation of FVA on derivatives.

è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section as well as “Note 1 Basis of accounting” and “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments

Operating expenses

Total operating expenses increased to CHF 280 million from CHF 245 million.

Personnel expenses decreased slightly to CHF 87 million, mainly due to a credit of CHF 3 million related to changes to a retiree benefit plan in the US.

General and administrative expenses increased by CHF 46 million to CHF 176 million, mainly due to charges of CHF 89 million for provisions for litigation, regulatory and similar matters compared with a net release of CHF 27 million in the prior quarter. The prior quarter also included an impairment charge of CHF 78 million related to certain disputed receivables.

Risk-weighted assets

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio decreased by CHF 10 billion to CHF 42 billion.

Non-core RWA decreased by CHF 6 billion to CHF 18 billion primarily due to lower incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA as well as lower credit risk RWA related to the aforementioned exit of the majority of the correlation trading portfolio.

Legacy Portfolio RWA decreased by CHF 4 billion to CHF 24 billion, largely due to lower incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA as well as lower credit risk RWA due to the sale of certain collateralized loan obligation (CLO) bond positions and of certain hedging assets related to reference-linked notes.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Balance sheet assets

Balance sheet assets decreased to CHF 175 billion as of 30 September 2014 from CHF 184 billion as of 30 June 2014. During the third quarter, we continued to novate and derecognize trades related to the exit of the majority of the correlation trading portfolio, reducing PRV by approximately CHF 8 billion in Non-core credit. Within our Non-core rates portfolio, PRV increased due to fair value changes following interest rate and currency movements, partly offset by PRV reductions resulting from negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties. Funded assets decreased by CHF 3 billion to CHF 14 billion, primarily due to the full repayment of the loan to the BlackRock fund within the Legacy Portfolio.

Leverage ratio denominator

The leverage ratio denominator decreased to CHF 106 billion as of 30 September 2014 from CHF 121 billion as of 30 June 2014, mainly due to a reduction in average balance sheet assets.

è	Refer to the “Capital management” section of this report for more information on the leverage ratio denominator

Personnel

As of 30 September 2014, a total of 1,491 personnel were employed within Non-core and Legacy Portfolio compared with 1,498 as of 30 June 2014. Front office personnel decreased to 150 from 160 and personnel allocated from Corporate Center shared services units increased to 1,341 from 1,339.

Results: 9M14 vs 9M13

Non-core and Legacy Portfolio recorded a loss before tax of CHF 1,239 million in the first nine months of 2014 compared with a loss of CHF 1,866 million in the prior-year period.

Total operating income was negative CHF 460 million compared with positive CHF 477 million.

Non-core income was negative CHF 367 million compared with positive CHF 54 million. The first nine months of 2014 included a net loss of CHF 175 million due to the aforementioned implementation of FVA and a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. The prior-year period benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy.

Legacy Portfolio income decreased to negative CHF 94 million from positive CHF 430 million, mainly as the prior-year period included a gain of CHF 428 million from the revaluation of our option to acquire the SNB StabFund’s equity. In addition, the first nine months of 2014 included a net loss of CHF 77 million due to the aforementioned implementation of FVA.

Total operating expenses decreased by CHF 1,564 million to CHF 779 million, largely due to a CHF 1,198 million decrease in charges for provisions for litigation, regulatory and similar matters, CHF 194 million lower restructuring charges, as well as lower costs following reduced headcount and decreased services consumption.

50

Risk and treasury management Management report

Risk and treasury management

53	Risk and treasury management key developments	77	Capital management
		78	Swiss SRB Basel III capital framework
		78	Regulatory framework
54	Risk management and control	78	Capital requirements
54	Overview of risks arising from our business activities	80	Swiss SRB Basel III capital information
55	Credit risk – internal risk view	80	Capital ratios
55	Banking products	80	Post-stress CET1 capital ratio
55	Traded products	80	Eligible capital
60	Market risk	80	Common equity tier 1 and tier 1 capital
61	Interest rate risk in the banking book	81	Tier 2 capital
65	Country risk	83	Additional capital information
65	Exposures to selected eurozone countries	84	Differences between Swiss SRB and BIS Basel III capital
67	Operational risk	84	Risk-weighted assets
68	Corporate Center – Non-core and Legacy Portfolio	84	Credit risk
69	Non-core	84	Non-counterparty-related risk
70	Legacy Portfolio	85	Market risk
		85	Operational risk
71	Balance sheet	85	Sensitivity to currency movements
71	Assets	89	Swiss SRB leverage ratio
72	Liabilities	89	Swiss SRB leverage ratio requirements
73	Equity	89	Developments during the third quarter of 2014
73	Intra-quarter balances	93	Equity attribution and return on attributed equity

74	Liquidity and funding management	95	UBS shares
74	Strategy and objectives
74	Liquidity
74	Funding

52

Risk and treasury management	Risk and treasury management
Risk and treasury management key developments

Risk and treasury management

key developments

Risk management and control

We further managed down credit risks within our Non-core and Legacy portfolio, including making significant progress in novating trades and obtaining full repayment on the loan to the BlackRock Fund. Overall, our reported credit exposures increased due to growth in lending within our wealth management businesses and the appreciation of the US dollar versus the Swiss franc. Net credit loss expenses for the quarter were CHF 32 million. We continue to focus on enhancing our ability to control consequential risks in a fully integrated manner.

Balance sheet

As of 30 September 2014, our balance sheet assets stood at CHF 1,049 billion, an increase of CHF 67 billion from 30 June 2014, primarily reflecting higher positive replacement values in the Investment Bank, mainly due to increased notional volumes combined with fair value movements resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 23 billion to CHF 772 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets decreased by approximately CHF 3 billion.

Liquidity and funding management

Our liquidity position remained strong during the third quarter of 2014. We further enhanced our funding profile through the issuance of several senior unsecured bonds in an amount equivalent to CHF 8.8 billion.

Capital management

Our fully applied common equity tier 1 (CET1) capital ratio increased 0.2 percentage points to 13.7% and our fully applied CET1 capital decreased by CHF 0.5 billion to CHF 30.0 billion as of 30 September 2014. On a phase-in basis, our CET1 capital ratio increased 0.9 percentage points to 19.1% and our CET1 capital increased by CHF 0.6 billion to CHF 42.5 billion. Risk-weighted assets decreased by CHF 7.4 billion to CHF 219.3 billion on a fully applied basis and by CHF 7.3 billion to CHF 222.6 billion on a phase-in basis. Our Swiss systemically relevant banks (SRB) leverage ratio was stable at 4.2% on a fully applied basis and increased 0.1 percentage points to 5.4% on a phase-in basis.

53

Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The table below presents the key drivers of tangible attributed equity by business division and Corporate Center, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC), as well as the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center presented in our Annual Report 2013, this table provides an overview of how the activities in our business divisions and Corporate Center are reflected in our risk measures, along with their respective performance.

The table is followed by sections providing an update for the third quarter of 2014 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk and operational risk.

The “Capital management” section of this report provides an update on the development of RWA, LRD and attributed equity during the quarter. RBC was broadly stable at CHF 31 billion for the Group as of 30 September 2014.

è	Refer to the “Capital management” section of this report and our Annual Report 2013 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on RBC

Risk measures and performance

	Wealth Management		Wealth Management Americas		Retail & Corporate		Global Asset Management		Investment Bank		CC – Core Functions		CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14
Risk-weighted assets (phase-in)[1]	25.5	22.6	22.1	25.0	36.3	33.0	3.8	3.6	62.2	68.3	30.7	25.6	42.1	51.9
of which: credit risk	12.4	12.2	8.8	8.3	32.5	31.5	3.0	2.4	36.2	37.4	6.2	6.9	19.0	21.8
of which: market risk	0.0	0.0	1.0	1.0	0.0	0.0	0.0	0.0	10.3	9.2	(2.5)[2]	(3.9)[2]	4.7	6.9
of which: operational risk	12.9	10.2	12.3	15.7	3.7	1.4	0.9	1.1	15.7	21.5	12.5	9.6	18.4	23.1
Leverage ratio denominator (phase-in)[3]	134.5	129.0	58.6	56.5	166.2	164.8	14.6	14.2	279.5	278.2	232.9	223.2	105.5	120.8
Risk-based capital[4]	1.5	1.8	1.3	1.4	4.1	3.6	0.6	0.7	6.6	6.8	12.7	12.9	4.3	4.4
Average tangible attributed equity	2.7	2.6	2.1	2.0	4.1	4.1	0.5	0.4	7.3	7.2	12.1	11.9	4.6	5.1
Total assets	126.1	118.7	52.5	47.4	144.1	142.7	14.9	14.2	282.3	244.8	254.9	231.0	174.6	183.9
Operating profit/(loss) before tax (adjusted)[5]	0.8	0.4	0.2	0.2	0.4	0.4	0.2	0.1	(1.2)	0.6	(0.2)	0.0	(0.6)	(0.4)

1   Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2   Negative market risk numbers are due to the diversification effect allocated to CC – Core Functions.    3  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital.    5   Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

54

Risk and treasury management

Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased by CHF 31 billion to CHF 500 billion over the quarter, mainly caused by increases in balances with central banks. The exposure related to loans increased from CHF 299 billion to CHF 309 billion, partly due to the strengthening of the US dollar versus the Swiss franc. The majority of these loan exposures is within our Retail & Corporate and wealth management businesses and is secured by residential and commercial properties or by securities. Net credit loss expenses for the quarter were CHF 32 million, largely due to new and increased impairments in Retail & Corporate.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on credit risk, impairment and default

In Wealth Management Americas, impairments related to securities-backed loan facilities collateralized by Puerto Rico municipal securities and related funds were unchanged at USD 24 million. Our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds as of 30 September 2014 was USD 494 million, reduced from USD 660 million at the end of the prior quarter, primarily due to share buybacks by some of the closed-end funds. The associated collateral had a market value of USD 1.5 billion as of 30 September 2014. Secondary trading inventory in closed-end funds and Puerto Rico debt securities was USD 23 million as of 30 September 2014.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

The overall size and composition of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management, and the distribution of exposures across loan-to-value (LTV) buckets, was consistent with the position as of 30 June 2014. Average LTV for newly originated loans was 59% compared with the average LTV for the portfolio as a whole of 54%, unchanged compared with the prior quarter. In the Swiss residential mortgage loan book, over 99.8% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered if collateral values decreased by 30%, both of which were unchanged compared with the prior quarter.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well-diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, predominantly the European Union (EU). We continue to closely monitor developments in these economies.

Retail & Corporate recorded net credit loss expenses of CHF 33 million compared with CHF 8 million in the prior quarter, reflecting a small number of new workout cases, primarily in the corporate clients business, which were individually reviewed, downgraded and impaired. We believe the impairments, which were spread across industries, do not represent a fundamental deterioration of the overall credit quality of our loan portfolio.

Banking products exposure in the Investment Bank was broadly unchanged and continues to be predominantly investment grade, but includes loans which are underwritten for distribution which are characterized by concentrated exposure to lower-rated credits, albeit of a temporary nature. Distribution of loans through syndication and securitization continued to be sound.

In Corporate Center – Core Functions, the increase in net banking products exposure mainly results from various short-term and long-term debt issuances combined with a re-balancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury, a majority of which are short-term. This activity resulted in an increase in Balances with central banks of CHF 31 billion, partially offset by a reduction in Due from banks of CHF 9 billion.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements, but before deduction of specific credit valuation adjustments and credit hedges, increased from CHF 44 billion to CHF 49 billion, mainly due to increases in over-the-counter (OTC) derivatives with investment grade managed fund counterparties, a key driver of which was the strengthening of the US dollar versus the Swiss franc. OTC derivatives account for CHF 27 billion of the traded products exposure, CHF 20 billion of which is in Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in the Non-core and Legacy Portfolio is provided. A further CHF 14 billion of traded products exposure relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Core Functions, down CHF 1 billion compared with the prior quarter.

55

Risk management and control

Banking products exposure by business division

	30.9.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	355	0	0	0	111	107,124	0	0	107,590
Due from banks	1,369	1,750	1,989	490	10,224	3,171	121	150	19,264
Loans[1]	111,665	41,387	137,963	202	14,494	3,178	215	167	309,271
Guarantees	1,960	652	9,055	0	6,267	13	250		18,196
Loan commitments	2,012	270	7,199	53	32,074	1	4,014	9	45,630
Banking products[2]	117,361	44,059	156,205	745	63,170	113,486	4,599	326	499,951
Banking products, net[3]	117,296	44,031	155,658	745	54,217	113,486	3,025	321	488,778

	30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	393	0	1	0	151	75,944	0	0	76,490
Due from banks	1,382	1,686	2,834	462	10,100	12,565	126	140	29,296
Loans[1]	105,334	36,953	137,341	171	14,057	2,880	243	2,220	299,198
Guarantees	2,011	618	8,905	0	5,645	10	285		17,474
Loan commitments	2,143	225	7,195	49	31,291	0	5,127	72	46,103
Banking products[2]	111,264	39,482	156,276	681	61,244	91,399	5,782	2,431	468,560
Banking products, net[3]	111,198	39,457	155,763	681	52,551	91,399	3,557	2,426	457,033

1  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.    2  Excludes loans designated at fair value.    3  Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross

	30.9.14		30.6.14
	CHF million	%	CHF million	%
Secured by residential property	35,555	31.8	34,562	32.8
Secured by commercial/industrial property	2,190	2.0	2,166	2.1
Secured by cash	13,249	11.9	12,804	12.2
Secured by securities	49,606	44.4	45,895	43.6
Secured by guarantees and other collateral	10,607	9.5	9,434	9.0
Unsecured loans	459	0.4	473	0.4
Total loans, gross	111,665	100.0	105,334	100.0
Total loans, net of allowances and credit hedges	111,600		105,269

Wealth Management Americas: loan portfolio, gross

	30.9.14		30.6.14
	CHF million	%	CHF million	%
Secured by residential property	6,981	16.9	6,152	16.6
Secured by commercial/industrial property
Secured by cash	853	2.1	779	2.1
Secured by securities	31,715	76.6	28,323	76.6
Secured by guarantees and other collateral	1,617	3.9	1,498	4.1
Unsecured loans[1]	219	0.5	201	0.5
Total loans, gross	41,387	100.0	36,953	100.0
Total loans, net of allowances and credit hedges	41,359		36,927

1  Includes credit card exposure.

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Retail & Corporate: loan portfolio, gross

	30.9.14		30.6.14
	CHF million	%	CHF million	%
Secured by residential property	100,091	72.5	99,930	72.8
Secured by commercial/industrial property	20,151	14.6	20,139	14.7
Secured by cash	297	0.2	243	0.2
Secured by securities	782	0.6	796	0.6
Secured by guarantees and other collateral	6,963	5.0	6,592	4.8
Unsecured loans	9,679	7.0	9,641	7.0
Total loans, gross	137,963	100.0	137,341	100.0
Total loans, net of allowances and credit hedges	137,449		136,854
Investment Bank: banking products[1]
CHF million			30.9.14	30.6.14
Total exposure, before deduction of allowances, provisions and hedges			54,127	52,300
Less: allowances, provisions			(44)	(42)
Less: credit protection bought (credit default swaps, notional)[2]			(8,889)	(8,632)
Net exposure after allowances, provisions and hedges			45,194	43,626

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2  The effect of portfolio hedges, such as index credit default swaps (CDS), and loss protection from the subordinated tranches of structured credit protection have not been reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	30.9.14						30.6.14
		LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	26,223	7,572	10,705	3,078	4,867	47	24,928	46
Sub-investment grade	18,971	11,752	6,036	786	398	23	18,698	25
of which: 6-9	12,339	8,104	3,550	449	236	22	11,163	23
of which: 10-12	6,494	3,570	2,441	337	147	24	7,437	29
of which: 13 and defaulted	138	78	45		15	29	97	22
Net banking products exposure, after application of credit hedges	45,194	19,324	16,741	3,864	5,265	37	43,626	37

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2013.

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Allowances and provisions for credit losses1

	IFRS exposure, gross[2]		Impaired exposure		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14

Group
Balances with central banks	107,590	76,490
Due from banks	17,153	27,826	12	11			13	12	0.1	0.0
Loans	310,973	301,252	1,159	1,091	221	234	638	612	0.4	0.4
Guarantees	18,159	17,684	87	78	2	2	69	61	0.5	0.4
Loan commitments	52,451	52,064	6	11	0				0.0	0.0
Total	506,326	475,315	1,263	1,191	223	236	720	685	0.2	0.3

Wealth Management
Balances with central banks	355	393
Due from banks	1,369	1,382
Loans	111,665	105,334	69	72	4	4	65	65	0.1	0.1
Guarantees	1,960	2,011					1
Loan commitments	2,012	2,143
Total	117,361	111,264	69	72	4	4	65	65	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	1,750	1,686
Loans	41,387	36,953	31	27	2	2	28	26	0.1	0.1
Guarantees	652	618
Loan commitments	270	225
Total	44,059	39,482	31	27	2	2	28	26	0.1	0.1

Retail & Corporate
Balances with central banks	0	1
Due from banks	1,989	2,834	12	11			13	12	0.6	0.4
Loans	137,963	137,341	940	873	161	181	514	487	0.7	0.6
Guarantees	9,055	8,905	40	31	2	2	21	14	0.4	0.4
Loan commitments	7,199	7,195	6	7	0				0.1	0.1
Total	156,205	156,276	997	923	163	184	547	513	0.6	0.6

Global Asset Management
Balances with central banks	0	0
Due from banks	490	462
Loans	202	171
Guarantees	0	0
Loan commitments	53	49
Total	745	681	0	0	0	0	0	0	0.0	0.0

1  Excludes CHF 4 million allowances for securities financing (30 June 2014: CHF 3 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 7 million (30 June 2014: CHF 7 million) in collective loan loss allowances for credit losses.

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Risk and treasury management

Allowances and provisions for credit losses1 (continued)

	IFRS exposure, gross[2]		Impaired exposure		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14

Investment Bank
Balances with central banks	111	151
Due from banks	8,029	8,532
Loans	11,681	11,184	40	36			17	15	0.3	0.3
Guarantees	6,164	5,740	47	46			47	46	0.8	0.8
Loan commitments	38,369	36,956		2						0.0
Total	64,354	62,563	87	85	0	0	64	61	0.1	0.1

Corporate Center – Core Functions
Balances with central banks	107,124	75,944
Due from banks	3,171	12,565
Loans	3,178	2,880					0	0
Guarantees	13	10
Loan commitments	1	0
Total	113,486	91,399	0	0	0	0	0	0	0.0	0.0

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	107,590	76,490
Due from banks	16,798	27,462	12	11			13	12	0.1	0.0
Loans	306,075	293,863	1,080	1,009	168	187	623	592	0.4	0.3
Guarantees	17,844	17,283	87	78	2	2	69	61	0.5	0.4
Loan commitments	47,902	46,568	6	9					0.0	0.0
Total	496,210	461,666	1,184	1,107	170	190	705	665	0.2	0.2

CC – Non-core
Balances with central banks	0	0
Due from banks	92	92
Loans	810	754	11	22			7	12	1.3	2.9
Guarantees	208	293		0						0.0
Loan commitments	4,500	5,457		2						0.0
Total	5,610	6,597	11	24	0	0	7	12	0.2	0.4

CC – Legacy Portfolio
Balances with central banks	0	0
Due from banks	263	272
Loans	4,088	6,634	68	61	53	47	8	8	1.7	0.9
Guarantees	107	107
Loan commitments	48	38
Total	4,506	7,052	68	61	53	47	8	8	1.5	0.9

1  Excludes CHF 4 million allowances for securities financing (30 June 2014: CHF 3 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 7 million (30 June 2014: CHF 7 million) in collective loan loss allowances for credit losses.

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Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	30.9.14	30.6.14
Total exposure, before deduction of credit valuation allowances, provisions and hedges	20,359	15,641
Less: credit valuation adjustments and provisions	(637)	(570)
Less: credit protection bought (credit default swaps, notional)	(960)	(816)
Net exposure after credit valuation adjustments, provisions and hedges	18,762	14,255

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank and CC – Non-core and Legacy Portfolio: distribution of net OTC derivatives exposure,

across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	30.9.14						30.6.14
	Exposure	LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]		0–25%	26–50%	51–75%	76–100%
Investment grade	17,826	6,298	10,755	493	281	29	13,188	32
Sub-investment grade	936	246	464	135	92	41	1,067	51
of which: 6–9	465	211	185	20	48	33	671	51
of which: 10–12	77	30	40	0	6	32	229	37
of which: 13 and defaulted	394	4	238	115	37	52	166	70
Net OTC derivatives exposure, after application of credit hedges	18,762	6,543	11,219	628	372	29	14,255	33

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2013.

Market risk

The tables on the next page show minimum, maximum, average and period-end value-at-risk (VaR) by business division and Corporate Center and general market risk type. Market risk, measured as 1-day, 95% confidence level management VaR was, on an average basis, unchanged compared to the prior quarter, although it increased towards the period-end due to changes in the risk profile of the equities business within the Investment Bank and increased foreign exchange exposure on market making and client facilitation trades. There were no material changes to our VaR model in the third quarter of 2014 and there were no group backtesting exceptions in the third quarter or in the 12 months preceding the end of the quarter.

Also shown on the next pages are the statistics for regulatory VaR, stressed VaR and incremental risk charge (IRC) for the Group and by business division and Corporate Center, and the Group’s comprehensive risk measure (CRM) used to calculate market risk Basel III RWA.

Similar to management VaR, regulatory VaR and stressed VaR also increased during the quarter.

We have a long established framework to identify and quantify risk factors that are not fully captured by our VaR model. We refer to these risk factors as risks-not-in-VaR (RniV). Since late 2012, this framework has been used to underpin RniV with regulatory capital, using a methodology approved by FINMA, subject to an annual recalibration, and calculated as a multiple of regulatory VaR and stressed VaR. In the third quarter, following a new calibration approved by FINMA, RniV VaR capital was set at 117% of VaR, and RniV stressed VaR capital was set at 97% of stressed VaR capital, compared with prior ratios of 58% and 32% respectively. The increase in the ratios is primarily due to the reduction in our overall levels of VaR and stressed VaR in 2013, which formed the basis of the most recent annual recalibration. The changes to the ratios are being phased in over 60 working days from 1 September 2014. Material RniV items are monitored and controlled by means and measures other than VaR, such as position limits and stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks.

The increase in period-end total IRC for the Group was primarily due to a reduction in credit default swap protection in Corporate Center – Non-core and Legacy Portfolio, which reduced the diversification benefit in the calculation. This, along with higher single-name risk in the Investment Bank and Corporate Center – Core Functions during the quarter, also affected the average IRC charge for the period.

The resulting RWA for each model, and for risks-not-in-VaR, are shown in the table “Basel III risk-weighted assets by risk type, exposure and reporting segment” in the “Capital management” section of this report.

è

Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

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Risk and treasury management

Interest rate risk in the banking book

The interest rate sensitivity to a +1-basis-point parallel shift in yield curves increased to CHF 1.6 million as of 30 September 2014, from CHF 1.0 million as of 30 June 2014. This was primarily due to an increase in Wealth Management America’s interest rate sensitivity mainly resulting from a higher modeled deposit duration stemming from the flattening in the USD yield curve. Due to the low level of interest rates, downward moves by

100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in non-linear behavior of the sensitivity, in particular in US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2013 for more information

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				5	8	7	2	1
		Max.			24	11	10	7	2
			Average		9	9	9	4	2
				30.9.14	21	10	9	6	2
Total management VaR, Group	10	23	13	22	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	22	11	20	9	6	5	4	2
Corporate Center – Core Functions	4	7	5	5	0	5	0	1	0
Diversification effect[2], [3]			(5)	(5)	0	(4)	(1)	0	0
Group, excluding CC – Non-core and Legacy Portfolio	8	23	12	20	9	8	6	4	2
CC – Non-core and Legacy Portfolio	7	9	8	8	1	6	5	1	0
	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	8	2	2
		Max.			13	10	11	7	3
			Average		8	8	9	4	2
				30.6.14	7	8	8	3	2
Total management VaR, Group	10	17	13	11	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	1	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	16	11	9	8	6	5	3	2
Corporate Center – Core Functions	3	5	4	4	0	3	0	1	0
Diversification effect[2], [3]			(4)	(4)	0	(4)	(2)	0	0
Group, excluding CC – Non-core and Legacy Portfolio	9	17	12	10	8	7	6	4	2
CC – Non-core and Legacy Portfolio	7	10	9	7	2	6	7	1	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				23	19	38	10	7
		Max.			49	34	69	59	22
			Average		31	27	49	28	11
				30.9.14	49	31	46	36	22
Total regulatory VaR, Group	34	87	50	87	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	5	0	5	6	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	30	79	46	74	31	25	35	26	11
Corporate Center – Core Functions	14	23	18	18	0	18	2	3	0
Diversification effect[2], [3]			(19)	(19)	0	(17)	(5)	(2)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	83	49	78	31	31	37	27	11
CC – Non-core and Legacy Portfolio	21	38	25	31	2	18	17	7	0
	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				25	19	37	9	9
		Max.			50	42	55	45	14
			Average		33	27	43	25	11
				30.6.14	32	22	42	20	12
Total regulatory VaR, Group	37	73	48	43	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	7	5	4	0	5	8	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	74	42	39	33	24	30	22	11
Corporate Center – Core Functions	9	16	12	15	0	12	2	4	0
Diversification effect[2], [3]			(15)	(17)	0	(16)	(7)	(3)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	77	44	41	33	24	33	23	11
CC – Non-core and Legacy Portfolio	19	40	30	23	4	17	30	8	0
1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 30.9.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				56	25	100	19	12
		Max.			106	98	233	105	61
			Average		71	56	158	56	26
				30.9.14	72	59	145	68	61
Total stressed VaR, Group	63	234	92	216	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	12	19	14	14	0	9	20	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	59	179	84	143	70	40	107	54	26
Corporate Center – Core Functions	35	54	48	53	0	46	5	5	0
Diversification effect[2], [3]			(59)	(49)	0	(49)	(9)	(4)	0
Group, excluding CC – Non-core and Legacy Portfolio	60	198	87	161	70	46	123	55	26
CC – Non-core and Legacy Portfolio	27	110	51	75	9	38	47	12	0
	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				54	47	79	12	17
		Max.			131	156	137	281	39
			Average		71	92	107	70	28
				30.6.14	73	96	126	60	22
Total stressed VaR, Group	69	240	95	85	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	12	21	15	13	0	7	26	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	55	252	86	82	69	56	85	64	28
Corporate Center – Core Functions	31	53	41	44	0	39	6	6	0
Diversification effect[2], [3]			(54)	(52)	0	(39)	(16)	(4)	0
Group, excluding CC – Non-core and Legacy Portfolio	55	248	88	87	69	63	101	66	28
CC – Non-core and Legacy Portfolio	60	115	71	89	18	64	59	15	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

63

Risk management and control

Incremental risk charge by business division and Corporate Center

	For the quarter ended 30.9.14				For the quarter ended 30.6.14
CHF million	Min.	Max.	Average	30.9.14	Min.	Max.	Average	30.6.14
Wealth Management
Wealth Management Americas	13	25	17	23	14	27	19	17
Retail & Corporate
Global Asset Management
Investment Bank	140	300	210	199	145	242	178	217
Corporate Center – Core Functions	132	165	144	155	102	131	119	131
Diversification effect[1,2]			(106)	(117)			(82)	(97)
Group, excluding CC – Non-core and Legacy Portfolio	198	345	265	260	200	298	234	268
CC – Non-core and Legacy Portfolio	52	92	68	67	34	66	49	50
Diversification effect[2,3]			(133)	(115)			(135)	(153)
Total incremental risk charge, Group	142	264	200	212	93	186	148	165

1  Difference between the sum of the standalone IRC for the business divisions and the “Corporate Center – Core Functions” and the IRC for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    3  Difference between the sum of the two standalone IRC for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the IRC for the Group as a whole.

Comprehensive risk measure

	For the quarter ended 30.9.14				For the quarter ended 30.6.14
CHF million	Min.	Max.	Average	30.9.14	Min.	Max.	Average	30.6.14
Total comprehensive risk measure, Group	14	34	20	14	35	303	144	35

64

Risk and treasury management

Interest rate sensitivity – banking book 1

	30.9.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(11.3)	2.3	(0.2)	(15.2)	(29.7)
EUR	75.5	61.2	(0.8)	(73.1)	(140.5)
GBP	(2.9)	(11.9)	0.2	20.9	42.9
USD	127.3	(14.2)	2.2	222.2	450.3
Other	(12.7)	(13.9)	0.1	11.3	23.4
Total impact on interest rate-sensitive banking book positions	175.8	23.4	1.6	166.2	346.3
of which: Wealth Management Americas	171.2	38.8	1.5	151.5	306.8
of which: Investment Bank	20.7	12.7	(0.2)	(13.6)	(27.4)
of which: Corporate Center – Core Functions	(18.8)	(31.0)	0.4	44.4	99.3
of which: CC – Non-core and Legacy Portfolio	6.9	5.5	(0.2)	(16.1)	(32.6)

	30.6.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(34.5)	(12.6)	0.1	9.6	18.0
EUR	98.7	75.2	(0.7)	(64.3)	(122.3)
GBP	19.4	6.6	0.0	2.9	7.4
USD	229.4	102.2	1.4	135.9	276.3
Other	(3.1)	(11.1)	0.1	11.9	24.6
Total impact on interest rate-sensitive banking book positions	309.9	160.3	1.0	96.1	204.0
of which: Wealth Management Americas	250.9	128.7	0.9	87.9	180.9
of which: Investment Bank	19.9	12.0	(0.1)	(16.4)	(34.5)
of which: Corporate Center – Core Functions	35.3	15.2	0.4	39.9	88.8
of which: CC – Non-core and Legacy Portfolio	7.4	6.7	(0.2)	(15.2)	(30.9)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Country risk

We continue to monitor the situation in Ukraine and the possibilities for broader economic contagion, including the potential effects of economic sanctions against Russian persons and entities.

Exposures to selected eurozone countries

Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2013 for information on our country risk framework and related exposure measures

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Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.9.14		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	7,220	6,439	1,624	998	607	1,407	1,253	4,189
Sovereign, agencies and central bank	4,232	4,111	71	71		242	122	3,918
Local governments	17	17	6	6		5	5	5
Banks	408	408	105	105		255	255	48
Other[2]	2,563	1,903	1,442	815		904	870	217
Netherlands	6,248	5,537	1,627	945	385	858	830	3,763
Sovereign, agencies and central bank	3,486	3,486	1	1		47	47	3,438
Local governments	2	2						2
Banks	592	592	47	47		424	424	121
Other[2]	2,168	1,458	1,579	897		387	359	202
Italy	2,064	1,374	1,368	772	606	571	476	126
Sovereign, agencies and central bank	110	41	40	40		70	1
Local governments	111	86				111	85	1
Banks	373	373	266	266		39	39	68
Other[2]	1,469	873	1,061	466		351	351	57
Spain	1,728	1,445	602	319	107	194	194	932
Sovereign, agencies and central bank	23	23	21	21				2
Local governments	5	5				3	3	1
Banks	251	251	25	25		157	157	69
Other[2]	1,449	1,166	555	273		34	34	859
Austria	1,162	947	67	67	27	288	73	807
Sovereign, agencies and central bank	786	571	12	12		216	1	558
Local governments
Banks	332	332	28	28		64	64	240
Other[2]	44	44	28	28		8	8	8
Ireland[3]	932	932	130	130	16	659	659	143
Sovereign, agencies and central bank
Local governments
Banks	167	167	86	86		14	14	67
Other[2]	764	764	44	44		645	645	76
Belgium	237	237	64	64	10	97	97	76
Sovereign, agencies and central bank	43	43	5	5		39	39
Local governments
Banks	113	113	26	26		49	49	38
Other[2]	80	80	34	34		8	8	38
Portugal	268	147	193	72	3	15	15	61
Sovereign, agencies and central bank	0	0						0
Local governments
Banks	81	81	72	72		4	4	5
Other[2]	187	66	121	0		11	11	55
Greece	22	22	9	9	6	0	0	14
Sovereign, agencies and central bank	4	4						4
Local governments
Banks	9	9	8	8				1
Other[2]	10	10	1	1		0	0	9
Other[4]	174	174	137	137	9	7	7	30

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 50 million (of which: Malta CHF 24 million, France CHF 11 million, Austria CHF 9 million and Ireland CHF 5 million).    2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4  Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

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Risk and treasury management

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
30.9.14	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	264	(11)	6	0	0	0	(272)	0	58	(66)	1	(11)
Italy	25,300	28	366	(1)	145	0	(22,802)	(214)	5,740	(3,241)	110	(296)
Ireland	2,076	(21)	26	0	0	0	(1,759)	29	1,046	(729)	31	(23)
Portugal	2,567	(48)	154	1	0	0	(2,302)	13	925	(660)	13	(48)
Spain	6,372	(161)	246	(2)	47	0	(6,012)	109	2,700	(2,341)	56	(108)
Total	36,579	(212)	798	(2)	192	(1)	(33,147)	(62)	10,469	(7,037)	212	(486)

Operational risk

Building on the foundations laid in the first half of 2014 following the integration of Compliance and Operational Risk Control, we continued to enhance our ability to control compliance and operational risks and address conduct-related risks in a fully integrated manner. Further progress has been achieved in ensuring consistency in our risk and control assessments, expanding monitoring and oversight capabilities, strengthening the second line of defense and promoting a culture and set of behaviors that avoid unfairly impacting clients or counterparties.

In order to further develop our approach to conduct risk, significant work has been invested in the continued determination and commencement of implementation of a comprehensive conduct risk framework.

Measures to enhance our monitoring and surveillance capabilities and extend the use of analytical techniques have been further developed with a focus on automated surveillance capabilities and management of alerts, communications monitoring, and pattern recognition to help pro-actively detect and respond to unusual patterns of behavior in a timely manner.

The importance of behavioral aspects for protecting the reputation of our firm was additionally emphasized by the enhancements to our whistleblowing processes and focused communications from senior management promoting constructive challenge and vigilance in line with the firm’s principles and behaviors.

Leveraging our existing methodologies and expertise we have also made further progress towards the implementation of a unified operational risk assessment framework, including all compliance-related risks, used by both risk control and the business which utilizes qualitative and quantitative data to create a more holistic picture of the firm’s operational risk profile and provides standardized and consistent results to measure risk across regions and business areas.

The parameters for our advanced measurement approach model, used for the calculation of the operational risk regulatory capital for the third quarter of 2014, remained unchanged. Work is ongoing to determine operational risk regulatory capital requirements to meet the ongoing legal structure changes in UBS locations including the new banking subsidiary in Switzerland.

è

Refer to “Swiss SRB Basel III capital information” in the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter and on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

è	Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on our new banking subsidiary in Switzerland

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Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio

During the third quarter, Non-core and Legacy Portfolio balance sheet assets declined by CHF 9 billion to CHF 175 billion, mainly reflecting CHF 4 billion lower positive replacement values (PRV) in Non-core, and CHF 3 billion lower funded assets in Legacy Portfolio.

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio declined by CHF 10 billion to CHF 42 billion, and the Swiss systemically relevant banks (SRB) leverage ratio denominator decreased by CHF 15 billion to CHF 106 billion.

Non-core

Non-core balance sheet assets decreased by CHF 6 billion to CHF 155 billion during the third quarter, mainly due to CHF 4 billion lower PRV from our over-the-counter (OTC) rates and credit derivative exposures that make up the majority of our remaining Non-core portfolios. During the second quarter, we executed a series of risk transfers to exit the majority of the correlation trading portfolio, which involved entering into a large number of back-to-back trades to transfer market risk. During the third quarter, we continued to derecognize these trades from our balance sheet via novations to third parties, thereby transferring credit risk, and reducing PRV by approximately CHF 8 billion. These novations are now largely completed, and we will continue to transfer the rest of the credit risk and further reduce PRV on these trades through the remainder of 2014. Within our rates portfolio, PRV increased due to fair value changes following interest rate and currency movements, partially offset by PRV reductions due to negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations), and agreements to net down trades with other dealer counterparties (trade compressions). Rates reduction activity continues to be prioritized by comparing exit costs to RWA and capital consumption along with trade complexity in order to maximize shareholder value. Funded assets increased slightly to CHF 4 billion compared with the second quarter. Remaining funded assets largely consist of corporate loans, bonds held to hedge OTC derivative positions and collateral held for structured note issuances. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 2 billion, or 1%, of total Non-core balance sheet assets as of 30 September 2014.

    Non-core RWA totaled CHF 18 billion as of 30 September 2014, a decrease of CHF 6 billion compared with 30 June 2014. The Swiss SRB leverage ratio denominator decreased by CHF 12 billion to CHF 87 billion compared with 30 June 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Non-core

Legacy Portfolio

Legacy Portfolio balance sheet assets decreased by CHF 3 billion to CHF 19 billion during the third quarter. This was largely due to the full repayment of the loan to the BlackRock fund, sales within the auction rate securities portfolio, as well as a number of smaller position reductions. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 17% of total Legacy Portfolio balance sheet assets as of 30 September 2014.

Legacy Portfolio RWA totaled CHF 24 billion as of 30 September 2014, a decrease of CHF 4 billion compared with 30 June 2014. The Swiss SRB leverage ratio denominator decreased by CHF 3 billion to CHF 19 billion compared with 30 June 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages, including position and RWA information for the third quarter of 2014 and the prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions are affected by market factors outside the control of UBS, for example, by interest rate movements.

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Composition of Non-core

CHF billion

Exposure category		Description	Changes in 3Q14	RWA [1]		Funded assets[2]		PRV [3]
				30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis, and cross-currency swaps for all major currencies and some emerging markets. 95% of gross PRV is collateralized.	Increase in PRV, mainly as a result of currency and interest rate movements, partially offset by trade unwinds, trade compressions and transfers to central clearing houses.	7.8	7.8	0.8	0.8	93.4	87.5
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized.	Reduction in RWA due to decrease in PRV mainly as a result of trade unwinds and transfers to central clearing houses, partly offset by interest rate movements. Increase in funded assets due to increased collateral posted on trades facing clearing houses.	1.4	1.8	0.7	0.5	34.1	36.6
Credit	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, index and single-name credit default swaps, structured entities and bond-repackaged notes with granular risk characteristics.	Decrease in RWA resulting from risk transfers to exit the majority of the correlation trading portfolio. Market risk was transferred through back-to-back trades during the second quarter and was followed by novations to de-recognize the trades and transfer the credit risk. The novations are now largely completed. Reduction in PRV due to novations and, to a lesser extent, to market movements.	1.2	2.9	0.3	0.4	4.8	12.1
	Loans	Corporate lending and syndicated loans.		0.5	0.5	1.0	1.0	0.0	0.0
	Other	Primarily corporate bonds used for hedging OTC derivatives, residual distressed and equity positions.	Decrease in RWA due to the transfer of positions from Non-core to Legacy Portfolio for risk management purposes following the sale of a distressed debt portfolio.	0.1	0.3	0.1	0.1	0.0	0.0
Other		Exposures to CVA and related hedging activity.	Decrease in PRV due to ongoing CVA hedging activity.	1.3	1.3	0.8	0.6	1.8	2.2
Operational risk		Operational risk RWA allocated to Non-core.	Decrease in RWA due to a reduction in incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.[4]	5.7	8.8	–	–	–	–
Total				18.1	23.5	3.7	3.4	134.2	138.4

1  Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 17.4 billion as of 30.9.14 and CHF 19.4 billion as of 30.6.14).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Refer to the “Capital management” section of this report for more information.

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Corporate Center – Non-core and Legacy Portfolio

Composition of Legacy Portfolio

CHF billion

Exposure category	Description	Changes in 3Q14	RWA [1]		Funded assets [2]		PRV [3]
			30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name credit default swap (CDS) trades referencing these asset classes.	Reduction in funded assets and RWA due to the sale of certain CLO bond positions and positions which are subject to high credit rating-related risk weights.	2.5	3.7	1.9	2.0	0.3	0.3
Reference-linked notes (RLN)	RLN consist of a series of transactions, mainly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets, along with related cash bonds held for hedging purposes.	Reduction in RWA due to the sale of hedging assets which were subject to high credit rating-related risk weights and which were replaced with hedging assets with lower credit rating-related risk weights.	1.7	2.4	1.5	1.5	0.4	0.5
Monolines	Primarily CDS protection purchased from monoline insurers to hedge specific positions. The majority of this exposure is hedged via single-name CDS.	Total fair value of CDS protection (CHF 0.3 billion after cumulative CVA of CHF 0.1 billion) reduced slightly, as markets tightened for CMBS assets.	1.9	2.0	–	–	0.3	0.3
Real estate assets	Primarily CDS on ABS, ABX and CMBX[4] derivatives positions and CMBS cash bonds.	No material movements in the quarter.	1.1	1.1	0.3	0.3	0.3	0.4
Auction rate securities (ARS) and auction preferred stock (APS)	Portfolio of student loan and municipal ARS as well as APS. All APS were rated A and higher as of 30.9.14.	Reduction in funded assets due to sale of student loan ARS positions. The final two student loan ARS positions were exited early in the fourth quarter.	1.4	1.4	3.3	3.7	–	–
Muni swaps and options	Swaps and options with US state and local governments.	Increase in PRV due to interest rate movements.	0.8	1.0	–	–	3.6	3.4
Loan to BlackRock fund	Loan to structured entity managed by BlackRock Financial Management Inc.	The loan to the BlackRock fund was fully repaid in the third quarter.	–	0.2	–	2.1	–	–
Other	Includes a number of smaller positions.	Decrease in RWA and funded assets due to sale of bonds held as hedges following unwind of inflation-linked credit derivative positions and the maturity of an emerging markets asset swap.	1.9	2.3	3.1	3.6	3.4	3.3
Operational risk	Operational risk RWA allocated to Legacy Portfolio.	Decrease in RWA due to a reduction in incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.[5]	12.7	14.3	–	–	–	–
Total			24.0	28.4	10.0	13.1	8.3	8.2

1  Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 1.0 billion as of 30.9.14 and CHF 1.3 billion as of 30.6.14).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Index of CMBS.    5  Refer to the “Capital management” section of this report for more information.

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Balance sheet

As of 30 September 2014, our balance sheet assets stood at CHF 1,049 billion, an increase of CHF 67 billion from 30 June 2014, primarily reflecting higher positive replacement values in the Investment Bank, mainly due to increased notional volumes combined with fair value movements resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 23 billion to CHF 772 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets decreased by approximately CHF 3 billion.

Assets

Product category view

Positive replacement values (PRV) increased by CHF 43 billion, primarily in the Investment Bank, reflecting increased notional volumes and fair value changes on foreign exchange derivatives resulting from currency movements. Cash and balances with central banks increased by CHF 31 billion, mainly resulting from various short-term and long-term debt issuances combined with a re-balancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury within Corporate Center – Core Functions, a majority of which are short-term, from interbank lending to balances with central banks. Other assets increased by CHF 5 billion, primarily due to an increase in cash collateral receivables on derivative instruments and higher deferred tax assets, and financial investments available-for-sale increased by CHF 4 billion mainly reflecting increased government debt holdings. These increases were partly offset by a CHF 13 billion reduction in collateral trading assets, reflecting client-driven reductions in the Investment Bank and reduced collateral requirements in Group Treasury. Trading portfolio assets declined by CHF 2 billion, also due to client-driven reductions in the Investment Bank. Lending assets were broadly unchanged as the above-mentioned re-balancing of our multi-currency portfolio managed centrally by Group Treasury was mostly offset by an increase in loans, primarily in Wealth Management and Wealth Management Americas, largely driven by currency effects.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of this report for more information

Divisional view

Investment Bank total assets increased by CHF 37 billion to CHF 282 billion, primarily within our foreign exchange, rates and credit businesses and mainly due to the abovementioned increases in PRV. Investment Bank funded assets decreased by CHF 9 billion to CHF 173 billion, primarily resulting from reductions in both collateral trading and trading portfolio assets within Investor Client Services, despite the strengthening of the US dollar versus the Swiss franc. Excluding currency effects, Investment Bank funded assets decreased by approximately CHF 18 billion. Corporate

71

Balance sheet

Total assets and funded assets

	30.9.14					30.6.14
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	282	255	175	338	1,049	245	231	184	323	983
Less: positive replacement values	(99)	0	(143)	(6)	(248)	(55)	0	(147)	(3)	(205)
Less: collateral delivered against OTC derivatives[1]	(11)	0	(18)	0	(30)	(8)	0	(21)	0	(29)
Funded assets	173	255	14	331	772	182	231	17	320	749

1  Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Center – Core Functions assets increased by CHF 24 billion to CHF 255 billion, primarily reflecting the abovementioned increase in cash and balances with central banks. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury was broadly unchanged.

Non-core and Legacy Portfolio total assets decreased by CHF 9 billion to CHF 175 billion. During the third quarter, we continued to novate and derecognize trades related to the exit of the majority of the correlation trading portfolio, reducing PRV by approximately CHF 8 billion in Non-core credit. Within our Non-core rates portfolio, PRV increased due to fair value changes following interest rate and currency movements, partly offset by PRV reductions resulting from negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties. Funded assets decreased by CHF 3 billion to CHF 14 billion, primarily due to the full repayment of the loan to the BlackRock fund within the Legacy Portfolio.

Wealth Management and Wealth Management Americas total assets increased by CHF 7 billion and CHF 5 billion to CHF 126 billion and CHF 52 billion, respectively, primarily due to currency effects. Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 144 billion and CHF 15 billion, respectively.

Liabilities

Total liabilities increased by CHF 65 billion to CHF 996 billion. Negative replacement values increased by CHF 41 billion, largely in line with the abovementioned increase in PRV. Customer deposits increased by CHF 13 billion, mainly in Wealth Management and Wealth Management Americas, primarily due to currency effects. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, increased by CHF 11 billion, primarily in Group Treasury and mainly reflecting the issuance of several senior unsecured bonds during

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Risk and treasury management

the third quarter. Short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 7 billion, primarily reflecting increased net issuances of both certificates of deposit and commercial paper. These increases were partly offset by an CHF 8 billion reduction in collateral trading liabilities, largely in line with the abovementioned reductions in collateral trading assets.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 14 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 1,292 million to CHF 50,824 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,046 million, reflecting the net profit attributable to UBS shareholders of CHF 762 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 283 million (net of tax). Third quarter OCI included foreign currency translation gains of CHF 1,195 million and positive OCI related to financial investments available-for-sale of CHF 15 million, partly offset by net losses on defined benefit plans of CHF 889 million and negative cash flow hedge OCI of CHF 38 million.

Share premium increased by CHF 233 million, mainly reflecting an increase of CHF 232 million related to employee share plans.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 3Q14 vs 2Q14” in the “Group performance” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Liquidity and funding management

Liquidity and funding management

Our liquidity position remained strong during the third quarter of 2014. We further enhanced our funding profile through the issuance of several senior unsecured bonds in an amount equivalent to CHF 8.8 billion.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory constraints. In line with our strategy to reduce our balance sheet assets, we intend to generate capacity within our liquidity and funding positions. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement intended to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) intended to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The Bank for International Settlements (BIS) future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018).

Based on the Swiss Liquidity Ordinance and FINMA’s circular “Liquidity risks – banks”, as revised in June and July 2014 respectively, as a Swiss SRB, we will have to comply with an LCR of 100% as of 1 January 2015.

In the interim, our LCR and NSFR ratios are calculated on a pro-forma basis, using current supervisory guidance from FINMA. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 30 September 2014, UBS was in compliance with the existing FINMA liquidity requirements. Additionally, our estimated pro-forma NSFR was 107%, up from 105% as of 30 June 2014, mainly due to an increase in available stable funding. The September LCR calculation is based on the latest FINMA guidance reflecting the revisions to the Swiss Liquidity Ordinance and the FINMA circular “Liquidity risks – banks”, which become effective January 2015. Our estimated pro-forma regulatory LCR stood at 128%, an increase from 117% as of 30 June 2014, reflecting an increase in the liquidity asset buffer to CHF 179 billion from CHF 151 billion, mainly due to increased cash and balances at central banks resulting from various issuances of short- and long-term debt along with increases in customers deposits, further enhancing our liquidity asset buffer. We also calculate a management LCR, for which we consider, in addition to the liquidity asset buffer, further high-quality and unencumbered contingent funding sources of CHF 54 billion as of 30 September 2014, which primarily consisted of local liquidity reserves and unutilized funding capacity, resulting in a management LCR of 167% as of 30 September 2014. In aggregate, the sources of available liquidity considered for the management LCR represented 30% of our funded balance sheet assets as of 30 September 2014.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on recent Basel III guidance
è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the liquidity asset buffer

Funding

The percentage contribution of repurchase agreements and securities lending decreased to 3.3% from 4.7% (as shown in the “Funding by product and currency” table). Our overall customer deposits remained at 58.5% of our total funding sources. Our ratio of customer deposits to outstanding loan balances also remained at 129% compared with 30 June 2014.

Our outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 11 billion to CHF 136 billion as of 30 September 2014, increasing to 19.8% from 18.8% of our funding sources. Excluding structured debt, long-term debt – which comprises both senior and

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subordinated debt and is presented within Debt issued on the balance sheet – grew by CHF 10 billion to CHF 65 billion as of 30 September 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the third quarter of 2014, we continued to raise medium- and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In addition, we issued senior unsecured bonds in an amount equivalent to CHF 8.8 billion: two issuances of 5-year bonds (a 2.375% fixed rate and a floating rate tranche) totaling USD 3.0 billion, two issuances of 3-year bonds (a 1.375% fixed rate and a floating rate tranche) totaling USD 1.5 billion and two issuances of 5-year bonds (4% fixed rate and a floating rate tranche) totaling AUD 1.1 billion. Furthermore, in September, we also issued 1.25% fixed rate 7-year bonds and floating rate 2-year bonds, each issuance in the amount of EUR 1.5 billion. We also redeemed a EUR 0.4 billion 15-year 4.5% fixed rate subordinated bond on its first optional redemption date in September. In addition, CHF 0.2 billion of Swiss Pfandbriefe matured during the third quarter. Our short-term interbank deposits (presented as Due to banks on the balance sheet), together with our outstanding short-term debt, represented 6.6% of total funding sources compared with 5.8% as of 30 June 2014.

Changes to internal funding and fund transfer pricing methodology

Effective July 2014, we changed our fund transfer pricing methodology for Wealth Management and Retail & Corporate divisions. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivizing a balanced funding position from a currency and tenor perspective. The methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with UBS’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two divisions in response to the evolving regulatory liquidity and funding landscape. Wealth Management and Retail & Corporate funds transfer pricing falls under the governance of Group Treasury.

è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the internal funding and funds transfer pricing

Funding valuation adjustments – Risk management approach

In the third quarter of 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements to reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables. FVA are risk-managed centrally within risk limits and under the standard control framework of the bank, with all unsecured funding risks transferred to Group Treasury where they form part of the firm’s overall asset and liability management.

Pro-forma liquidity coverage ratio (LCR)

CHF billion, except where indicated	30.9.14	30.6.14
Cash outflows	227	230
Cash inflows	87	100
Net cash outflows	140	129
Liquidity asset buffer	179	151
Regulatory LCR (%)	128	117
Additional contingent funding sources[1]	54	54
Management LCR (%)	167	158

1  Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Pro-forma liquidity asset buffer

	30.9.14			30.6.14
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	107	0	107	76	0	76
Due from banks[1]	0	0	0	9	0	9
Financial investments available-for-sale	29	11	40	22	15	37
of which: government bills/bonds	23	0	23	22	0	22
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	6	11	17	0	15	15
Reverse repurchase agreements	0	3	3	0	3	3
Central bank pledges[2]	22	7	29	16	10	26
Total	158	21	179	123	28	151

1  Term receivable from central bank.    2  Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognized on the balance sheet, and which have subsequently been pledged to central banks.

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Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	30.9.14	30.6.14
Available stable funding	372	358
Required stable funding	348	342
NSFR (%)	107	105

Funding by product and currency

		All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
In CHF billion	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14
Securities lending	9.2	12.3	1.3	1.9	0.1	0.4	0.2	0.3	0.8	0.9	0.2	0.3
Repurchase agreements	14.0	18.7	2.0	2.8	0.0	0.0	0.5	1.0	0.9	1.3	0.6	0.5
Due to banks	11.8	13.3	1.7	2.0	0.3	0.4	0.2	0.4	0.6	0.7	0.5	0.6
Short-term debt issued[2]	33.7	25.4	4.9	3.8	0.1	0.1	0.3	0.2	4.0	3.1	0.5	0.4
Retail savings/deposits	150.0	145.5	21.8	21.9	13.4	14.0	0.9	0.9	7.6	7.1	0.0	0.0
Demand deposits	181.7	175.1	26.4	26.4	8.3	8.6	5.4	5.4	9.1	8.8	3.7	3.7
Fiduciary deposits	19.8	19.5	2.9	2.9	0.0	0.0	0.5	0.5	2.0	2.0	0.4	0.4
Time deposits	50.2	48.3	7.3	7.3	0.9	0.8	0.3	0.3	3.8	4.0	2.3	2.2
Long-term debt issued[3]	136.0	124.5	19.8	18.8	2.6	2.8	6.0	5.9	9.1	8.1	2.0	2.0
Cash collateral payables on derivative instruments	42.4	43.7	6.2	6.6	0.3	0.2	2.6	2.8	2.5	2.9	0.7	0.7
Prime brokerage payables	38.2	37.5	5.6	5.6	0.0	0.1	0.7	0.7	3.9	4.0	0.9	0.9
Total	687.0	663.9	100.0	100.0	26.2	27.3	17.5	18.3	44.4	42.8	11.9	11.6

1  As a percent of total funding sources.    2  Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

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Capital management

Our fully applied common equity tier 1 (CET1) capital ratio1 increased 0.2 percentage points to 13.7% and our fully applied CET1 capital decreased by CHF 0.5 billion to CHF 30.0 billion as of 30 September 2014. On a phase-in basis, our CET1 capital ratio increased 0.9 percentage points to 19.1% and our CET1 capital increased by CHF 0.6 billion to CHF 42.5 billion. Risk-weighted assets decreased by CHF 7.4 billion to CHF 219.3 billion on a fully applied basis and by CHF 7.3 billion to CHF 222.6 billion on a phase-in basis. Our Swiss SRB leverage ratio was stable at 4.2% on a fully applied basis and increased 0.1 percentage points to 5.4% on a phase-in basis.

1  Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Swiss SRB Basel III capital framework

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, we are required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regulations are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognized for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

Effective January 2014, we have deducted from our phase-in CET1 capital 20% of deferred tax assets recognized for tax loss carry-forwards and 20% of the effects related to defined benefit plans. These consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA related to the adoption of IAS 19 (revised) has been reduced by 20%.

Furthermore, based on current Swiss Financial Market Supervisory Authority (FINMA) regulation, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Adequacy Ordinance and regulations issued by FINMA. UBS is required to comply with specific Swiss SRB rules.

As of 30 September 2014, our total capital requirement was 11.1% of our RWA compared with 11.5% as of 30 June 2014. The requirement as of 30 September 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, of which 0.1% attributable to the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 2.5% of RWA. We satisfied these base and buffer, including the countercyclical buffer, capital requirements through our CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council activated a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, reflecting our LRD as of 31 December 2013 and market share information for 2013 provided by FINMA in July 2014. We expect the 2019 requirement to reduce to 4.5%, due to our planned further reduction of the LRD related to the implementation of our strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer, if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. We have announced a series of measures intended to improve our

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resolvability, including the establishment of a group holding company, the establishment of a new banking subsidiary in Switzerland, a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the US. We anticipate that these measures will allow UBS to qualify for a further reduction in the progressive buffer capital requirement. Similar to the other capital component requirements, the progressive buffer requirement is gradually phased-in until 2019.

The progressive buffer requirement as of 30 September 2014 was 2.5% compared with 2.8% as of 30 June 2014, reflecting the reduction in our LRD from 2012 to 2013 and updated market share information for 2013 provided by FINMA in July 2014.

è	Refer to “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report for more information on capital requirements for UBS AG (Parent Bank)
è	Refer to the “Our strategy” section of our Annual Report 2013 for more information on our targets
è

Refer to the “Regulatory and legal developments and financial reporting and accounting changes” section of this report for more information on our establishment of a group holding company and a new Swiss banking subsidiary

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)					Capital
CHF million, except where indicated	Require- ment[1]		Actual[2,3]			Require- ment	Actual[2,3]
	30.9.14		30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13
Base capital (common equity tier 1 capital)	4.0		4.0	4.0	3.5	8,906	8,906	9,196	8,000
Buffer capital (common equity tier 1 capital)	4.6	[4]	15.1	14.2	15.0	10,347	33,558	32,661	34,180
of which: effect of countercyclical buffer	0.1		0.1	0.1	0.1	327	327	327	149
Progressive buffer capital (loss-absorbing capital)	2.5		4.9	4.5	2.5	5,566	10,923	10,396	5,665
Phase-out capital (tier 2 capital)			1.0	1.2	1.3		2,159	2,734	2,971
Total	11.1		24.9	23.9	22.2	24,819	55,546	54,987	50,815
1  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 1.8% in 2014.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	30.9.14		30.6.14		31.12.13		30.9.14	30.6.14	31.12.13
Tier 1 capital	42,464	[1]	41,858	[1]	42,179	[1]	30,047	30,590	28,908
of which: common equity tier 1 capital	42,464		41,858		42,179		30,047	30,590	28,908
Tier 2 capital	13,082		13,130		8,636		10,923	10,396	5,665
of which: high-trigger loss-absorbing capital	954		943		955		954	943	955
of which: low-trigger loss-absorbing capital	9,968		9,453		4,710		9,968	9,453	4,710
of which: phase-out capital	2,159		2,734		2,971
Total capital	55,546		54,987		50,815		40,969	40,987	34,573
Common equity tier 1 capital ratio (%)	19.1		18.2		18.5		13.7	13.5	12.8
Tier 1 capital ratio (%)	19.1		18.2		18.5		13.7	13.5	12.8
Total capital ratio (%)	24.9		23.9		22.2		18.7	18.1	15.4
Risk-weighted assets	222,648		229,908		228,557		219,296	226,736	225,153

1  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

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Swiss SRB Basel III capital information

Capital information disclosures in this section focus on UBS Group. Capital information for UBS AG (Parent Bank) is included in the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report.

Capital ratios

As of 30 September 2014, our fully applied CET1 capital ratio increased 0.2 percentage points to 13.7%. On a phase-in basis, our CET1 capital ratio increased 0.9 percentage points during the quarter to 19.1%, mainly due to a CHF 7.3 billion decrease in phase-in RWA and a CHF 0.6 billion increase in phase-in CET1 capital.

During the third quarter of 2014, our fully applied and phase-in total capital ratios increased 0.6 percentage points to 18.7% and 1.0 percentage points to 24.9%, respectively.

è	Refer to the “Our strategy” section of our Annual Report 2013 for more information on our targets

Post-stress CET1 capital ratio

In addition to our fully applied CET1 capital ratio target of 13.0%, our commitment to progressive capital returns to shareholders with a payout ratio of at least 50% is also based on our objective of maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis. At the end of the third quarter, our post-stress CET1 capital ratio exceeded this 10% objective.

To calculate our post-stress CET1 capital ratio, we forecast capital one year ahead based on, among other things, internal projections of earnings, expenses and distributions to shareholders. We also forecast one-year developments in RWA. We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event. We then further deduct from capital the stress loss estimated using our combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio.

Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios, and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. We periodically review these methodologies and assumptions are subject to periodic review and change on a regular basis. Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment; input parameters for models may change due to changes in positions, market parameters and other factors. Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

Our business plans and forecasts are subject to inherent uncertainty, our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events, our risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions and rely on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate. All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on our combined stress test framework

Eligible capital

Common equity tier 1 and tier 1 capital

Our CET1 capital mainly comprises share capital, share premium (which primarily consists of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital”.

As of 30 September 2014, our phase-in tier 1 capital was equal to our phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in our fully applied tier 1 capital.

During the third quarter of 2014, our fully applied CET1 capital decreased by CHF 0.5 billion to CHF 30.0 billion. Our phase-in CET1 capital increased by CHF 0.6 billion to CHF 42.5 billion, mainly due to positive currency translation effects and the third quarter net profit, partly offset by reductions related to defined benefit plans, deferred tax assets recognized for tax loss carry-forwards and other items. The difference in the development between fully applied and phase-in CET1 capital mainly related to deferred tax assets recognized for tax loss carry-forwards. These are entirely reversed for the calculation of CET1 capital on a fully applied basis, but only partially on a phase-in basis.

The analysis of our third quarter 2014 CET1 capital movement is shown in the table “Swiss SRB Basel III capital movement.”

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Tier 2 capital

During the third quarter of 2014, our fully applied tier 2 capital increased by CHF 0.5 billion to CHF 10.9 billion, almost entirely due to positive foreign currency translation effects. On a phase-in basis, our tier 2 capital was stable at CHF 13.1 billion, primarily as the redemption of one tier 2 capital instrument of CHF 0.5 billion was partially offset by the aforementioned positive foreign currency translation effects.

As of 30 September 2014, low-trigger loss-absorbing capital accounted for approximately CHF 10.0 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 1.0 billion, in the form of awards under our deferred contingent capital plan (DCCP), with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis of approximately CHF 2.2 billion consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulation.

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.6.14	41.9	30.6
Movements during the third quarter of 2014:
Net profit attributable to UBS shareholders	0.8	0.8
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.0	0.0
Compensation and own shares-related capital components (including share premium)	0.1	0.1
Defined benefit plans	(0.3)	0.1
Deferred tax assets recognized for tax loss carry-forwards	(0.3)	(1.5)
Foreign currency translation effects	0.9	0.8
Other	(0.6)	(0.7)
Total movement	0.6	(0.5)
Common equity tier 1 capital as of 30.9.14	42.5	30.0
Tier 2 capital as of 30.6.14	13.1	10.4
Movements during the third quarter of 2014:
Decrease of phase-out capital	(0.7)	0.0
Foreign currency translation effects	0.6	0.5
Total movement	0.0	0.5
Tier 2 capital as of 30.9.14	13.1	10.9
Total capital as of 30.9.14	55.5	41.0
Total capital as of 30.6.14	55.0	41.0

Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.9.14	30.6.14	31.12.13	30.9.14	30.6.14	31.12.13
Equity attributable to UBS shareholders	50,824	49,532	48,002	50,824	49,532	48,002
Equity attributable to preferred noteholders and non-controlling interests	2,004	1,918	1,935	2,004	1,918	1,935
Total IFRS equity	52,828	51,450	49,936	52,828	51,450	49,936
Equity attributable to preferred noteholders and non-controlling interests	(2,004)	(1,918)	(1,935)	(2,004)	(1,918)	(1,935)
Defined benefit plans (before phase-in, as applicable)[1]	3,247	2,694	2,540	(723)	(1,672)	(952)
Defined benefit plans, 20% phase-in	(794)	(873)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]				(7,373)	(5,860)	(6,665)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,472)	(1,173)
Goodwill, net of tax, less hybrid capital[3]	(3,342)	(3,037)	(3,044)	(6,504)	(6,124)	(6,157)
Intangible assets, net of tax	(414)	(400)	(435)	(414)	(400)	(435)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	180	221	304	180	221	304
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,898)	(1,935)	(1,463)	(1,898)	(1,935)	(1,463)
Compensation and own shares-related capital components (not recognized in net profit)	(1,151)	(1,038)	(1,430)	(1,151)	(1,038)	(1,430)
Unrealized gains related to financial investments available-for-sale, net of tax	(323)	(293)	(325)	(323)	(293)	(325)
Prudential valuation adjustments	(148)	(105)	(107)	(148)	(105)	(107)
Consolidation scope	(85)	(68)	(55)	(85)	(68)	(55)
Other[4]	(2,159)	(1,668)	(1,806)	(2,338)	(1,668)	(1,806)
Common equity tier 1 capital	42,464	41,858	42,179	30,047	30,590	28,908
Hybrid capital subject to phase-out	3,162	3,087	3,113
Goodwill, net of tax, offset against hybrid capital	(3,162)	(3,087)	(3,113)
Additional tier 1 capital	0	0	0
Tier 1 capital	42,464	41,858	42,179	30,047	30,590	28,908
Tier 2 capital	13,082	13,130	8,636	10,923	10,396	5,665
Total capital	55,546	54,987	50,815	40,969	40,987	34,573

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect. It also includes the reversal of CHF 153 million deferred tax liabilities related to the net defined benefit plans and post-employment assets of CHF 723 million for the Swiss plan as of 30 September 2014 which do not count as Basel III capital.    3  Includes goodwill relating to significant investments in financial institutions of CHF 363 million.    4  Includes accruals for capital returns to shareholders, the net charge for the compensation-related increase in high-trigger loss-absorbing capital and other items.

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Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, BIS and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG (Parent Bank)

In order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of regulatory capital elements to the published IFRS balance sheet is disclosed in the “SEC filings and other disclosures” section of our Investor Relations website.

è	Refer to the “Pillar 3, SEC filings & other disclosures” section under www.ubs.com/investors

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2013 are available in the “Financial information” section of our Annual Report 2013. Details as of 30 June 2014 on entities which are treated differently under the regulatory and the IFRS scope of consolidation are available in our Basel III Pillar 3 First Half 2014 Report.

è

Refer to “Note 1 Summary of significant accounting policies,” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.1 billion as of 30 September 2014, unchanged compared with 30 June 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount. The charges of CHF 1,836 million for provisions for litigation, regulatory and similar matters in the third quarter did not have any effect on our estimated loss in capital as of 30 September 2014.

è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

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Capital management

Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and phase-in basis, except for two specific items. Firstly, under Swiss SRB the amount of our high-trigger loss-absorbing capital, in the form of awards under our deferred contingent capital plan (DCCP), was higher by CHF 281 million of 30 September 2014, as a result of its different regulatory treatment than under BIS Basel III. Secondly, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 158 million as of 30 September 2014, was recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

As of 30.9.14	Phase-in			Fully applied
	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
CHF million, except where indicated
Tier 1 capital	42,464	42,464	0	30,047	30,047	0
of which: common equity tier 1 capital	42,464	42,464	0	30,047	30,047	0
Tier 2 capital	13,082	12,959	123	10,923	10,800	123
of which: high-trigger loss-absorbing capital	954	673	281	954	673	281
of which: low-trigger loss-absorbing capital	9,968	9,968	0	9,968	9,968	0
of which: phase-out capital and other tier 2 capital	2,159	2,317	(158)		158	(158)
Total capital	55,546	55,423	123	40,969	40,846	123
Common equity tier 1 capital ratio (%)	19.1	19.1	0.0	13.7	13.7	0.0
Tier 1 capital ratio (%)	19.1	19.1	0.0	13.7	13.7	0.0
Total capital ratio (%)	24.9	24.9	0.1	18.7	18.6	0.1
Risk-weighted assets	222,648	222,648	0	219,296	219,296	0

Risk-weighted assets

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018. On a fully applied basis, net defined benefit-related assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (“corridor method”), and any defined benefit-related asset that is recognized is risk-weighted at 100%.

Detailed information on RWA as of 30 September 2014 and 30 June 2014, as well as any variances are presented in the tables “Basel III risk-weighted assets by risk type, exposure and reporting segment” on the following pages. Risk-weighted assets decreased by CHF 7.4 billion to CHF 219.3 billion on a fully applied basis and by CHF 7.3 billion to CHF 222.6 billion on a phase-in basis.

è	Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Credit risk

Phase-in credit risk RWA decreased by CHF 2.5 billion to CHF 118.0 billion as of 30 September 2014 compared with CHF 120.5 billion as of 30 June 2014. Credit risk RWA decreased by CHF 2.8 billion in Corporate Center – Non-core and Legacy Portfolio and by CHF 1.2 billion in the Investment Bank, partly offset by increases of CHF 1.0 billion in Retail & Corporate.

The decrease of CHF 2.8 billion in the Corporate Center – Non-core and Legacy Portfolio was mainly due to the exit of the majority of the correlation trading portfolio and the sale of certain collateralized loan obligation (CLO) bond positions.

Credit risk RWA in the Investment Bank decreased by CHF 1.2 billion, as the prior quarter included temporarily higher RWA related to aged trade settlements and originated commercial real estate loans in advance of securitization.

The increase of CHF 1.0 billion in Retail & Corporate was mainly due to higher derivative exposures resulting from the strengthening of the US dollar versus the Swiss franc and also reflecting higher RWA related to undrawn commitments, resulting in a total increase of CHF 1.1 billion in the exposures to Corporates.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased by CHF 1.4 billion to CHF 14.8 billion, mainly as a result of higher deferred tax assets.

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Market risk

Phase-in market risk RWA increased slightly by CHF 0.3 billion to CHF 13.5 billion, mainly due to an increase of CHF 1.3 billion relating to risks-not-in-VaR, as well as an increase in the incremental risk charge (IRC) of CHF 0.6 billion, partly offset by a decrease of CHF 1.4 billion in the comprehensive risk measure (CRM), mainly as a result of the exit of the majority of the correlation trading portfolio.

è	Refer to the “Risk management and control” section of this report for more information on market risk developments, including the risks-not-in-VaR framework
è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on the comprehensive risk measure

Operational risk

Phase-in operational risk RWA decreased by CHF 6.5 billion to CHF 76.3 billion as of 30 September 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 6.7 billion to CHF 19.1 billion as of 30 September 2014.

In the third quarter of 2014, we improved the methodology to allocate the incremental RWA, resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, to the business divisions and Corporate Center. We revised the allocation to better reflect litigation risks in each business division and Corporate Center. Prior to the third quarter of 2014, these incremental RWA were allocated to the business divisions and Corporate Center proportionally to the amount of allocated operational risk RWA excluding the incremental RWA.

è

Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

Sensitivity to currency movements

The majority of our capital and a significant portion of our RWA are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and

Group Treasury is mandated with the task of minimizing such effects. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to our capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 30 September 2014, we estimate that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,049 million (30 June 2014: CHF 1,064 million) and would decrease the CET1 capital ratio by 16 basis points (30 June 2014: 15 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 949 million (30 June 2014: CHF 962 million) and would increase the CET1 capital ratio by 15 basis points (30 June 2014: 14 basis points).

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Capital management

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.9.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.4	8.8	32.5	3.0	36.2	6.2	19.0	118.0	13.2
Advanced IRB approach	8.4	2.9	29.7	1.5	29.5	4.6	14.1	90.6	10.1
Sovereigns[2]	0.0	0.0	0.1	0.0	1.3	0.4	0.1	1.8	0.2
Banks[2]	0.0	0.0	1.0	0.0	4.3	1.7	1.8	8.8	1.0
Corporates[2]	0.4	0.1	15.6	0.0	20.4	2.0	2.9	41.3	4.6
Retail	7.3	2.6	12.1	0.0	0.0	0.0	0.0	22.1	2.5
Other[3]	0.6	0.2	0.9	1.5	3.6	0.5	9.3	16.5	1.8
Standardized approach	4.0	5.9	2.8	1.4	6.7	1.6	4.9	27.4	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.2	0.7	0.3	2.3	0.3
Corporates	1.4	3.3	1.6	1.3	2.4	2.6	1.6	14.3	1.6
Central counterparties[2]	0.0	0.0	0.0	0.0	1.0	0.7	0.0	1.8	0.2
Retail	2.1	1.7	0.1	0.0	0.0	0.0	0.0	3.9	0.4
Other[3]	0.3	0.1	1.0	0.0	3.0	(2.4)	3.0	5.0	0.6
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	14.4	0.0	14.8	1.7
Market risk	0.0	1.0	0.0	0.0	10.3	(2.5)[4]	4.7	13.5	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.7	(0.7)	0.6	1.9	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	3.2	(1.3)	1.1	3.5	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	2.7	0.1	0.8	3.5	0.4
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(0.6)	0.5	2.7	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	1.5	1.7	0.2
Operational risk	12.9	12.3	3.7	0.9	15.7	12.5	18.4	76.3	8.5
of which: incremental RWA[5]	5.2	1.7	2.5	0.0	1.2	6.0	2.6	19.1	2.1
Total RWA, phase-in	25.5	22.1	36.3	3.8	62.2	30.7	42.1	222.6	24.8
Phase-out items	0.4	0.2	1.4	0.1	0.2	1.1	0.0	3.4
Total RWA, fully applied	25.1	21.9	34.9	3.8	61.9	29.6	42.1	219.3

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

					30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.2	8.3	31.5	2.4	37.4	6.9	21.8	120.5	13.8
Advanced IRB approach	8.2	2.6	29.0	1.3	32.2	4.3	15.8	93.5	10.7
Sovereigns[2]	0.0	0.0	0.1	0.0	1.1	0.3	0.2	1.7	0.2
Banks[2]	0.2	0.0	1.4	0.0	6.1	1.6	1.8	11.1	1.3
Corporates[2]	0.4	0.2	14.4	0.0	17.6	1.9	3.4	37.8	4.3
Retail	7.1	2.3	12.2	0.0	0.1	0.0	0.0	21.7	2.5
Other[3]	0.6	0.1	0.9	1.3	7.3	0.5	10.5	21.3	2.4
Standardized approach	3.9	5.7	2.5	1.1	5.3	2.5	6.0	27.0	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.0	0.7	0.2	2.1	0.2
Corporates	1.5	3.1	1.7	1.0	2.9	3.4	2.1	15.7	1.8
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.7	0.1	1.9	0.2
Retail	1.9	1.7	0.1	0.0	0.0	0.0	0.0	3.6	0.4
Other[3]	0.2	0.1	0.7	0.0	1.1	(2.2)	3.5	3.5	0.4
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	13.0	0.0	13.4	1.5
Market risk	0.0	1.0	0.0	0.0	9.2	(3.9)[4]	6.9	13.2	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)	0.9	1.8	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	3.3	(2.1)	1.9	3.6	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.1	0.8	2.2	0.3
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.7	(1.1)	0.3	2.1	0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	1.6	1.6	0.2
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	1.6	1.9	0.2
Operational risk	10.2	15.7	1.4	1.1	21.5	9.6	23.1	82.8	9.5
of which: incremental RWA[5]	3.2	4.9	0.4	0.4	6.7	3.0	7.2	25.8	3.0
Total RWA, phase-in	22.6	25.0	33.0	3.6	68.3	25.6	51.9	229.9	26.4
Phase-out items	0.5	0.1	1.4	0.1	0.3	0.8	0.0	3.2
Total RWA, fully applied	22.1	24.8	31.5	3.5	68.0	24.8	51.9	226.7

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.5% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	30.9.14 vs. 30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.2	0.5	1.0	0.6	(1.2)	(0.7)	(2.8)	(2.5)
Advanced IRB approach	0.2	0.3	0.7	0.2	(2.7)	0.3	(1.7)	(2.9)
Sovereigns	0.0	0.0	0.0	0.0	0.2	0.1	(0.1)	0.1
Banks	(0.2)	0.0	(0.4)	0.0	(1.8)	0.1	0.0	(2.3)
Corporates	0.0	(0.1)	1.2	0.0	2.8	0.1	(0.5)	3.5
Retail	0.2	0.3	(0.1)	0.0	(0.1)	0.0	0.0	0.4
Other	0.0	0.1	0.0	0.2	(3.7)	0.0	(1.2)	(4.8)
Standardized approach	0.1	0.2	0.3	0.3	1.4	(0.9)	(1.1)	0.4
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.2	0.0	0.1	0.2
Corporates	(0.1)	0.2	(0.1)	0.3	(0.5)	(0.8)	(0.5)	(1.4)
Central counterparties	0.0	0.0	0.0	0.0	(0.2)	0.0	(0.1)	(0.1)
Retail	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Other	0.1	0.0	0.3	0.0	1.9	(0.2)	(0.5)	1.5
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	1.4	0.0	1.4
Market risk	0.0	0.0	0.0	0.0	1.1	1.4	(2.2)	0.3
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.1	(0.3)	0.1
Stressed value-at-risk (SVaR)	0.0	(0.1)	0.0	0.0	(0.1)	0.8	(0.8)	(0.1)
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.4	0.0	0.0	1.3
Incremental risk charge (IRC)	0.0	0.1	0.0	0.0	(0.2)	0.5	0.2	0.6
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(1.4)	(1.4)
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)	(0.2)
Operational risk	2.7	(3.4)	2.3	(0.2)	(5.8)	2.9	(4.7)	(6.5)
of which: incremental RWA	2.0	(3.2)	2.1	(0.4)	(5.5)	3.0	(4.6)	(6.7)
Total RWA, phase-in	2.9	(2.9)	3.3	0.2	(6.1)	5.1	(9.8)	(7.3)
Phase-out items	(0.1)	0.1	0.0	0.0	(0.1)	0.3	0.0	0.2
Total RWA, fully applied	3.0	(2.9)	3.4	0.3	(6.1)	4.8	(9.8)	(7.4)

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Risk and treasury management

Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital and loss-absorbing capital by the three-month average total adjusted exposure (“leverage ratio denominator”) which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items.

The table “Swiss SRB leverage ratio requirements” shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 30 September 2014, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high- and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement (excluding the countercyclical buffer requirement). As of 30 September 2014, the effective total leverage ratio requirement was 2.6%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.0% by 24%.

Developments during the third quarter of 2014

As of 30 September 2014, our fully applied total Swiss SRB leverage ratio was 4.2%, unchanged from 30 June 2014. On a phase-in basis, our total Swiss SRB leverage ratio was 5.4%, an increase of 0.1 percentage points compared with 30 June 2014, mainly due to the aforementioned increases in CET1 and loss-absorbing capital, partly offset by an increase of the leverage ratio denominator (LRD). The difference in the development between the fully applied and the phase-in Swiss SRB leverage ratio mainly related to deferred tax assets recognized for tax loss carry-forwards. These are entirely reversed for the calculation of CET1 capital on a fully applied basis, but only partially on a phase-in basis.

The LRD increased by CHF 5.2 billion to CHF 991.7 billion on a phase-in basis. Average on-balance sheet assets increased by CHF 20.6 billion, primarily due to increases in cash and balances with

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Capital management

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)					Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	30.9.14		30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13
Base capital (common equity tier 1 capital)	1.0		1.0	1.0	0.8	9,521	9,521	9,471	8,634
Buffer capital (common equity tier 1 capital)	1.1	[4]	3.3	3.3	3.3	10,711	32,944	32,387	33,545
Progressive buffer capital (loss-absorbing capital)	0.6		1.1	1.1	0.6	5,950	10,923	10,396	5,665
Total	2.6		5.4	5.3	4.7	26,182	53,387	52,254	47,844

1  Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014.

Swiss SRB leverage ratio

CHF million, except where indicated	Average 3Q14	Average 2Q14	Average 4Q13
Total on-balance sheet assets[1]	997,814	977,185	1,017,335
Netting of securities financing transactions	(6,036)	(5,672)	(1,537)
Netting of derivative exposures	(162,052)	(162,181)	(196,992)
Current exposure method (CEM) add-on for derivative exposures	66,654	79,428	105,352
Off-balance sheet items	88,949	91,042	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	17,437	18,497	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,512	72,545	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,113	18,510	17,878
Items deducted from tier 1, phase-in (at period-end)	(12,712)	(11,735)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	991,730	986,577	1,027,864
Additional items deducted from tier 1, fully applied (at period-end)	(6,658)	(6,025)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	985,071	980,552	1,020,247

	As of
	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital (phase-in)	42,464	41,858	42,179
Loss-absorbing capital	10,923	10,396	5,665
Common equity tier 1 capital including loss-absorbing capital	53,387	52,254	47,844
Swiss SRB leverage ratio phase-in (%)	5.4	5.3	4.7

	As of
	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital (fully applied)	30,047	30,590	28,908
Loss-absorbing capital	10,923	10,396	5,665
Common equity tier 1 capital including loss-absorbing capital	40,969	40,987	34,573
Swiss SRB leverage ratio fully applied (%)	4.2	4.2	3.4

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions and for OTC derivatives with a qualifying central counterparty.

central banks and, to a lesser extent, higher positive replacement values and loans which was primarily driven by the strengthening of the US dollar versus the Swiss franc, partly offset by decreases in reverse repurchase agreements. Off-balance sheet items, consisting of loan commitments, underwriting commitments and guarantees, decreased by CHF 2.1 billion to CHF 88.9 billion. The current exposure method (CEM) add-on declined by CHF 12.8 billion as a result of lower notional values due to trade novation of credit derivatives during the third quarter. From a divisional perspective, the increase in our LRD was mainly attributable to exposure increases of CHF 9.7 billion in Corporate Center – Core Functions, CHF 5.5 billion in Wealth Management and CHF 5.2 billion across the other business divisions, partly offset by exposure reductions of CHF 15.3 billion in Corporate Center – Non-core and Legacy Portfolio.

è	Refer to the “Risk management and control” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

90

Risk and treasury management

Swiss SRB leverage ratio denominator by reporting segment

	Average 3Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	117.1	49.9	143.9	3.5	260.1	246.2	177.2	997.8
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(1.9)	(4.0)	0.0	(6.0)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(56.6)	3.0	(108.2)	(162.1)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.4	0.0	32.8	0.0	31.2	66.7
Off-balance sheet items	9.8	8.5	21.1	0.1	44.2	0.0	5.3	88.9
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	7.7	3.8	0.0	0.3	0.0	0.0	17.4
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.1	0.9	17.3	0.1	43.9	0.0	5.3	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.5	0.2	0.1	11.1	0.9	0.3	0.0	19.1
Items deducted from tier 1, phase-in (at period-end)						(12.7)		(12.7)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	134.5	58.6	166.2	14.6	279.5	232.9	105.5	991.7
Additional items deducted from tier 1, fully applied (at period-end)						(6.7)		(6.7)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	134.5	58.6	166.2	14.6	279.5	226.2	105.5	985.1

[1]  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    [2]  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

	Average 2Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	111.7	46.4	142.9	3.4	245.3	238.2	189.3	977.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.9)	(3.7)	0.0	(5.7)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(40.7)	(0.0)	(121.3)	(162.2)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.1	0.0	31.5	0.0	45.6	79.4
Off-balance sheet items	9.9	9.8	21.0	0.0	43.1	0.0	7.2	91.0
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	8.7	3.9	0.0	0.2	0.0	0.0	18.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.3	1.2	17.1	0.0	42.9	0.0	7.1	72.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.3	0.2	0.0	10.7	0.9	0.3	0.0	18.5
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(11.7)		(11.7)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	129.0	56.5	164.8	14.2	278.2	223.2	120.8	986.6
Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.0)		(6.0)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	129.0	56.5	164.8	14.2	278.2	217.1	120.8	980.6

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

91

Capital management

Swiss SRB leverage ratio denominator by reporting segment (continued)

	Average 4Q13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	104.9	45.3	142.8	4.0	245.9	245.1	229.4	1,017.3
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(49.0)	0.0	(147.6)	(197.0)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(10.4)		(10.4)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	122.1	57.2	164.7	14.0	275.3	234.5	160.0	1,027.9
Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(7.6)		(7.6)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	122.1	57.2	164.7	14.0	275.3	226.9	160.0	1,020.2
1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

92

Risk and treasury management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess for each business division the return on attributed equity (RoAE), a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and can differ from the Group’s actual equity during a given period.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital

Average total equity attributed to the business divisions and Corporate Center was CHF 39.5 billion in the third quarter of 2014, a decrease of CHF 0.2 billion compared with the prior quarter. This decrease was primarily due to lower attributed equity in Corporate Center – Non-core and Legacy Portfolio, reflecting further reductions in projected consumption, mainly related to RWA and the leverage ratio denominator.

Average equity attributable to UBS shareholders increased to CHF 50.2 billion in the third quarter from CHF 49.3 billion in the second quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 10.7 billion in the third quarter from CHF 9.6 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group decreased to 6.1% in the third quarter of 2014 from 6.4% in the second quarter largely due to a decrease in net profit attributable to UBS shareholders. The RoE of the Group for the first nine months of 2014 was lower than the average of the pre-tax RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

93

Capital management

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.9.14	30.6.14	30.09.13	30.9.14	30.9.13
Wealth Management	3.4	3.4	3.3	3.4	3.5
Wealth Management Americas	2.7	2.6	2.6	2.7	2.8
Retail & Corporate	4.1	4.1	3.9	4.1	4.2
Global Asset Management	1.7	1.7	1.8	1.7	1.8
Investment Bank	7.4	7.4	8.0	7.6	8.1
Corporate Center	20.2	20.5	23.4	20.7	24.0
of which: Core Functions	15.6	15.4	13.7	15.4	12.1
of which: Group items[1]	11.3	11.1	9.4	11.2	8.3
of which: Non-core and Legacy Portfolio	4.6	5.1	9.7	5.2	11.9
Average equity attributed to the business divisions and Corporate Center	39.5	39.7	43.0	40.1	44.4
Difference	10.7	9.6	4.2
Average equity attributable to UBS shareholders	50.2	49.3	47.2

1  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity 1

	For the quarter ended			Year-to-date
In %	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Wealth Management	83.2	41.8	67.3	65.9	67.0
Wealth Management Americas	35.0	32.5	31.1	34.5	29.9
Retail & Corporate	41.6	34.5	41.2	37.6	35.7
Global Asset Management	36.2	24.7	26.2	29.9	32.4
Investment Bank	(69.4)	31.3	12.6	(4.9)	33.0
Corporate Center – Core Functions	(4.9)	0.6	(14.0)	(2.9)	(14.2)
Corporate Center – Non-core and Legacy Portfolio	(52.4)	(32.3)	(28.6)	(31.6)	(21.0)
UBS Group	6.1	6.4	4.9	7.1	6.4

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

94

Risk and treasury management

UBS shares

Total UBS shares issued increased by 305,381 shares in the third quarter of 2014 due to the exercise of employee share options.

Treasury shares, which are primarily held to hedge employee share and option participation plans, decreased by 548,421 shares on a net basis.

UBS shares

	As of			Change from
	30.9.14	30.6.14	30.9.13	30.6.14	30.9.13

Shares outstanding
Shares issued	3,844,336,002	3,844,030,621	3,841,428,598	305,381	2,907,404
of which: related to employee option plans				305,381	2,907,404
Treasury shares	90,688,181	91,236,602	74,161,825	(548,421)	16,526,356
Shares outstanding	3,753,647,821	3,752,794,019	3,767,266,773	853,802	(13,618,952)

	As of or for the quarter ended			% change from
	30.9.14	30.6.14	30.9.13	30.6.14	30.9.13

Earnings per share (CHF)[1]
Basic	0.20	0.21	0.15	(5)	33
Diluted	0.20	0.21	0.15	(5)	33

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	50,824	49,532	47,403	3	7
Less: goodwill and intangible assets	6,590	6,229	6,388	6	3
Tangible shareholders’ equity	44,234	43,303	41,015	2	8

Book value per share (CHF)
Total book value per share	13.54	13.20	12.58	3	8
Tangible book value per share	11.78	11.54	10.89	2	8

Market capitalization and share price
Share price (CHF)	16.66	16.27	18.50	2	(10)
Market capitalization (CHF million)[2]	64,047	62,542	71,066	2	(10)

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end.

95

UBS shares

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

96

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

99	Income statement
100	Statement of comprehensive income
102	Balance sheet
104	Statement of changes in equity
106	Statement of cash flows

	Notes to the interim consolidated financial statements

109	1	Basis of accounting
110	2	Segment reporting
112	3	Net interest and trading income
113	4	Net fee and commission income
113	5	Other income
113	6	Personnel expenses
114	7	General and administrative expenses
114	8	Income taxes
115	9	Earnings per share (EPS) and shares outstanding
116	10	Fair value measurement
139	11	Derivative instruments
140	12	Offsetting financial assets and financial liabilities
143	13	Other assets and liabilities
144	14	Provisions and contingent liabilities
154	15	Guarantees, commitments and forward starting transactions
154	16	Changes in organization
155	17	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

158	Income statement
159	Balance sheet
160	Basis of accounting
160	Parent bank capital requirements under Swiss SRB regulations
161	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
161	Swiss SRB Basel III available capital versus capital requirements (phase-in)
161	Swiss SRB Basel III capital information
162	Swiss SRB leverage ratio requirements (phase-in)
162	Swiss SRB leverage ratio

	UBS Limited

163	Income statement
163	Statement of comprehensive income
164	Balance sheet
165	Basis of accounting
165	Basel III capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Interest income	3	3,352	3,337	3,147	0	7	9,880	10,172
Interest expense	3	(1,478)	(2,095)	(1,596)	(29)	(7)	(5,192)	(5,932)
Net interest income	3	1,874	1,242	1,551	51	21	4,688	4,240
Credit loss (expense)/recovery		(32)	(14)	(17)	129	88	(18)	(35)
Net interest income after credit loss expense		1,842	1,229	1,534	50	20	4,670	4,204
Net fee and commission income	4	4,273	4,296	3,831	(1)	12	12,680	12,190
Net trading income	3	700	1,347	543	(48)	29	3,404	4,526
Other income	5	61	276	353	(78)	(83)	526	505
Total operating income		6,876	7,147	6,261	(4)	10	21,281	21,425
Personnel expenses	6	3,739	3,842	3,567	(3)	5	11,548	11,522
General and administrative expenses	7	3,468	1,871	2,126	85	63	7,018	6,424
Depreciation and impairment of property and equipment		203	197	191	3	6	598	595
Amortization and impairment of intangible assets		20	19	21	5	(5)	60	61
Total operating expenses		7,430	5,929	5,906	25	26	19,224	18,602
Operating profit/(loss) before tax		(554)	1,218	356			2,057	2,823
Tax expense/(benefit)	8	(1,317)	314	(222)		493	(665)	361
Net profit/(loss)		763	904	578	(16)	32	2,722	2,462
Net profit/(loss) attributable to preferred noteholders		0	111	0	(100)		111	204
Net profit/(loss) attributable to non-controlling interests		1	1	1	0	0	2	3
Net profit/(loss) attributable to UBS shareholders		762	792	577	(4)	32	2,609	2,255

Earnings per share (CHF)
Basic	9	0.20	0.21	0.15	(5)	33	0.69	0.60
Diluted	9	0.20	0.21	0.15	(5)	33	0.68	0.59

99

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	762	792	577	2,609	2,255

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	1,201	88	(624)	1,113	(233)
Foreign exchange amounts reclassified to the income statement from equity	1	(1)	1	1	(61)
Income tax relating to foreign currency translation movements	(7)	(1)	7	(6)	4
Subtotal foreign currency translation, net of tax	1,195	87	(616)	1,108	(289)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(1)	101	43	187	(39)
Impairment charges reclassified to the income statement from equity	52	6	9	58	36
Realized gains reclassified to the income statement from equity	(46)	(86)	(72)	(175)	(205)
Realized losses reclassified to the income statement from equity	12	3	2	18	16
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(1)	(8)	10	(27)	58
Subtotal financial investments available-for-sale, net of tax	15	16	(7)	62	(134)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	237	639	197	1,414	(580)
Net (gains)/losses reclassified to the income statement from equity	(283)	(304)	(299)	(856)	(964)
Income tax relating to cash flow hedges	8	(73)	19	(124)	317
Subtotal cash flow hedges, net of tax	(38)	262	(83)	434	(1,226)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,173	364	(706)	1,604	(1,649)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(1,097)	48	281	(596)	1,252
Income tax relating to defined benefit plans	207	(22)	(76)	76	(274)
Subtotal defined benefit plans, net of tax	(889)	26	205	(520)	978
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(889)	26	205	(520)	978

Total other comprehensive income	283	390	(501)	1,085	(671)
Total comprehensive income attributable to UBS shareholders	1,046	1,183	76	3,693	1,585

100

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	0	111	0	111	204
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	83	1	(57)	69	368
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	83	1	(57)	69	368
Total other comprehensive income that will not be reclassified to the income statement, net of tax	83	1	(57)	69	368
Total comprehensive income attributable to preferred noteholders	83	112	(57)	179	572

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	1	1	1	2	3
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	2	0	2	(1)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	2	0	2	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	2	0	2	(1)
Total comprehensive income attributable to non-controlling interests	2	3	2	5	2

Total comprehensive income
Net profit/(loss)	763	904	578	2,722	2,462
Other comprehensive income	368	393	(558)	1,156	(304)
of which: other comprehensive income that may be reclassified to the income statement	1,173	364	(706)	1,604	(1,649)
of which: other comprehensive income that will not be reclassified to the income statement	(805)	29	148	(449)	1,345
Total comprehensive income	1,131	1,298	20	3,877	2,158

101

Interim consolidated financial statements (unaudited)

Balance sheet

					% change from
CHF million	Note	30.9.14	30.6.14	31.12.13	30.6.14	31.12.13

Assets
Cash and balances with central banks		108,745	77,615	80,879	40	34
Due from banks		17,041	27,721	17,170	(39)	(1)
Cash collateral on securities borrowed	12	26,020	30,695	27,496	(15)	(5)
Reverse repurchase agreements	12	68,050	76,571	91,563	(11)	(26)
Trading portfolio assets	10	130,413	132,490	122,848	(2)	6
of which: assets pledged as collateral which may be sold or repledged by counterparties		49,322	49,359	42,449	0	16
Positive replacement values	10, 11, 12	247,580	204,698	254,084	21	(3)
Cash collateral receivables on derivative instruments	12	31,171	27,411	28,271	14	10
Financial assets designated at fair value	10, 12	5,507	5,495	7,364	0	(25)
Loans		310,262	300,571	286,959	3	8
Financial investments available-for-sale	10	55,956	52,189	59,525	7	(6)
Investments in associates		896	848	842	6	6
Property and equipment		6,651	6,338	6,006	5	11
Goodwill and intangible assets		6,590	6,229	6,293	6	5
Deferred tax assets		10,074	8,083	8,845	25	14
Other assets	13	24,301	25,650	20,228	(5)	20
Total assets		1,049,258	982,605	1,018,374	7	3

102

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	30.9.14	30.6.14	31.12.13	30.6.14	31.12.13

Liabilities
Due to banks		11,796	13,260	12,862	(11)	(8)
Cash collateral on securities lent	12	9,241	12,298	9,491	(25)	(3)
Repurchase agreements	12	13,991	18,718	13,811	(25)	1
Trading portfolio liabilities	10	28,434	29,904	26,609	(5)	7
Negative replacement values	10, 11, 12	244,029	203,368	248,079	20	(2)
Cash collateral payables on derivative instruments	12	42,403	43,746	49,526	(3)	(14)
Financial liabilities designated at fair value	10, 12	70,725	68,877	69,901	3	1
Due to customers		401,786	388,500	390,825	3	3
Debt issued		98,917	80,984	81,586	22	21
Provisions	14	4,818	3,334	2,971	45	62
Other liabilities	13	70,293	68,166	62,777	3	12
Total liabilities		996,430	931,155	968,438	7	3

Equity
Share capital		384	384	384	0	0
Share premium		33,449	33,216	33,952	1	(1)
Treasury shares		(1,440)	(1,448)	(1,031)	(1)	40
Equity classified as obligation to purchase own shares		(5)	(11)	(46)	(55)	(89)
Retained earnings		27,084	26,322	24,475	3	11
Cumulative net income recognized directly in equity, net of tax		(8,649)	(8,932)	(9,733)	(3)	(11)
Equity attributable to UBS shareholders		50,824	49,532	48,002	3	6
Equity attributable to preferred noteholders		1,962	1,879	1,893	4	4
Equity attributable to non-controlling interests		41	39	41	5	0
Total equity		52,828	51,450	49,936	3	6
Total liabilities and equity		1,049,258	982,605	1,018,374	7	3

103

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297	(8,522)
Issuance of share capital	1
Acquisition of treasury shares			(810)
Disposition of treasury shares			852
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		197
Premium on shares issued and warrants exercised		27
Employee share and share option plans		104
Tax (expense)/benefit recognized in share premium		88
Dividends		(564)[1]
Equity classified as obligation to purchase own shares – movements				(14)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					2,255	(671)
Balance as of 30 September 2013	384	33,739	(1,029)	(51)	23,552	(9,193)
Balance as of 1 January 2014	384	33,952	(1,031)	(46)	24,475	(9,733)
Issuance of share capital	0
Acquisition of treasury shares			(885)
Disposition of treasury shares			476
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		0
Employee share and share option plans		410
Tax (expense)/benefit recognized in share premium		2
Dividends		(938)[1]
Equity classified as obligation to purchase own shares – movements				40
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					2,609	1,085
Balance as of 30 September 2014	384	33,449	(1,440)	(5)	27,084	(8,649)

1  Reflects the payment of CHF 0.25 (2013: CHF 0.15) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

104

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
					1			1
					(810)			(810)
					852			852
					197			197
					27			27
					104			104
					88			88
					(564)	(204)	(6)	(773)
					(14)			(14)
					0	(1,572)		(1,572)
					0			0
					(11)			(11)
(289)	(134)	(1,226)	978		1,585	572	2	2,158
(7,243)	116	1,757	(3,828)	6	47,403	1,906	39	49,348
(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936
					0			0
					(885)			(885)
					476			476
					24			24
					0			0
					410			410
					2			2
					(938)	(111)	(4)	(1,053)
					40			40
					0	1		1
					0		0	0
					0			0
1,108	62	434	(520)		3,693	179	5	3,877
(6,317)	158	1,898	(4,387)	0	50,824	1,962	41	52,828

105

Interim consolidated financial statements (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.9.14	30.9.13

Cash flow from/(used in) operating activities
Net profit/(loss)	2,722	2,462
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	598	595
Amortization and impairment of intangible assets	60	61
Credit loss expense/(recovery)	18	35
Share of net profits of associates	(76)	(38)
Deferred tax expense/(benefit)	(993)	34
Net loss/(gain) from investing activities	(150)	(466)
Net loss/(gain) from financing activities	837	2,918
Other net adjustments	(4,166)	2,402
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	(513)	(6,903)
Cash collateral on securities borrowed and reverse repurchase agreements	29,917	49,105
Cash collateral on securities lent and repurchase agreements	(1,235)	(18,997)
Trading portfolio, replacement values and financial assets designated at fair value	2,970	32,083
Cash collateral on derivative instruments	(9,653)	(15,459)
Loans/due to customers	(13,888)	2,679
Other assets, provisions and other liabilities	3,804	(2,155)
Income taxes paid, net of refunds	(334)	(291)
Net cash flow from/(used in) operating activities	9,918	48,065

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(9)	(49)
Disposal of subsidiaries, associates and intangible assets[1]	68	128
Purchase of property and equipment	(1,198)	(935)
Disposal of property and equipment	99	458
Net (investment in)/divestment of financial investments available-for-sale[2]	5,423	1,934
Net cash flow from/(used in) investing activities	4,382	1,536

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	4,324	(4,357)
Net movements in treasury shares and own equity derivative activity	(719)	(360)
Capital issuance	0	1
Dividends paid on UBS shares	(938)	(564)
Issuance of long-term debt, including financial liabilities designated at fair value	29,424	25,165
Repayment of long-term debt, including financial liabilities designated at fair value	(23,384)	(60,177)
Dividends paid and repayment of preferred notes	(80)	(1,386)
Net changes of non-controlling interests	(4)	(6)
Net cash flow from/(used in) financing activities	8,623	(41,683)

1  Includes dividends received from associates.    2  Includes gross cash inflows from sales and maturities (CHF 108,962 million for the nine months ended 30 September 2014, CHF 120,279 million for the nine months ended 30 September 2013) and gross cash outflows from purchases (CHF 103,539 million for the nine months ended 30 September 2014, CHF 118,345 million for the nine months ended 30 September 2013).

106

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.9.14	30.9.13

Effects of exchange rate differences on cash and cash equivalents	5,811	(1,284)

Net increase/(decrease) in cash and cash equivalents	28,734	6,635
Cash and cash equivalents at the beginning of the period	108,632	99,108
Cash and cash equivalents at the end of the period	137,366	105,743
Cash and cash equivalents comprise:
Cash and balances with central banks	108,745	79,043
Due from banks[1]	25,466	24,467
Money market paper[2]	3,155	2,233
Total[3]	137,366	105,743

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	8,420	9,311
Cash paid as interest	4,123	5,811
Cash received as dividends on equity investments, investment funds and associates[4]	1,613	1,215

1  Includes positions recognized on the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    2  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3  CHF 6,994 million and CHF 9,124 million of cash and cash equivalents were restricted as of 30 September 2014 and 30 September 2013, respectively. Refer to “Note 25 Restricted and transferred financial assets” in the Annual Report 2013 for more information.    4   Includes dividends received from associates reported within cash flow from/(used in) investing activities.

107

108

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2013, except for the change described below and those identified in “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2014 report: in particular the adoption of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation) on 1 January 2014, which resulted in a restatement of prior-year balance sheet comparatives. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in our Annual Report 2013. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements under IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” in the Annual Report 2013.

Funding valuation adjustments

In the third quarter of 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements, as announced in our Annual Report 2013 and second quarter 2014 report. This resulted in a net loss of CHF 267 million in the third quarter, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate. FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA was implemented in response to growing evidence that market participants incorporate funding valuation adjustments in the fair value measurement of uncollateralized and partially collateralized derivatives and was implemented on a prospective basis as a change in accounting estimate.

è	Refer to “Note 10 d) Valuation adjustments’’ for more information

Creation of a group holding company

On 29 September 2014, the Group commenced a share-for-share exchange offer in order to create a group holding company, UBS Group AG. UBS Group AG is offering its shares on a one-for-one basis in exchange for all of the outstanding ordinary shares of UBS AG. Upon completion of the offer, UBS Group AG will become the holding company for UBS and its subsidiaries.

Purchase of UBS AG shares by UBS Group AG is expected to cause a triggering event resulting in accruals for future distributions to preferred noteholders. After completion of the exchange offer and the squeeze-out, we expect to propose a supplementary capital return to shareholders of UBS Group AG. We do not expect the exchange offer to result in any other impacts on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of UBS Group AG.

è	Refer to the “Regulatory and legal developments and financial reporting and accounting changes’’ section of this report for more information

109

Notes to the interim consolidated financial statements

Note 2 Segment reporting

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014 onwards, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party view, i.e., the amounts do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

110

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the nine months ended 30 September 2014
Net interest income	1,583	710	1,626	(10)	941	(247)	84	4,688
Non-interest income	4,311	4,400	1,231	1,414	5,475	325	(545)	16,611
Income[1]	5,893	5,110	2,857	1,405	6,417	78	(461)	21,299
Credit loss (expense)/recovery	3	14	(29)	0	(6)	0	0	(18)
Total operating income	5,896	5,124	2,828	1,405	6,410	78	(460)	21,281
Personnel expenses	2,518	3,500	1,036	634	3,274	306	279	11,548
General and administrative expenses	1,499	799	616	367	3,207	97	433	7,018
Services (to)/from other business divisions	43	7	(92)	(14)	1	9	46	0
Depreciation and impairment of property and equipment	150	94	102	31	197	4	21	598
Amortization and impairment of intangible assets	4	35	0	6	11	4	0	60
Total operating expenses[2]	4,216	4,435	1,662	1,024	6,690	419	779	19,224
Operating profit/(loss) before tax	1,681	689	1,166	381	(280)	(341)	(1,239)	2,057
Tax expense/(benefit)								(665)
Net profit/(loss)								2,722

As of 30 September 2014
Total assets	126,080	52,453	144,139	14,858	282,267	254,879	174,581	1,049,258

For the nine months ended 30 September 2013[3]
Net interest income	1,548	687	1,603	(16)	588	(275)	104	4,240
Non-interest income	4,166	4,201	1,223	1,469	6,149	(368)	381	17,221
Income[1]	5,714	4,889	2,826	1,453	6,737	(643)	485	21,461
Credit loss (expense)/recovery	(11)	(19)	(1)	0	3	0	(7)	(35)
Total operating income	5,703	4,869	2,825	1,453	6,740	(643)	477	21,425
Personnel expenses	2,496	3,436	1,101	657	3,124	305	403	11,522
General and administrative expenses	1,226	665	601	322	1,411	350	1,849	6,424
Services (to)/from other business divisions	63	13	(110)	(12)	7	(4)	43	0
Depreciation and impairment of property and equipment	136	89	107	35	185	(4)	47	595
Amortization and impairment of intangible assets	6	38	0	6	9	0	2	61
Total operating expenses[2]	3,927	4,241	1,700	1,007	4,737	647	2,343	18,602
Operating profit/(loss) before tax	1,776	628	1,126	446	2,003	(1,290)	(1,866)	2,823
Tax expense/(benefit)								361
Net profit/(loss)								2,462

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374

1  Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    2  Refer to “Note 16 Changes in organization” for information on restructuring charges.    3  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.

111

Notes to the interim consolidated financial statements

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Net interest and trading income
Net interest income	1,874	1,242	1,551	51	21	4,688	4,240
Net trading income	700	1,347	543	(48)	29	3,404	4,526
Total net interest and trading income	2,575	2,589	2,094	(1)	23	8,093	8,765
Wealth Management	737	671	701	10	5	2,079	2,171
Wealth Management Americas	346	326	350	6	(1)	995	983
Retail & Corporate	653	626	612	4	7	1,881	1,857
Global Asset Management	2	(5)	(5)			(4)	5
Investment Bank	1,124	1,155	947	(3)	19	3,536	4,061
of which: Corporate Client Solutions	272	281	134	(3)	103	807	862
of which: Investor Client Services	852	874	813	(3)	5	2,728	3,199
Corporate Center	(286)	(184)	(510)	55	(44)	(394)	(312)
of which: Core Functions	46	11	(396)	318		122	(732)
of which: own credit on financial liabilities designated at fair value[1]	61	72	(147)	(15)		221	(189)
of which: Non-core and Legacy Portfolio	(333)	(195)	(115)	71	190	(517)	420
Total net interest and trading income	2,575	2,589	2,094	(1)	23	8,093	8,765

Net interest income
Interest income
Interest earned on loans and advances	2,238	2,109	2,126	6	5	6,399	6,614
Interest earned on securities borrowed and reverse repurchase agreements	171	215	183	(20)	(7)	550	683
Interest and dividend income from trading portfolio	802	886	643	(9)	25	2,540	2,362
Interest income on financial assets designated at fair value	50	50	91	0	(45)	156	279
Interest and dividend income from financial investments available-for-sale	91	77	104	18	(13)	235	234
Total	3,352	3,337	3,147	0	7	9,880	10,172
Interest expense
Interest on amounts due to banks and customers	161	170	201	(5)	(20)	529	701
Interest on securities lent and repurchase agreements	179	277	159	(35)	13	634	677
Interest expense from trading portfolio[2]	298	838	311	(64)	(4)	1,573	1,608
Interest on financial liabilities designated at fair value	226	231	281	(2)	(20)	703	929
Interest on debt issued	614	579	645	6	(5)	1,753	2,017
Total	1,478	2,095	1,596	(29)	(7)	5,192	5,932
Net interest income	1,874	1,242	1,551	51	21	4,688	4,240

Net trading income
Investment Bank Corporate Client Solutions	135	163	15	(17)	800	437	492
Investment Bank Investor Client Services	452	991	602	(54)	(25)	2,157	2,981
Other business divisions and Corporate Center	114	193	(74)	(41)		810	1,053
Net trading income	700	1,347	543	(48)	29	3,404	4,526
of which: net gains/(losses) from financial liabilities designated at fair value[1,3]	264	(1,839)	(1,628)			(2,039)	(778)

1  Refer to “Note 10 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

112

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Underwriting fees	350	493	265	(29)	32	1,163	1,023
of which: equity underwriting fees	235	331	181	(29)	30	750	612
of which: debt underwriting fees	115	163	84	(29)	37	412	411
M&A and corporate finance fees	160	166	120	(4)	33	481	406
Brokerage fees	945	945	916	0	3	2,900	3,141
Investment fund fees	943	905	893	4	6	2,780	2,912
Portfolio management and advisory fees	1,888	1,780	1,657	6	14	5,387	4,889
Other	457	446	445	2	3	1,326	1,306
Total fee and commission income	4,743	4,735	4,296	0	10	14,037	13,677
Brokerage fees paid	197	186	205	6	(4)	583	697
Other	273	253	260	8	5	774	790
Total fee and commission expense	470	439	465	7	1	1,357	1,487
Net fee and commission income	4,273	4,296	3,831	(1)	12	12,680	12,190
of which: net brokerage fees	748	759	711	(1)	5	2,317	2,444

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	25	26	(1)	(4)		57	102
Net gains/(losses) from disposals of investments in associates	0	69	0	(100)		69	0
Share of net profits of associates	22	19	13	16	69	76	38
Total	47	114	13	(59)	262	202	140
Financial investments available-for-sale
Net gains/(losses) from disposals	34	83	69	(59)	(51)	157	189
Impairment charges	(52)	(6)	(9)	767	478	(58)	(36)
Total	(18)	77	61			99	153
Net income from properties (excluding net gains/losses from disposals)[2]	8	7	9	14	(11)	22	28
Net gains/(losses) from investment properties at fair value[3]	0	1	(15)	(100)	(100)	1	(14)
Net gains/(losses) from disposals of properties held for sale	(1)	1	210			24	229
Net gains/(losses) from disposals of loans and receivables	9	23	6	(61)	50	41	42
Other	16	53	69	(70)	(77)	137	(73)
Total other income	61	276	353	(78)	(83)	526	505

[1]  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    [2]  Includes net rent received from third parties and net operating expenses.    [3]  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Salaries and variable compensation	2,331	2,467	2,166	(6)	8	7,317	7,270
Contractors	61	56	48	9	27	171	133
Social security	180	170	183	6	(2)	609	615
Pension and other post-employment benefit plans	161	177	243	(9)	(34)	532	677
Wealth Management Americas: Financial advisor compensation[1]	852	822	774	4	10	2,465	2,362
Other personnel expenses	153	150	153	2	0	455	465
Total personnel expenses[2]	3,739	3,842	3,567	(3)	5	11,548	11,522

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    2  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

113

Notes to the interim consolidated financial statements

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Occupancy	247	244	259	1	(5)	741	776
Rent and maintenance of IT and other equipment	118	95	113	24	4	329	341
Communication and market data services	151	149	153	1	(1)	450	464
Administration	122	109	130	12	(6)	337	376
Marketing and public relations	115	108	104	6	11	317	324
Travel and entertainment	104	119	103	(13)	1	329	316
Professional fees	339	331	260	2	30	926	704
Outsourcing of IT and other services	418	370	331	13	26	1,145	958
Provisions for litigation, regulatory and similar matters[1], [2]	1,836	254	586	623	213	2,284	1,622
Other[3]	19	94	88	(80)	(78)	161	544
Total general and administrative expenses[4]	3,468	1,871	2,126	85	63	7,018	6,424

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the third quarter of 2014 included recoveries from third parties of CHF 5 million (second quarter 2014: CHF 5 million, third quarter 2013: CHF 3 million). A portion (CHF 26 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the third quarter of 2014 as presented in “Note 14a Provisions” was recorded as other income rather than as general and administrative expenses.    2  Refer to “Note 14 Provisions and contingent liabilities” for more information.    3  The second quarter of 2014 included an impairment charge of CHF 78 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

Note 8 Income taxes

The Group recognized a net income tax benefit of CHF 1,317 million for the third quarter of 2014, compared with a net tax expense of CHF 314 million in the second quarter. The net tax benefit included a net increase in recognized deferred tax assets of CHF 1,420 million, mainly relating to the US, and reflecting updated profit forecasts for the Group. The net increase in recognized deferred tax assets was affected by the reassessment of the Group’s approach for taking forecasted future profit into account for these purposes. Based on the performance of its businesses, the

Group has extended the forecast period for taxable profits to six years from five. In addition, the Group considers other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and the Group’s confidence level in assessing the probability of taxable profit beyond the current outlook period. The tax benefit associated with the net upward deferred tax asset revaluation was partially offset by net tax expenses of CHF 103 million in respect of taxable profits of branches and subsidiaries.

114

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	762	792	577	(4)	32	2,609	2,255

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	762	792	577	(4)	32	2,609	2,255
Less: (profit)/loss on UBS equity derivative contracts	0	(3)	0	(100)		(2)	0
Net profit/(loss) attributable to UBS shareholders for diluted EPS	762	789	577	(3)	32	2,607	2,255

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,753,126,358	3,752,038,863	3,768,248,432	0	0	3,757,057,018	3,761,439,602
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	82,709,297	82,622,660	82,556,465	0	0	83,728,233	80,395,159
Weighted average shares outstanding for diluted EPS	3,835,835,655	3,834,661,523	3,850,804,897	0	0	3,840,785,251	3,841,834,761

Earnings per share (CHF)
Basic	0.20	0.21	0.15	(5)	33	0.69	0.60
Diluted	0.20	0.21	0.15	(5)	33	0.68	0.59

Shares outstanding
Shares issued	3,844,336,002	3,844,030,621	3,841,428,598	0	0
Treasury shares	90,688,181	91,236,602	74,161,825	(1)	22
Shares outstanding	3,753,647,821	3,752,794,019	3,767,266,773	0	0
Exchangeable shares	0	0	259,742		(100)
Shares outstanding for EPS	3,753,647,821	3,752,794,019	3,767,526,515	0	0
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13

Potentially dilutive instruments
Employee share-based compensation awards	97,760,939	101,558,712	121,788,077	(4)	(20)	97,760,939	121,788,077
Other equity derivative contracts	11,728,820	10,953,906	14,498,068	7	(19)	10,736,364	14,339,581
Total	109,489,759	112,512,618	136,286,145	(3)	(20)	108,497,303	136,127,658

115

Notes to the interim consolidated financial statements

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

116

Financial information

Note 10 Fair value measurement (continued)

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

    Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

    An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard. Refer to “Note 10d Valuation adjustments” for more information.

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

    Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

    Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

    Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models.

The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

    Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

    For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to “Note 10h Valuation of assets and liabilities classified as Level 3” for more information. The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

117

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, funding costs and benefits, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

Counterparty credit risk in the valuation of derivatives

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty, considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Funding valuation adjustments

In the third quarter of 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements, resulting in a net loss of CHF 267 million in the third quarter, of which CHF 124 million resulted from the life-to-date FVA loss with the remainder primarily related to the partial reversal of life-to-date DVA gains.

FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price (FTP) curve using the existing CVA infrastructure and framework. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

Implementation of FVA had no impact on the fair value hierarchy classification of the associated uncollateralized derivatives given the FVA did not have a significant effect on valuations.

è	Refer to “Note 1 Basis of accounting” for more information

Credit, funding and debit valuation adjustments (CVA, FVA and DVA) on derivative financial instruments
	As of
Life-to-date gain/(loss), CHF billion	30.9.14	30.6.14	31.12.13
Credit valuation adjustments[1]	(0.5)	(0.5)	(0.5)
of which: Monoline credit protection	(0.1)	(0.1)	(0.1)
of which: Other instruments	(0.4)	(0.5)	(0.4)
Funding valuation adjustments	(0.1)
Debit valuation adjustments	0.1 [2]	0.2	0.3

1  Amounts do not include reserves against defaulted counterparties.    2  Life-to-date debit valuation adjustments prior to the implementation of funding valuation adjustments were a gain of CHF 0.2 billion as of 30 September 2014.

118

Financial information

Note 10 Fair value measurement (continued)

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA infrastructure and framework. DVA is determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads. Upon the implementation of FVA, DVA were reversed to the extent DVA overlapped with FVA.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 September 2014, 30 June 2014 and 30 September 2013, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Gain/(loss) for the period ended	61	72	(147)	221	(189)
Life-to-date gain/(loss)	(367)	(412)	(482)

119

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.14				30.6.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	91.7	28.3	4.2	124.1	90.1	30.9	4.7	125.8	79.9	30.1	4.3	114.2
of which:
Government bills/bonds	7.4	4.1	0.0	11.5	10.1	4.8	0.0	15.0	7.9	5.1	0.0	13.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.8	12.6	1.5	14.9	1.0	13.5	1.5	16.0	1.1	13.3	1.7	16.0
Loans	0.0	2.3	1.4	3.7	0.0	3.1	2.0	5.1	0.0	2.0	1.0	3.0
Investment fund units	7.3	5.8	0.3	13.4	6.9	5.7	0.3	12.8	4.8	6.0	0.3	11.1
Asset-backed securities	0.0	2.1	0.8	2.9	0.0	2.2	0.7	2.9	0.0	2.3	1.0	3.3
Equity instruments	59.6	0.9	0.1	60.5	56.0	1.2	0.1	57.3	50.7	1.0	0.2	51.9
Financial assets for unit-linked investment contracts	16.7	0.5	0.1	17.3	16.2	0.5	0.1	16.8	15.4	0.4	0.1	15.8

Positive replacement values	1.1	241.9	4.6	247.6	0.6	198.8	5.4	204.7	0.7	247.9	5.5	254.1
of which:
Interest rate contracts	0.0	113.9	0.5	114.4	0.0	118.0	0.3	118.3	0.0	130.4	0.3	130.7
Credit derivative contracts	0.0	10.2	1.9	12.0	0.0	16.9	2.9	19.7	0.0	20.1	3.0	23.1
Foreign exchange contracts	0.7	95.3	0.7	96.7	0.2	43.8	0.8	44.7	0.5	74.6	0.9	76.0
Equity/index contracts	0.0	19.1	1.6	20.7	0.0	17.5	1.4	19.0	0.0	19.3	1.2	20.6
Commodities contracts	0.0	3.3	0.0	3.3	0.0	2.6	0.0	2.6	0.0	3.5	0.0	3.5

Financial assets designated at fair value	0.1	1.8	3.5	5.5	0.1	1.8	3.6	5.5	0.1	2.9	4.4	7.4
of which:
Loans (including structured loans)	0.0	1.1	0.8	1.9	0.0	1.1	0.9	2.0	0.0	1.4	1.1	2.5
Structured reverse repurchase and securities borrowing agreements	0.0	0.3	2.6	2.9	0.0	0.3	2.6	2.9	0.0	1.1	3.1	4.2
Other	0.1	0.4	0.1	0.7	0.1	0.4	0.1	0.7	0.1	0.5	0.2	0.7

Financial investments available-for-sale	30.7	24.6	0.7	56.0	28.9	22.6	0.7	52.2	39.7	19.0	0.8	59.5
of which:
Government bills/bonds	28.1	2.4	0.0	30.5	25.4	2.3	0.0	27.7	38.0	1.2	0.0	39.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.4	18.0	0.0	20.5	3.4	16.3	0.1	19.7	1.6	13.6	0.1	15.3
Investment fund units	0.0	0.1	0.3	0.4	0.0	0.1	0.3	0.4	0.0	0.0	0.2	0.3
Asset-backed securities	0.0	4.0	0.0	4.0	0.0	3.9	0.0	3.9	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6

Non-financial assets
Precious metals and other physical commodities	6.3	0.0	0.0	6.3	6.7	0.0	0.0	6.7	8.6	0.0	0.0	8.6

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Total assets measured at fair value	130.0	296.6	13.0	439.6	126.5	254.1	14.4	395.0	129.1	299.9	15.0	444.0
1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.4 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 June 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.1 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

120

Financial information

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.9.14				30.6.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	23.4	4.9	0.1	28.4	23.9	5.9	0.1	29.9	22.5	3.9	0.2	26.6
of which:
Government bills/bonds	7.4	1.5	0.0	8.9	7.4	1.7	0.0	9.1	6.9	0.5	0.0	7.3
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	3.1	0.1	3.3	0.1	3.9	0.1	4.2	0.3	3.2	0.2	3.6
Investment fund units	0.7	0.1	0.0	0.8	0.4	0.1	0.0	0.5	0.4	0.1	0.0	0.5
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.2	0.2	0.0	15.4	15.9	0.2	0.0	16.1	15.0	0.2	0.0	15.1

Negative replacement values	1.1	238.1	4.9	244.0	0.6	197.2	5.6	203.4	0.8	242.9	4.4	248.1
of which:
Interest rate contracts	0.0	107.2	0.6	107.8	0.0	108.4	0.7	109.0	0.0	118.0	0.4	118.4
Credit derivative contracts	0.0	10.2	1.6	11.8	0.0	16.5	2.3	18.8	0.0	19.5	2.0	21.5
Foreign exchange contracts	0.7	96.0	0.4	97.1	0.2	49.3	0.4	49.9	0.5	79.3	0.5	80.3
Equity/index contracts	0.0	21.8	2.2	24.0	0.0	20.5	2.2	22.6	0.0	22.9	1.5	24.4
Commodities contracts	0.0	2.9	0.0	2.9	0.0	2.5	0.0	2.6	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	57.7	13.0	70.7	0.0	56.3	12.5	68.9	0.0	57.8	12.1	69.9
of which:
Non-structured fixed-rate bonds	0.0	2.2	2.3	4.6	0.0	2.1	1.6	3.6	0.0	2.4	1.2	3.7
Structured debt instruments issued	0.0	49.7	8.1	57.7	0.0	48.2	8.1	56.3	0.0	48.4	7.9	56.3
Structured over-the-counter debt instruments	0.0	5.3	1.6	6.9	0.0	5.5	2.0	7.5	0.0	6.5	1.8	8.3
Structured repurchase agreements	0.0	0.5	0.9	1.4	0.0	0.5	0.9	1.4	0.0	0.4	1.2	1.6
Loan commitments and guarantees	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	17.5	0.0	17.5	0.0	16.9	0.0	16.9	0.0	16.2	0.0	16.2
Total liabilities measured at fair value	24.5	318.2	18.0	360.7	24.5	276.4	18.3	319.1	23.3	320.7	16.8	360.7

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating-rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the

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market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price data is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price data is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price data available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

    Included within loans are various contingent lending transactions for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn

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be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available or which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counterparties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

    Uncollateralized and partially collateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in “Note 10d Valuation adjustments,” the fair value of uncollateralized and partially collateralized derivatives is then adjusted by CVA, DVA and FVA as applicable, to reflect an estimation of the impact of counterparty credit risk, UBS’s own credit risk and funding costs and benefits.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data

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are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

    Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow

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the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historical asset prices or by extrapolation.

Cross-currency balance guaranteed swaps are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market data available for the instrument maturity and are valued by some form of extrapolation of available data, use of historical dividend data, or use of data for a related equity.

Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

Financial liabilities designated at fair value

Structured and OTC debt instruments issued

Structured debt instruments issued are comprised of medium-term notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s

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risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments which are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the first nine months of 2014.

Assets totaling approximately CHF 0.6 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 2 to Level 1 during the first nine months of 2014, generally due to increased levels of trading activity observed within the market.

Transfers of financial liabilities from Level 2 to Level 1 during the first nine months of 2014 were not significant.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during the first nine months of 2014, generally due to diminished levels of trading activity observed within the market.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 September 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised the following:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity- and credit-linked)

Significant movements in Level 3 instruments during the first nine months of 2014 were as follows.

Financial assets held for trading

Financial assets held for trading decreased to CHF 4.2 billion from CHF 4.3 billion during the first nine months of 2014. Issuances of CHF 3.6 billion and purchases of CHF 1.1 billion, mainly comprised of loans and corporate bonds, were mostly offset by sales of CHF 4.6 billion, primarily comprised of loans and corporate bonds. Transfers into Level 3 during the period amounted to CHF 0.9 billion and were mainly comprised of asset-backed securities and corporate bonds due to decreased observability of the respective credit spread inputs. Transfers out of Level 3 amounted to CHF 0.5 billion and were primarily comprised of mortgage-backed securities and corporate bonds, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.5 billion from CHF 4.4 billion during the first nine months of 2014, mainly reflecting net losses of CHF 0.7 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.3 billion. Issuances amounting to CHF 0.9 billion were fully offset by settlements totaling CHF 0.9 billion.

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Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.7 billion from CHF 0.8 billion during the first nine months of 2014, mainly reflecting sales of CHF 0.3 billion, which were mostly offset by net gains of CHF 0.1 billion included in comprehensive income and purchases totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 4.6 billion from CHF 5.5 billion during the first nine months of 2014. Settlements of CHF 4.0 billion were mostly offset by issuances totaling CHF 2.3 billion and net gains included in comprehensive income totaling CHF 1.1 billion, all of which were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of interest rate contracts and equity/index contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.7 billion and were mainly comprised of credit derivative contracts, primarily resulting from changes in the availability of the respective observable inputs for credit spreads.

Negative replacement values

Negative replacement values increased to CHF 4.9 billion from CHF 4.4 billion during the first nine months of 2014. Settlements and issuances amounted to CHF 3.1 billion and CHF 2.0 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.8 billion and CHF 0.3 billion, respectively, and were also mainly comprised of credit derivative contracts and equity/index contracts, resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased to CHF 13.0 billion from CHF 12.1 billion during the first nine months of 2014. Settlements of CHF 4.8 billion, mainly comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, were more than offset by issuances of CHF 5.5 billion, which were primarily comprised of equity-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds, as well as net losses of CHF 0.3 billion included in comprehensive income. Transfers into and out of Level 3 amounted to CHF 1.8 billion and CHF 2.4 billion, respectively. Transfers into Level 3 were primarily comprised of equity- and credit-linked structured debt instruments issued and structured over-the-counter debt instruments and mainly resulted from a reduction in observable equity volatility inputs and respective credit spreads which affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity- and rates-linked structured debt instruments issued and mainly resulted from changes in the availability of observable equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures.

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Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income

Financial assets held for trading[1]	4.3	(0.8)	(0.4)	0.0	0.0	0.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	(0.1)	0.0	0.0	0.0	0.0
Loans	1.0	(0.8)	(0.4)	0.0	0.0	0.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0
Other	0.6	0.0	0.0	0.0	0.0	0.0

Financial assets designated at fair value	4.4	(0.7)	(0.1)	0.0	0.0	0.0
of which:
Loans (including structured loans)	1.1	(0.3)	(0.2)	0.0	0.0	0.0
Structured reverse repurchase and securities borrowing agreements	3.1	(0.4)	0.1	0.0	0.0	0.0
Other	0.2	0.0	0.0	0.0	0.0	0.0

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.1

Positive replacement values	5.5	1.1	(0.6)	0.0	0.0	0.0
of which:
Credit derivative contracts	3.0	0.8	(1.0)	0.0	0.0	0.0
Foreign exchange contracts	0.9	0.0	0.0	0.0	0.0	0.0
Equity/index contracts	1.2	0.3	0.3	0.0	0.0	0.0
Other	0.3	0.0	0.1	0.0	0.0	0.0

Negative replacement values	4.4	(0.1)	(0.7)	0.0	0.0	0.0
of which:
Credit derivative contracts	2.0	(0.5)	(1.2)	0.0	0.0	0.0
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0
Equity/index contracts	1.5	0.3	0.3	0.0	0.0	0.0
Other	0.5	0.2	0.3	0.0	0.0	0.0

Financial liabilities designated at fair value	12.1	0.3	0.9	0.0	0.0	0.0
of which:
Non-structured fixed-rate bonds	1.2	0.2	0.2	0.0	0.0	0.0
Structured debt instruments issued	7.9	1.0	0.6	0.0	0.0	0.0
Structured over-the-counter debt instruments	1.8	(0.4)	(0.2)	0.0	0.0	0.0
Structured repurchase agreements	1.2	(0.5)	0.2	0.0	0.0	0.0

1  Includes assets pledged as collateral which may be sold or repledged by counterparties.    2   Total Level 3 assets as of 30 September 2014 were CHF 13.0 billion (30 June 2014: CHF 14.4 billion, 31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 30 September 2014 were CHF 18.0 billion (30 June 2014: CHF 18.3 billion, 31 December 2013: CHF 16.8 billion).

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Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2014[2]

1.1	(4.6)	3.6	0.0	0.9	(0.5)	0.1	4.2

0.7	(1.0)	0.0	0.0	0.3	(0.2)	0.0	1.5
0.1	(2.8)	3.6	0.0	0.2	(0.1)	0.1	1.4
0.1	(0.5)	0.0	0.0	0.4	(0.2)	0.0	0.8
0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

0.0	0.0	0.9	(0.9)	0.0	(0.3)	0.1	3.5

0.0	0.0	0.5	(0.2)	0.0	(0.3)	0.0	0.8
0.0	0.0	0.4	(0.7)	0.0	0.0	0.1	2.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.1	(0.3)	0.0	0.0	0.0	0.0	0.0	0.7

0.0	0.0	2.3	(4.0)	0.4	(0.7)	0.0	4.6

0.0	0.0	1.1	(2.8)	0.0	(0.4)	0.1	1.9
0.0	0.0	0.1	(0.1)	0.0	(0.1)	(0.1)	0.7
0.0	0.0	0.9	(0.9)	0.2	(0.1)	0.0	1.6
0.0	0.0	0.3	(0.3)	0.3	(0.1)	0.0	0.5

0.0	0.0	2.0	(3.1)	1.8	(0.3)	0.2	4.9

0.0	0.0	1.0	(2.1)	1.3	(0.2)	0.2	1.6
0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
0.0	0.0	1.0	(0.8)	0.3	(0.1)	0.0	2.2
0.0	0.0	0.0	(0.1)	0.2	0.0	(0.1)	0.6

0.0	0.0	5.5	(4.8)	1.8	(2.4)	0.4	13.0

0.0	0.0	0.7	0.0	0.4	(0.4)	0.1	2.3
0.0	0.0	3.0	(3.2)	0.9	(2.0)	0.3	8.1
0.0	0.0	1.3	(1.3)	0.4	(0.1)	0.0	1.6
0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.9

129

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

    The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

    For corporate and municipal bonds, the range of 7–139 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 100 points, with a majority of positions concentrated around this price.

    For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 95% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 90 points.

For credit derivatives, the bond price range of 0–107 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 3–102 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 94 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 48–213 basis points in loans and 0–580 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including,

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Note 10 Fair value measurement (continued)

but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 2%.

For credit derivatives, the range of 2–15% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–10% for asset-backed securities and 0–13% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 7%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

    Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 0–91% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 83%. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

    The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–30%) and credit derivatives (0–38%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 1%. For loans, the average effective DM is 1.62% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of

131

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Note 10 Fair value measurement (continued)

expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–16% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–85% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 3–13% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 1–128% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 22–275% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–	Credit pair correlation is particularly important for FTD credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.
–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (83)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of (2)–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (41)–82% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured

132

Financial information

Note 10 Fair value measurement (continued)

reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 2–82% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 82% represent a distressed credit.

133

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities				30.9.14		31.12.13
CHF billion	30.9.14	31.12.13	30.9.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.5	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent	7	139	0	127	points
Traded loans, loans designated at fair value and loan commitments	2.3	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	3	102	0	102	points
					Discounted expected cash flows	Credit spread	48	213	65	125	basis points
					Market comparable and securitization model	Discount margin/spread	0	13	1	15	%
					Mortality dependent cash flow	Volatility of mortality	22	275	21	128	%
Investment fund units[2]	0.6	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.8	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Constant default rate	0	10	0	10	%
						Loss severity	0	91	0	100	%
						Discount margin/spread	0	30	1	39	%
					Relative value to market comparable	Bond price equivalent	0	102	0	102	points
Equity instruments[2]	0.4	0.6	0.0	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	2.6	3.1	0.9	1.2	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[3]			12.0	11.0

134

Financial information

Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities				30.9.14		31.12.13
CHF billion	30.9.14	31.12.13	30.9.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.5	0.3	0.6	0.4	Option model	Volatility of interest rates	13	85	13	73	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	84	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	1.9	3.0	1.6	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	580	2	1,407	basis points
						Upfront price points	2	82	(12)	68	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	90	10	90	%
						Discount margin/spread	0	38	0	39	%
						Credit pair correlation	57	94	42	92	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	2	15	0	15	%
						Constant default rate	0	13	0	12	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	0	18	0	38	%
						Bond price equivalent	0	107	0	100	points
Foreign exchange contracts	0.7	0.9	0.4	0.5	Option model	Volatility of foreign exchange	3	13	7	20	%
						Rate-to-FX correlation	(57)	60	(71)	60	%
						FX-to-FX correlation	(83)	80	(83)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	13	0	13	%
Equity/index contracts	1.6	1.2	2.2	1.5	Option model	Equity dividend yields	0	16	0	10	%
						Volatility of equity stocks, equity and other indices	1	128	1	88	%
						Equity-to-FX correlation	(41)	82	(52)	77	%
						Equity-to-equity correlation	(2)	99	17	99	%
Non-financial assets[2,4]	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    4   Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

135

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 September 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.0 billion and CHF 0.9 billion, respectively (30 June 2014: CHF 1.3 billion and CHF 1.1 billion, respectively; 31 December 2013: CHF 1.4 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.14		30.6.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]		Unfavorable changes[1]
Government bills/bonds	10	(1)	9	(1)	17		(4)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	35	(41)	39	(63)	35		(76)
Traded loans, loans designated at fair value and loan commitments	163	(65)	147	(71)	148		(70)
Asset-backed securities	19	(16)	15	(18)	54		(46)
Equity instruments	101	(61)	94	(61)	137		(84)
Interest rate derivative contracts, net	101	(51)	121	(92)	127		(91)
Credit derivative contracts, net	276	(342)	486	(509)	503	[2]	(471)	[2]
Foreign exchange derivative contracts, net	41	(37)	57	(52)	57		(56)
Equity/index derivative contracts, net	62	(61)	68	(65)	41		(43)
Structured debt instruments and non-structured fixed-rate bonds	177	(158)	180	(158)	184		(151)
Other	25	(28)	38	(35)	63		(54)
Total	1,008	(859)	1,255	(1,124)	1,366		(1,146)

1  Of the total favorable change, CHF 116 million as of 30 September 2014 (30 June 2014: CHF 128 million, 31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 73 million as of 30 September 2014 (30 June 2014: CHF 119 million, 31 December 2013: CHF 159 million) related to financial investments available-for-sale.    2  In the second quarter of 2014, comparative period figures for 31 December 2013 related to credit derivative contracts were corrected. As a result, favorable and unfavorable changes related to credit derivative contracts as of 31 December 2013 were increased by CHF 137 million and CHF 52 million, respectively.

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Note 10 Fair value measurement (continued)

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	30.9.14	30.6.14	30.9.13
Balance at the beginning of the period	469	514	512
Profit/(loss) deferred on new transactions	119	44	71
(Profit)/loss recognized in the income statement	(93)	(93)	(69)
Foreign currency translation	24	5	(20)
Balance at the end of the period	518	469	494

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.14		30.6.14		31.12.13
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	108.7	108.7	77.6	77.6	80.9	80.9
Due from banks	17.0	17.0	27.7	27.8	17.2	17.2
Cash collateral on securities borrowed	26.0	26.0	30.7	30.7	27.5	27.5
Reverse repurchase agreements	68.1	68.1	76.6	76.6	91.6	91.6
Cash collateral receivables on derivative instruments	31.2	31.2	27.4	27.4	28.3	28.3
Loans	310.3	311.4	300.6	301.9	287.0	289.3
Other assets	21.9	21.7	22.3	22.1	17.6	17.4
Liabilities
Due to banks	11.8	11.8	13.3	13.2	12.9	12.9
Cash collateral on securities lent	9.2	9.2	12.3	12.3	9.5	9.5
Repurchase agreements	14.0	14.0	18.7	18.7	13.8	13.8
Cash collateral payables on derivative instruments	42.4	42.4	43.7	43.7	49.5	49.5
Due to customers	401.8	401.8	388.5	388.5	390.8	390.8
Debt issued	98.9	102.0	80.9	84.1	81.4	84.0
Other liabilities	45.4	45.4	44.9	44.9	39.5	39.5
Guarantees/Loan commitments
Guarantees[1]	0.1	(0.1)	0.1	(0.1)	0.1	(0.1)
Loan commitments[2]	0.0	0.1	0.0	0.0	0.0	0.1

1  The carrying value of guarantees represented a liability of CHF 0.1 billion as of 30 September 2014 (30 June 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 September 2014 (30 June 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion).    2  The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 30 September 2014 (30 June 2014: CHF 0.0 billion, 31 December 2013: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.1 billion as of 30 September 2014 (30 June 2014: CHF 0.0 billion, 31 December 2013: CHF 0.1 billion).

137

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 30 September 2014: 100% of cash and balances with central banks, 96% of amounts due from banks, 100% of cash collateral on securities borrowed, 83% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 58% of loans, 89% of amounts due to banks, 90% of cash collateral on securities lent, 91% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 19% of debt issued.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

138

Financial information

Note 11 Derivative instruments1

			30.9.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	114	2,650	108	2,528	13,011
Credit derivative contracts	12	336	12	328	3
Foreign exchange contracts	97	3,186	97	3,004	13
Equity/index contracts	21	270	24	331	29
Commodity contracts, including precious metals contracts	3	44	3	35	8
Unsettled purchases of non-derivative financial investments[4]	0	32	0	26	0
Unsettled sales of non-derivative financial investments[4]	0	33	0	26	0
Total derivative instruments, based on IFRS netting[5]	248	6,550	244	6,277	13,064
Replacement value netting, based on capital adequacy rules	(191)		(191)
Cash collateral netting, based on capital adequacy rules	(22)		(17)
Total derivative instruments, based on capital adequacy netting[6]	35		36

			30.6.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	118	2,845	109	2,684	13,194
Credit derivative contracts	20	530	19	529	3
Foreign exchange contracts	45	2,786	50	2,783	10
Equity/index contracts	19	241	23	276	26
Commodity contracts, including precious metals contracts	3	39	3	39	9
Unsettled purchases of non-derivative financial investments[4]	0	34	0	20	0
Unsettled sales of non-derivative financial investments[4]	0	36	0	20	0
Total derivative instruments, based on IFRS netting[5]	205	6,511	203	6,352	13,242
Replacement value netting, based on capital adequacy rules	(157)		(157)
Cash collateral netting, based on capital adequacy rules	(23)		(15)
Total derivative instruments, based on capital adequacy netting[6]	25		32

			31.12.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	131	3,480	118	3,307	16,503
Credit derivative contracts	23	648	22	631	3
Foreign exchange contracts	76	3,084	80	2,988	7
Equity/index contracts	21	231	24	275	33
Commodity contracts, including precious metals contracts	3	43	3	35	11
Unsettled purchases of non-derivative financial investments[4]	0	20	0	9	0
Unsettled sales of non-derivative financial investments[4]	0	13	0	15	0
Total derivative instruments, based on IFRS netting[5]	254	7,519	248	7,259	16,557
Replacement value netting, based on capital adequacy rules	(193)		(193)
Cash collateral netting, based on capital adequacy rules	(28)		(14)
Total derivative instruments, based on capital adequacy netting[6]	33		41

1   Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table. As of 30 September 2014, these derivatives amounted to a PRV of CHF 0.4 billion (related notional values of CHF 8.3 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 11.0 billion). As of 30 June 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 5.2 billion) and an NRV of CHF 0.1 billion (related notional values of CHF 10.8 billion). As of 31 December 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and were not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions and OTC derivatives cleared for clients with a central counterparty with a combined PRV of CHF 6.8 billion as of 30 September 2014 (30 June 2014: CHF 6.3 billion; 31 December 2013: CHF 5.7 billion) and a combined NRV of CHF 7.0 billion as of 30 September 2014 (30 June 2014: CHF 6.6 billion; 31 December 2013: CHF 5.9 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

139

Notes to the interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets.

The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the Group’s actual credit exposure.

140

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				30.9.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	25.3	0.0	25.3	(2.0)	(23.3)	0.0	0.7	26.0
Reverse repurchase agreements	94.3	(36.2)	58.1	(4.9)	(53.2)	0.0	9.9	68.1
Positive replacement values	238.2	(2.8)	235.4	(190.6)	(28.4)	16.5	12.1	247.6
Cash collateral receivables on derivative instruments[1]	197.1	(169.7)	27.3	(17.3)	(1.0)	9.1	3.8	31.2
Financial assets designated at fair value	3.3	0.0	3.3	0.0	(2.8)	0.5	2.2	5.5
Total assets	558.2	(208.7)	349.5	(214.8)	(108.6)	26.1	28.8	378.3

				30.6.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	29.3	0.0	29.3	(1.7)	(27.6)	0.0	1.4	30.7
Reverse repurchase agreements	103.6	(37.4)	66.2	(4.1)	(62.1)	0.0	10.4	76.6
Positive replacement values	199.3	(2.6)	196.7	(157.0)	(27.6)	12.2	8.0	204.7
Cash collateral receivables on derivative instruments[1]	173.7	(154.7)	19.0	(14.7)	(0.4)	3.9	8.4	27.4
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.1)	0.4	2.0	5.5
Total assets	509.3	(194.7)	314.6	(177.4)	(120.8)	16.4	30.3	344.9

				31.12.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	27.5
Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	91.6
Positive replacement values	244.5	(2.8)	241.8	(192.9)	(35.5)	13.4	12.3	254.1
Cash collateral receivables on derivative instruments[1]	220.0	(196.1)	23.8	(14.4)	(1.1)	8.2	4.5	28.3
Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	7.4
Total assets	606.4	(224.3)	382.0	(213.9)	(146.4)	21.8	26.7	408.8

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

141

Notes to the interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				30.9.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.9	0.0	7.9	(2.0)	(6.0)	0.0	1.3	9.2
Repurchase agreements	45.2	(36.2)	9.0	(4.9)	(4.1)	0.0	5.0	14.0
Negative replacement values	231.3	(2.8)	228.5	(190.6)	(20.5)	17.4	15.5	244.0
Cash collateral payables on derivative instruments[1]	205.2	(169.7)	35.4	(21.5)	(1.7)	12.2	7.0	42.4
Financial liabilities designated at fair value	5.2	0.0	5.2	0.0	(1.4)	3.8	65.5	70.7
Total liabilities	494.8	(208.7)	286.1	(219.0)	(33.7)	33.4	94.2	380.4

				30.6.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	11.2	0.0	11.2	(1.7)	(9.6)	0.0	1.1	12.3
Repurchase agreements	47.8	(37.4)	10.4	(4.1)	(6.3)	0.0	8.3	18.7
Negative replacement values	192.9	(2.6)	190.3	(157.0)	(18.5)	14.8	13.1	203.4
Cash collateral payables on derivative instruments[1]	188.2	(154.7)	33.5	(23.1)	(3.6)	6.8	10.2	43.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	3.8	63.2	68.9
Total liabilities	445.8	(194.7)	251.1	(185.8)	(39.9)	25.5	95.9	347.0

				31.12.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	9.5
Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	13.8
Negative replacement values	235.5	(2.8)	232.7	(192.9)	(20.9)	18.8	15.4	248.1
Cash collateral payables on derivative instruments[1]	236.8	(196.1)	40.7	(28.3)	(3.6)	8.8	8.8	49.5
Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	69.9
Total liabilities	521.6	(224.3)	297.3	(227.8)	(37.2)	32.2	93.5	390.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the “Balance sheet netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

142

Financial information

Note 13 Other assets and liabilities

CHF million	30.9.14	30.6.14	31.12.13

Other assets
Prime brokerage receivables[1]	13,029	13,546	11,175
Recruitment loans financial advisors	2,865	2,647	2,733
Other loans to financial advisors	370	356	358
Bail deposit[2]	1,323	0	0
Accrued interest income	461	445	433
Accrued income – other	1,178	1,187	931
Prepaid expenses	1,113	1,118	985
Net defined benefit pension and post-employment assets	723	1,672	952
Settlement and clearing accounts	689	1,911	466
VAT and other tax receivables	292	299	410
Properties and other non-current assets held for sale	109	104	119
Other	2,149	2,366	1,665
Total other assets	24,301	25,650	20,228

Other liabilities
Prime brokerage payables[1]	38,191	37,494	32,543
Amounts due under unit-linked investment contracts	17,485	16,940	16,155
Accrued expenses – compensation related	2,437	1,843	2,631
Accrued expenses – interest expense	1,248	1,003	1,199
Accrued expenses – other	2,633	2,912	2,465
Deferred compensation plans	2,410	2,097	1,919
Net defined benefit pension and post-employment liabilities	1,245	1,138	1,048
Third-party interest in consolidated investment funds	686	674	953
Settlement and clearing accounts	1,481	1,652	946
Current and deferred tax liabilities	701	603	667
VAT and other tax payables	370	426	570
Deferred income	269	266	264
Other	1,138	1,116	1,417
Total other liabilities	70,293	68,166	62,777

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in “Note 14 Provisions and contingent liabilities” for more information.

143

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2013	45	1,622	658	61	157	222	205	2,971
Balance as of 30 June 2014	42	1,980	660	61	148	226	217	3,334
Increase in provisions recognized in the income statement	13	1,856	50	0	0	2	8	1,928
Release of provisions recognized in the income statement	(2)	(40)	(11)	0	(3)	(3)	(3)	(62)
Provisions used in conformity with designated purpose	(3)	(415)	(101)	0	(4)	(1)	(4)	(528)
Reclassifications	0	(2)	0	7	0	0	0	5
Foreign currency translation/unwind of discount	1	91	36	1	7	3	1	141
Balance as of 30 September 2014	51	3,469	634[3]	69	148[4]	227[5]	220	4,818

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 101 million as of 30 September 2014 (30 June 2014: CHF 134 million; 31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 533 million as of 30 September 2014 (30 June 2014: CHF 525 million; 31 December 2013: CHF 554 million).    4  Includes reinstatement costs for leasehold improvements of CHF 94 million as of 30 September 2014 (30 June 2014: CHF 92 million; 31 December 2013: CHF 95 million), provisions for onerous lease contracts of CHF 54 million as of 30 September 2014 (30 June 2014: CHF 56 million; 31 December 2013: CHF 62 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

    Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

    Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

    In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we

144

Financial information

Note 14 Provisions and contingent liabilities (continued)

have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 8 of this note, which we entered into with the US Department of Justice, Criminal Division, Fraud Section (DOJ) in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 8 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980
Increase in provisions recognized in the income statement	16	58	0	0	1,688	1	93	1,856
Release of provisions recognized in the income statement	(2)	(11)	0	0	0	(28)	0	(40)
Provisions used in conformity with designated purpose	(335)	(9)	(44)	0	(1)	0	(26)	(415)
Reclassifications	0	0	0	0	(2)	0	0	(2)
Foreign currency translation/unwind of discount	3	12	0	1	1	4	69	91
Balance as of 30 September 2014	192	182	93	37	1,712	296	959	3,469

1  Provisions, if any, for the matters described in (a) item 4 of this Note 14b are recorded in Wealth Management, (b) item 7 of this Note 14b are recorded in Wealth Management Americas, (c) items 11 and 12 of this Note 14b are recorded in the Investment Bank, (d) items 3 and 10 of this Note 14b are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this Note 14b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this Note 14b are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this Note 14b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this Note 14b are allocated between the Investment Bank and Corporate Center—Core Functions.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS appealed the determination of the bail

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amount. In September 2014, the appeal court (“Cour d’Appel”) upheld the initial determination of the bail amount, and UBS subsequently posted the bail amount. UBS has further appealed the determination of the bail amount to the French Supreme Court (“Cour de Cassation”) and intends to challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which is under appeal but has been paid.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning certain matters relating to our past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

Our balance sheet at 30 September 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans.

A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

    Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

    In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

    Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 21 October 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

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Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 21 October	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2				3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801
Total	122	205	368	1,084	1,404	618	332	4,132

1  Loans submitted by multiple counterparties are counted only once.

    Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

    In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

    We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

    Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

    In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

    In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

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We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at 30 September 2014 reflected a provision of USD 905 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the US Securities and Exchange Commission (SEC) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC (UBSS)) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty. In September 2014, the trial court dismissed the remaining claims. Plaintiffs have filed a notice of appeal.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2013	807
Balance as of 30 June 2014	817
Increase in provision recognized in the income statement	104
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(17)
Balance as of 30 September 2014	905

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Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

5. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which could only become effective after all appeals were exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment and, in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

    Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. UBS AG and UBS Limited have settled all civil disputes with the Regions of Tuscany, Lombardy, Lazio and Calabria and the City of Florence without any admission of liability.

6. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as

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portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded in July 2014. A decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Our balance sheet at 30 September 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 900 million. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans and whose allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

    An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement UBS will contribute USD 3.5 million to an investor education fund and will offer USD 1.68 million in restitution to certain investors.

    In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

    Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS Puerto Rico senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

    Our balance sheet at 30 September 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established

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provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

8. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO) and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

    Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

    In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by

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Note 14 Provisions and contingent liabilities (continued)

the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (ASIC) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and agreed to pay a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the Commission.

    UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaints allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006, through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

    With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

9. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered

152

Financial information

Note 14 Provisions and contingent liabilities (continued)

into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

10. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being or will be challenged in administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, in connection with a profit sharing plan assessment relating to an affiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations, and for which UBS established provisions, were submitted for settlement through amnesty programs announced by the Brazilian government.

11. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

12. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favored high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014 in which UBS is no longer named as a defendant.

153

Notes to the interim consolidated financial statements

Note 15 Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.14			30.6.14			31.12.13
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	7,018	(547)	6,471	6,994	(592)	6,402	7,731	(670)	7,061
Performance guarantees and similar instruments	3,351	(682)	2,669	3,334	(751)	2,583	3,423	(706)	2,717
Documentary credits	7,801	(1,669)	6,132	7,357	(1,552)	5,804	7,644	(1,599)	6,044
Total guarantees	18,171	(2,898)	15,273	17,684	(2,895)	14,789	18,798	(2,975)	15,823

Commitments
Loan commitments	52,451	(1,032)	51,418	52,064	(1,178)	50,886	54,913	(1,227)	53,686
Underwriting commitments	298	(236)	62	1,243	(256)	987	760	(225)	535
Total commitments	52,748	(1,269)	51,480	53,307	(1,434)	51,873	55,673	(1,452)	54,221

Forward starting transactions[1]
Reverse repurchase agreements	20,547			22,515			9,376
Securities borrowing agreements	231			150			46
Repurchase agreements	13,251			18,587			8,191

1  Cash to be paid in the future by either UBS or the counterparty.

Note 16 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Wealth Management	60	38	62	138	137
Wealth Management Americas	15	7	13	33	33
Retail & Corporate	20	13	15	48	43
Global Asset Management	5	2	12	12	29
Investment Bank	50	27	84	201	121
Corporate Center	25	2	3	39	212
of which: Core Functions	16	4	(1)	22	1
of which: Non-core and Legacy Portfolio	10	(2)	5	17	211
Total net restructuring charges	176	89	188	469	574
of which: personnel expenses	72	28	34	234	116
of which: general and administrative expenses	91	60	146	215	412
of which: depreciation and impairment of property and equipment	13	1	8	20	46
of which: amortization and impairment of intangible assets	0	0	0	1	0

154

Financial information

Note 16 Changes in organization (continued)

Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Salaries and variable compensation	55	37	32	223	106
Contractors	13	8	(1)	22	0
Social security	1	1	0	3	4
Pension and other post-employment benefit plans	1	(19)	3	(19)	3
Other personnel expenses	2	1	1	4	3
Total net restructuring charges: personnel expenses	72	28	34	234	116
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Occupancy	12	14	10	37	26
Rent and maintenance of IT and other equipment	11	2	2	14	3
Administration	0	0	0	1	0
Travel and entertainment	2	3	1	7	2
Professional fees	49	37	28	105	45
Outsourcing of IT and other services	18	20	34	50	37
Other[1]	(2)	(15)	72	1	298
Total net restructuring charges: general and administrative expenses	91	60	146	215	412

1  Mainly comprised of onerous real estate lease contracts.

Note 17 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.9.14	30.6.14	30.9.13	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
1 USD	0.95	0.89	0.90	0.93	0.89	0.92	0.91	0.93
1 EUR	1.21	1.21	1.22	1.21	1.22	1.23	1.22	1.23
1 GBP	1.55	1.52	1.46	1.54	1.50	1.44	1.50	1.44
100 JPY	0.87	0.88	0.92	0.88	0.87	0.93	0.87	0.97

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

155

156

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

157

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Net interest income	1,477	874	1,088	69	36	3,588	2,898
Net fee and commission income	1,477	1,569	1,501	(6)	(2)	4,724	4,788
Net trading income	601	1,054	505	(43)	19	2,866	3,738
Other income from ordinary activities	1,010	1,139	482	(11)	110	2,633	1,595
of which: dividend income from investments in subsidiaries and other participations	211	365	103	(42)	105	598	700
Operating income	4,565	4,636	3,575	(2)	28	13,811	13,019
Personnel expenses	1,995	2,218	1,997	(10)	0	6,355	6,573
General and administrative expenses	1,430	1,311	1,154	9	24	3,990	3,375
Operating expenses	3,425	3,529	3,151	(3)	9	10,345	9,948
Operating profit	1,140	1,107	424	3	169	3,467	3,071
Impairment of investments in subsidiaries and other participations	11	43	(357)	(74)		230	392
Depreciation of fixed assets	150	149	161	1	(7)	446	436
Allowances, provisions and losses	1,600	177	417	804	284	1,793	702
Profit/(loss) before extraordinary items and taxes	(621)	738	203			997	1,540
Extraordinary income	2,611	350	106	646		3,145	550
of which: reversal of impairments and provisions of subsidiaries and other participations	2,604	237	(263)	999		2,963	131
Extraordinary expenses	0	(57)	(4)	(100)	(100)	(57)	(20)
Tax (expense)/benefit	(63)	(53)	(52)	19	21	(150)	(186)
Net profit/(loss) for the period	1,928	977	254	97	659	3,936	1,885

158

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.9.14	30.6.14	31.12.13	30.6.14	31.12.13

Assets
Liquid assets	100,551	68,633	69,808	47	44
Money market paper	15,446	15,513	22,159	0	(30)
Due from banks	109,101	123,731	127,689	(12)	(15)
Due from customers	182,944	179,259	153,326	2	19
Mortgage loans	155,212	154,093	152,479	1	2
Trading balances in securities and precious metals	95,607	95,990	94,841	0	1
Financial investments	33,245	30,326	34,985	10	(5)
Investments in subsidiaries and other participations	25,552	22,911	21,758	12	17
Fixed assets	5,709	5,482	5,193	4	10
Accrued income and prepaid expenses	2,104	2,173	2,025	(3)	4
Positive replacement values	37,338	25,322	29,085	47	28
Other assets	4,381	4,041	2,568	8	71
Total assets	767,190	727,473	715,917	5	7

Liabilities
Money market paper issued	27,068	21,448	22,885	26	18
Due to banks	89,425	94,378	79,207	(5)	13
Trading portfolio liabilities	19,026	21,678	22,165	(12)	(14)
Due to customers on savings and deposit accounts	110,235	109,559	106,040	1	4
Other amounts due to customers	289,801	270,126	271,339	7	7
Medium-term notes	665	705	779	(6)	(15)
Bonds issued and loans from central mortgage institutions	85,035	74,136	75,585	15	13
Financial liabilities designated at fair value	51,739	51,132	49,620	1	4
Accruals and deferred income	6,680	6,047	6,610	10	1
Negative replacement values	38,008	31,979	37,415	19	2
Other liabilities	7,169	7,006	6,029	2	19
Allowances and provisions	3,879	2,750	2,805	41	38
Total liabilities	728,730	690,945	680,480	5	7

Equity
Share capital	384	384	384	0	0
General statutory reserve	28,450	28,446	26,611	0	7
Reserve for own shares	1,436	1,446	1,020	(1)	41
Other reserves	4,254	4,244	4,669	0	(9)
Net profit/(loss) for the year-to-date period	3,936	2,008	2,753	96	43
Equity attributable to shareholders	38,460	36,528	35,437	5	9
Total liabilities and equity	767,190	727,473	715,917	5	7

159

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2013. Key differences between the accounting policies for the Group and for the Parent Bank are described in “Note 38 Swiss GAAP requirements” to the consolidated financial statements in our Annual Report 2013. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2013.

In preparing the interim financial information for the Parent Bank, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2013, except for the change described below. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2013.

Funding valuation adjustments

In the third quarter of 2014, UBS AG (Parent Bank) incorporated funding valuation adjustments into its fair value measurements.

è	Refer to “Note 1 Basis of accounting’’ in the “Financial information” section of this report for more information and the impact on UBS Group

Parent bank capital requirements under Swiss SRB regulations

Pursuant to Swiss SRB regulations, article 125 of the Swiss Capital Ordinance (CAO), under the section “Reliefs for financial groups and individual institutions,” stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital reliefs on the level of individual institutions, to ensure that the fulfillment of the capital requirements at the

UBS AG (Parent Bank) level does not result in a de facto overcapitalization at Group level.

è

Refer to “Parent bank capital requirements under Swiss SRB regulations” in the “Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited” section of our first quarter 2014 report for more information on revised UBS AG (Parent Bank) capital requirements as of 1 January 2014

160

Financial information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital UBS AG (Parent Bank)

CHF billion	30.9.14	30.6.14	31.12.13
Equity – Swiss federal banking law	38.5	36.5	35.4
Deferred tax assets	3.7	3.7	4.9
Defined benefit plans	3.6	3.8	4.0
Investments in the finance sector	(8.4)	(7.4)	(8.2)
Own shares, commitments related to own shares and compensation items	(0.4)	(0.5)	(0.8)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other adjustments[1]	(2.0)	(1.2)	(1.4)
Common equity tier 1 capital (phase-in)	34.6	34.6	33.5
Tier 2 capital	7.6	8.7	3.5
Total capital (phase-in)	42.2	43.3	37.1

1  Includes accruals for capital returns to shareholders and other items.

Swiss SRB Basel III available capital versus capital requirements UBS AG (Parent Bank) (phase-in)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement	Actual			Requirement	Actual
	30.9.14	30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital	10.1	11.8	11.6	14.2	29,535	34,580	34,584	33,515
of which: countercyclical buffer	0.1	0.1	0.1	0.1	327	327	327	149
Common equity tier 1 capital/high-trigger loss-absorbing capital	11.5	12.2	11.9	14.6	33,624	35,534	35,527	34,470
Total capital	14.1	14.5	14.5	15.7	41,218	42,228	43,294	37,063

Swiss SRB Basel III capital information UBS AG (Parent Bank)

	Phase-in
CHF million, except where indicated	30.9.14	30.6.14	31.12.13
Tier 1 capital	34,580	34,584	33,515
of which: common equity tier 1 capital	34,580	34,584	33,515
Tier 2 capital	7,648	8,710	3,549
of which: high-trigger loss-absorbing capital	954	943	955
of which: low-trigger loss-absorbing capital	9,968	9,453	4,710
of which: net deductions	(3,275)	(1,686)	2,116
Total capital	42,228	43,294	37,063
Common equity tier 1 capital ratio (%)	11.8	11.6	14.2
Tier 1 capital ratio (%)	11.8	11.6	14.2
Total capital ratio (%)	14.5	14.5	15.7
Risk-weighted assets	292,076	299,333	236,570

161

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Swiss SRB leverage ratio requirements UBS AG (Parent Bank) (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]	Actual			Requirement	Actual
	30.9.14	30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital	2.4	3.7	3.8	4.1	22,186	34,580	34,584	33,515
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.7	3.8	3.9	4.2	25,070	35,534	35,527	34,470
Total capital	3.4	4.6	4.8	4.5	31,060	42,228	43,294	37,063

1  Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital/high-trigger loss absorbing capital (24% of 11.3%) and total capital (24% of 14%).

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 3Q14	Average 2Q14	Average 4Q13
Total on-balance sheet assets[1]	952,563	921,513 [2]	822,493
Netting of securities financing transactions	(25,404)	(21,714)	(2,131)
Netting of derivative exposures	(165,836)	(166,388)	(174,513)
Current exposure method (CEM) add-on for derivative exposures	67,816	79,121	92,978
Off-balance sheet items	104,209	104,270	89,180
of which: commitments and guarantees – unconditionally cancellable (10%)	9,981	10,140	10,837
of which: commitments and guarantees – other than unconditionally cancellable (100%)	94,228	94,130	78,344
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)	(8,951)	(8,048)	(10,254)
Total adjusted exposure (“leverage ratio denominator”)[3]	924,398	908,754	817,754

	As of
	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital (phase-in)	34,580	34,584	33,515
Tier 2 capital	7,648	8,710	3,549
Total capital	42,228	43,294	37,063
Swiss SRB leverage ratio phase-in (%)	4.6	4.8	4.5

1  Represent assets recognized on the UBS AG (Parent Bank) balance sheet in accordance with IFRS measurement principles.    2  The revocation of the previous FINMA capital relief related to certain intercompany exposures described in “Parent Bank capital requirements under Swiss SRB regulations” led to an increase of total on-balance sheet assets.    3  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

162

Financial information

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from		Year-to-date
GBP million	30.9.14	30.6.14	30.9.13	2Q14	3Q13	30.9.14	30.9.13
Interest income	104	70	87	49	20	242	266
Interest expense	(80)	(69)	(77)	16	4	(216)	(258)
Net interest income	25	1	11		127	26	7
Net fee and commission income	191	135	(2)	41		323	(7)
Net trading income	(21)	(1)	(8)		163	(20)	(4)
Other income	(55)	13	55			6	167
Total operating income	138	147	55	(6)	151	336	164
Total operating expenses	(130)	(105)	(50)	24	160	(280)	(143)
Operating profit before tax	8	42	6	(81)	33	56	21
Tax expense/(benefit)	(43)	(7)	1	514		(49)	4
Net profit	51	49	5	4	920	104	18

Statement of comprehensive income UBS Limited

	For the quarter ended			Year-to-date
GBP million	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Net profit	51	49	5	104	18

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale	2	(1)	0	1	(4)
Total other comprehensive income that may be reclassified to the income statement	2	(1)	0	1	(4)
Total comprehensive income	53	48	4	105	14

163

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Balance sheet UBS Limited

				% change from
GBP million	30.9.14	30.6.14	31.12.13	30.6.14	31.12.13

Assets
Due from banks	5,125	6,525	5,407	(21)	(5)
Cash collateral on securities borrowed and reverse repurchase agreements	10,212	10,375	21,331	(2)	(52)
Trading portfolio assets	5,337	6,624	1,021	(19)	423
Positive replacement values	31,942	31,539	38,208	1	(16)
Cash collateral receivables on derivative instruments	8,272	7,693	11,603	8	(29)
Loans	325	617	820	(47)	(60)
Other assets	6,127	6,187	4,476	(1)	37
Total assets	67,338	69,558	82,866	(3)	(19)

Liabilities
Due to banks	4,458	5,521	2,127	(19)	110
Cash collateral on securities lent and repurchase agreements	8,466	9,788	21,146	(14)	(60)
Trading portfolio liabilities	3,682	3,950	543	(7)	578
Negative replacement values	31,736	31,514	38,231	1	(17)
Cash collateral payables on derivative instruments	12,841	12,313	15,426	4	(17)
Due to customers	751	943	897	(20)	(16)
Other liabilities	1,283	1,453	1,066	(12)	20
Total liabilities	63,217	65,482	79,435	(3)	(20)

Equity
Share capital	842	842	227	0	271
Share premium	3,123	3,123	3,123	0	0
Retained earnings	155	113	81	37	91
Cumulative net income recognized directly in equity, net of tax	2	0	0
Total equity	4,121	4,077	3,431	1	20
Total liabilities and equity	67,338	69,558	82,866	(3)	(19)

164

Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland). This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements of UBS Limited for the year ended 31 December 2013, except for the change described below and those described in the “Basis of accounting UBS Limited” in the “Financial information” section of UBS’s first quarter 2014 report. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

For additional information on the modified business operating model implemented in May 2014, refer to the “Basis of accounting UBS Limited” in the “Financial information” section of UBS’s second quarter 2014 report.

Funding valuation adjustments

In the third quarter of 2014, UBS Limited incorporated funding valuation adjustments into its fair value measurements.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information and the impact on UBS Group

Income taxes

The third quarter of 2014 included a net upward revaluation of recognized deferred tax assets, reflecting updated profit forecasts.

è	Refer to “Note 8 Income taxes” in the “Financial information” section of this report for corresponding information for UBS Group

Basel III capital information UBS Limited1

GBP million, except where indicated	30.9.14	30.6.14
Tier 1 capital	3,914	3,941
of which: common equity tier 1 capital	3,299	3,326
Tier 2 capital	985	983
Total capital	4,899	4,924
Common equity tier 1 capital ratio (%)	27.1	24.4
Tier 1 capital ratio (%)	32.1	28.9
Total capital ratio (%)	40.2	36.1
Risk-weighted assets	12,176	13,626

1  Basel III-based requirements for UBS Limited came into effect on 1 January 2014.

165

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AMA	advanced measurement approach
ARS	auction rate securities
ATS	alternative trading system

B
BGS	balance guaranteed swaps
BIS	Bank for International Settlements
BMIS	Bernard L. Madoff Investment Securities LLC
BTG	BTG Investments, LP
bps	basis points

C
CAO	Swiss Capital Ordinance
CC	Corporate Center
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swap
CET1	common equity tier 1
CFTC	US Commodity Futures Trading Commission
CHF	Swiss franc
CLO	collateralized loan obligations
CMBS	commercial mortgage-backed securities
CRM	comprehensive risk measure
CSSF	Luxembourg Commission de Surveillance du Secteur Financier
CVA	credit valuation adjustments

D
DCCP	deferred contingent capital plan
DOJ	US Department of Justice, Criminal Division, Fraud Section
DVA	debit valuation adjustments

E
EPS	earnings per share
ERISA	Employee Retirement Income Security Act
ETD	exchange-traded derivatives
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FIRREA	Financial Institutions Reform, Recovery and Enforcement Act
FMIA	Financial Market Infrastructure Act
FRA	forward rate agreements
FRC	foreign exchange, rates and credit
FSA	UK Financial Services Authority
FTD	first to default swaps
FTP	funds transfer price
FVA	funding valuation adjustments
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GIIPS	Greece, Italy, Ireland, Portugal and Spain

H
HIBOR	Hong Kong Interbank Offered Rate
HKMA	Hong Kong Monetary Authority

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRB	internal ratings-based
IRC	incremental risk charge
ISDA	International Swaps and Derivatives Association

J
J-REIT	Japan Real Estate Investment Trust

K
KPI	key performance indicator
KWL	Kommunale Wasserwerke
Leipzig GmbH

L
LAC	loss-absorbing capital
LBBW	Landesbank Baden-
Württemberg
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

M
MAS	Monetary Authority of Singapore
MTN	medium-term notes

N
NAV	net asset value
NPA	non-prosecution agreement
NRV	negative replacement values
NSFR	net stable funding ratio
NYAG	New York State Attorney General

166

Abbreviations frequently used in our financial reports (continued)

O
OCC	Office of the Comptroller of the Currency
OCFI	Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico
OCI	other comprehensive income
OTC	over-the-counter

P
PRV	positive replacement values
PAYG	pay-as-you-go

R
RBC	risk-based capital
RFC	Residential Funding Company LLC
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RniV	risks-not-in-VaR
RoAE	return on attributed equity
RoE	return on equity
RV	replacement values
RWA	risk-weighted assets

S
SEC	US Securities and Exchange Commission
SFO	UK Serious Fraud Office
SIGTARP	Special Inspector General for the Troubled Asset Relief Program
SLR	supplementary leverage ratio
SNB	Swiss National Bank
SRB	systemically relevant banks
STCDO	single-tranche collateralized debt obligation

T
TBTF	too big to fail
TIBOR	Tokyo Interbank Offered Rate
TRS	total return swaps

U
UBS RESI	UBS Real Estate Securities Inc.
UBSS	UBS Securities LLC
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

W
WEKO	Wettbewerbskommission
(Swiss Competition
Commission)

167

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

168

Financial information

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the pending offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

169

Appendix

170

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) the registration statement of UBS Group AG on Form F-4 (Registration Number 333-199011) and into each prospectus outstanding thereunder, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti

Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil

Name:	Tom Naratil
Title:	Group Chief Financial Officer

UBS GROUP AG

By:	/s/ Sergio Ermotti

Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil

Name:	Tom Naratil
Title:	Group Chief Financial Officer

Date: October 28, 2014